923

04035027

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Invensys

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**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2142 FISCAL YEAR 3-31-04

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DAT : 6/29/04

invensys®

ARLS
3-31-04













Innovative technologies and services to improve customers' productivity, performance and profitability

Annual report & accounts 2004

Contents


12

12 Rail Systems designs, manufactures, supplies, installs and maintains rail signalling and control systems.

09 Process Systems provides products, services and solutions to help automate and optimise plant operations throughout industry.


09


14

14 Appliance Controls provides an extensive line of electronic and electro-mechanical control solutions used in appliances such as ovens, washing machines and refrigerators.


10

10 Eurotherm supplies control, data and measurement equipment solutions and services to manage specific parameters of the manufacturing process, such as temperature or pressure.


13

13 Climate Controls provides components, systems and services used to control the comfort and safety of residential and commercial environments.


11

11 APV supplies process equipment and automation solutions to the food, beverage, dairy, brewery and personal care industries.

Overview of the year

"After a challenging year, Invensys has emerged as a stronger Group."

Martin Jay, Chairman

- £2.7 billion refinancing successfully completed
- Net debt reduced from £1,556 million to £986 million
- Customer confidence returning
- Corporate costs reduced by 44%
- Business performance stabilised

Chairman's statement

Our Group has, potentially, a much brighter future: our focus now must be to build on this new stability to ensure that each business continues to show steady improvement.



Martin Jay, Chairman

Dear Shareholder,

The past 12 months have been dominated by change. Even as recently as January this year, Invensys faced an uncertain future; but what a difference a few months and a lot of hard work have made in stabilising the Group.

The £2.7 billion refinancing announced in February 2004 was successfully completed in March. Net of issuance costs, the refinancing comprised £447 million of new equity and £587 million from the issue of euro and US dollar denominated senior notes, due in 2011. In addition, £1.65 billion of new credit facilities were made available to the Group, the majority of which will not mature until 2009 and of which £899 million remained undrawn at the year end.

The refinancing provides Invensys with sufficient flexibility to develop its businesses over the long term.

Whilst imposing certain financial covenants, the refinancing provides Invensys with sufficient flexibility to develop its businesses over the long term and enabled the Group to allocate funds to deal with its legacy liabilities.

Our key markets are no longer in decline. We are successfully managing down legacy liabilities. Our Group has, potentially, a much brighter future: our focus now must be to build on this new stability to ensure that each business continues to show steady improvement. Rick Haythornthwaite will provide more detail on our structure and individual businesses in his Chief Executive's review.

Results summary

Group sales were down 22% at £3,891 million (2003: £5,018 million), mainly due to the sale of non-core businesses that last year had sales of £1,362 million (current year £306 million). Similarly, these disposals meant that Group operating profit (defined in all cases as before exceptional items, goodwill amortisation and goodwill impairment) fell by 24% to £217 million (2003: £285 million). Operating profit for continuing businesses rose 32% to £204 million. Corporate and operating exceptional items – including restructuring, transition and refinancing costs of £188 million, goodwill amortisation and impairments of £78 million, fixed asset impairment of £48 million and a loss on disposal of operations of £96 million – have resulted in the Group recording a loss of £328 million for the year (2003: loss of £1,380 million). Basic loss per share was 9.0p (2003: loss of 39.4p). The underlying earnings per share were 1.2p (2003: 2.6p). Free cash flow excluding legacy payments was an outflow of £40 million and net debt at the year end was down to £986 million (2003: £1,556 million).

The Board is recommending that no dividend be paid for the year (2003: 1.0p).

Your Board believes that the refinancing will prove to be a defining point for our Group and one which will set us on a course for a more certain path to profitable growth.

Corporate social responsibility

Invensys aims to increase the efficiency and safety of our customers' businesses. We also seek actively to manage our own environmental, health and safety issues, and to do this we benchmark our performance using the annual Business in the Environment Index of Corporate Environmental Engagement. This year, Invensys was rated 71st from 177 responses, with our average score reduced by 8% to 85%. This reduction mainly reflects the impact of the organisational changes during the year; we will be addressing any areas that were shown to have deteriorated.

Invensys also repeated its participation in the Business in the Community Corporate Responsibility Index in 2004, improving our score from 71% to 76%. Further information on these and other corporate responsibility issues can be found on the Invensys website (*www.invensys.com*).

Board

Following the Annual General Meeting in July 2003, I took over as Chairman from Lord Marshall, who had held the role since the formation of Invensys in 1999. On behalf of the Board, I would like to thank Lord Marshall for his commitment in what was a very difficult period for the Group.

In December 2003, Rolf Börjesson stepped down from his position as non-executive director. I would like to thank Rolf for his contribution to Invensys over the last five years. His experience and knowledge have added considerably to the strength of the Board and we wish him well for the future. Jean-Claude Guez has replaced Rolf as Chairman of the Remuneration Committee.

I would also like to welcome Ulf Henriksson, who joins Invensys in May as Chief Operating Officer (COO) from Eaton Corporation's Hydraulic Division. At the time of the refinancing, we undertook to recruit a COO to help ensure delivery of our planned performance improvements. Ulf brings with him extensive turnaround experience of our industry from his time at Eaton Corporation and Honeywell Inc. More information can be found in the Board of directors section: it will be proposed to shareholders that Ulf join the Board at the Annual General Meeting in July 2004.

Employees, customers and investors

I thank all our employees for their continued perseverance, professionalism and hard work in a difficult year, and our customers, suppliers and business partners for supporting Invensys. I would also like to thank you, our investors, for keeping faith through financial and organisational issues, and in the face of considerable doubt and speculation. Your Board believes that the refinancing will prove to be a defining point for our Group and one which will set us on a course for a more certain path to profitable growth.

Outlook

After a challenging year, Invensys has emerged as a stronger Group. It is financially more stable and its liabilities are reducing. Whilst there are signs of rising customer confidence, our assumptions for market conditions remain conservative, due to political and economic uncertainty. Our full focus is on driving operating performance to achieve steady progress and margin improvement.



Martin Jay, Chairman
19 May 2004

Chief Executive's review

This has been a tough year for Invensys, but we have strengthened the Group's financial position and delivered full-year results in line with expectations.



Rick Haythornthwaite, Chief Executive

This has been a tough year for Invensys, but we have strengthened the Group's financial position and delivered full-year results in line with expectations.

Although our key markets are showing some encouraging signs and customer confidence is rebuilding, we are taking a conservative view of the general economic outlook. It is important that we make steady and sustainable progress in our operating performance and this is a process that will take some time yet. We are reinforcing our presence in key markets and sectors, critical technology gaps have been filled and our quality and delivery have been improved.

However, until we announced the refinancing in February, the industry 'noise' about our financial position was having an increasing impact on customer confidence, to the point that orders were being delayed until we could prove that we would be around for the long term.

Following the refinancing, these issues have been removed. Our customers see an Invensys with the financial resources to sustain the development of its technologies and services. Orders that had been delayed are now coming through. The refinancing has enabled us to retain Climate Controls and Appliance Controls within the Group and begin to invest in their growth. At the same time, it has also provided us with the flexibility to continue with our plans to sell Powerware, Lambda, Hansen and Baker at our own pace. After the year end, we announced our successful disposal of Powerware to Eaton Corporation for US$560 million and Hansen to Allianz Capital Partners GmbH for €132 million.

In addition, for the first time since I became Chief Executive of the Group, there are early signs of recovery in our key markets.

Financial performance

More importantly, our financial performance for the year was in line with expectations. The businesses that we are retaining – Process Systems, Eurotherm, APV, Rail Systems, Climate Controls and Appliance Controls – together reported a solid performance for the year to 31 March 2004. On sales that were flat at constant exchange rates (CER), they achieved an operating profit of £191 million after corporate costs. Net debt was further reduced to £986 million and corporate costs were significantly lowered in line with our plans.

Process Systems

In what was a year of stabilisation, whilst continuing to address operational issues within its business, Process Systems maintained sales at last year's levels. Given that customers installing our plant systems expect them typically to last for 15 to 20 years, a supplier's financial security is essential; concerns about our future had clearly started to have a negative impact on Process Systems' orders by the second half of the year. Following the refinancing, the business experienced a significant pick-up in orders, enabling it to participate in the first signs of a market recovery. At the same time, greater stability has allowed the management to launch a 70-week programme designed to further streamline the organisation, its processes and cost base, improving the reliability and quality of financial performance within the business and increasing its focus on specific customer segments. The programme is on track to deliver its first benefits in the second half of the year, with a longer-term goal of bringing business margins in line with its best-in-class peers.

Eurotherm

Eurotherm is a well-run business that again delivered a solid performance although the operating margin fell due to an increase in sales from Asia Pacific, where profit margins are generally lower than those in more developed markets. Although there are signs of a pick-up in North America, growth rates in Asia Pacific are likely to remain stronger, and management is starting to examine opportunities for lower-cost sourcing to enhance profitability in the region.

APV

APV has similarly made inroads into fixing the problems of the past, but as these results show, still has some way to go to achieve its potential. Underlying progress was masked by the impact during the second half of the year of resolving historic accounting issues in Japan and of additional project costs identified as the result of improved management systems. Despite these mixed results, the prospect of stable, higher margins and good growth is realistic.

Rail Systems

Rail Systems had a strong year, achieving growth in sales and an increase in operating profit. This continues to be a very attractive business in what are national rather than global markets; Rail Systems is number one in the UK and Spain and number two in the US. As such, order flow on large-scale projects is subject to short-term variations. Results in the forthcoming year, for instance, will be influenced by the speed of Network Rail's restructuring in the UK, and the release of approved budgets for the work required, and by the timing of the passage of the US Transportation Bill. Margins are also expected to be slightly lower as a result of carrying higher bonding costs and insurance charges. Overall, however, fundamental prospects remain robust.

Climate Controls

Climate Controls' sales fell mainly as a result of the disposal of low-margin contracting businesses in North America. In contrast, operating profit was maintained, reflecting a significant rise in margins. The exit from low-margin contracting businesses will continue in 2004/05 and will enable Climate Controls to focus on specific opportunities, notably in heating – where the possibility of strong growth and higher margins in China has been identified – and commercial refrigeration, where new product launches will help to stimulate growth. Following the rigours of the disposal programme, Climate Controls is now a more tightly focused and better-managed business capable of both margin improvement and growth in selected markets.

Appliance Controls

Appliance Controls displayed its resilience in difficult and competitive conditions. Despite pricing pressures in its customers' own markets and weak demand in the first quarter, Appliance Controls continued to engineer further cost out of its products and maintain a healthy, though reduced, margin. The disruption to customer confidence from the process to dispose of the business prior to the refinancing has now been removed by our decision to retain Appliance Controls. Also, the upturn in orders in the final quarter of 2003/04 is expected to underpin progress in 2004/05, reinforced by an increasing emphasis on sourcing and trading in the growing Chinese market.

Now we must prove that we can deliver steady and sustainable progress in our operating performance.

Powerware and LHB

Powerware's sales were down but operating profit remained level. The reduction in sales was due primarily to the uncertainty surrounding the disposal process and its impact on customer confidence.

Powerware's sale to Eaton Corporation for US$560 million was announced on 27 April 2004.

Combined sales for Lambda, Hansen and Baker (LHB) were consistent with last year. The operating loss for the year was significantly lower, as Lambda's market showed signs of recovery over the year, particularly in the second half in its key semiconductor and test equipment markets. Hansen's markets showed significant growth during the year, although operating profit was significantly lower than last year as the start-up of a new manufacturing site temporarily affected production output. Baker's sales overall were down, as demand for baked goods machinery in the US experienced a severe downturn in investment due to the impact on its customers of the fashion for low-carbohydrate diets.

The sale of Hansen to Allianz Capital Partners GmbH for €132 million was announced on 19 May 2004.

Looking ahead

In future, we will be reporting the Group's results on a quarterly basis. The transition will enable us to continue our commitment of transparency to investors, but it is important to remember that, with many of our businesses transacting large, project-based contracts, success will need to be calibrated by patterns over the medium term, rather than by quarterly variations.

In summary, the Group has weathered a particularly stormy passage, not only in the trading cycle but above all in its efforts to work through the legacy issues from its conglomerate past. Much basic repair work has been done to the businesses that today form a simpler and more stable Invensys.

The refinancing has increased our financial security, given renewed confidence to our customers and provided the necessary resources to develop our businesses to their full potential. Now we must prove that the pain of the last two years has been worth it, and that we can deliver steady and sustainable progress in our operating performance.

This remains a very demanding task, but I am confident that with the support of our new COO, Ulf Henriksson, our business can now deliver the promises we have made to our investors.



Rick Haythornthwaite, Chief Executive

Management discussion & analysis



Adrian Hennah, Chief Financial Officer and **Rick Haythornthwaite,** Chief Executive

Financial review

Accounting policies

The 2004 accounts of the Group have been prepared in accordance with all applicable accounting standards in the UK. New accounting standards adopted effective from 1 April 2003 are Financial Reporting Standard No 17: Retirement Benefits (FRS 17) and also an Amendment to Financial Reporting Standard No 5: Reporting the Substance of Transactions (FRS 5): Revenue recognition (Application Note G).

Following the adoption of FRS 17 from 1 April 2003, the prior year comparatives have been restated. Under FRS 17 the Group's results include a service cost charge to operating profit of £52 million (2003: £45 million) and other finance charges of £23 million (2003: income of £30 million). The difference between the market value of assets of the Group's pension and post-retirement defined benefit schemes and the present value of accrued benefits is reported in the balance sheet net of deferred tax. At 31 March 2004 the net liability was £606 million (2003: £885 million).

Following the publication of Application Note G to FRS 5 in November 2003, the Group reviewed its revenue recognition policies. It was concluded that in a small subsidiary the segmentation of certain contracts did not fully comply with the revised guidance and accordingly we have amended our accounting policy. The amendment to the policy did not have a material impact on the reported income in either the current or prior year, but a prior year adjustment of £23 million net of tax was recorded in the balance sheet.

Results overview

Trading within the principal businesses is considered within the relevant sections that follow. The revised segmental analysis follows the business groupings announced at the time of the refinancing in February 2004.

Discontinued operations, which principally comprise Metering, Baan and Teccor, reported sales of £306 million and operating profits of £13 million.

Operating exceptional items

Operating exceptional items reflect costs associated with the restructuring and refinancing of the Group and can be considered in four categories:

- Restructuring costs of £76 million principally relate to employee severance and represented 2% of Group sales (2003: 2%).

- Transition costs of £98 million incurred in reshaping the Group comprise a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £17 million for terminating certain Group-wide contracts and IT-related costs, £15 million of disposal costs related to the decision to retain the Climate Controls and Appliance Controls businesses, and £16 million of other items. All these costs, with the exception of the £15 million related to disposals, remain within earlier estimates.

- The total cost of the refinancing plan announced in February was £112 million. Of this, £59 million of fees are being amortised over the term of the borrowing and £23 million of share issue costs have been charged to the share premium account. The remaining £30 million have been charged to the profit and loss account, £14 million shown as refinancing costs within operating exceptional items and £16 million charged to interest.

- Fixed asset impairments of £48 million largely reflect the write-off of IT investments that are no longer appropriate in the context of the new Group structure and £11 million of asset impairments in the Climate Controls business.

Goodwill impairment and goodwill amortisation

In accordance with Financial Reporting Standard No 11: Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a charge of £25 million (2003: £585 million), mostly relating to two small businesses within Process Systems.

Amortisation of goodwill capitalised on the balance sheet fell from £122 million in 2003 to £53 million following the disposal of Baan.

Corporate exceptional items

Closures of operations, the sale of fixed assets and sale of non-core businesses have resulted in a total loss from corporate exceptional items of £136 million (2003: £705 million). The largest component of this is the loss on sale of businesses, generated from a gross consideration of £527 million, a profit on net assets of £286 million, settlement and curtailment credits under FRS 17 of £9 million and a write-off of associated goodwill of £391 million, of which £243 million had previously been eliminated against reserves on acquisition.

Interest charges

Interest for the year was £112 million (2003: £113 million). This amount included £42 million of non-recurring items relating to the refinancing.

Taxation
The tax credit for the year was £35 million, which comprises a charge for taxation on ordinary activities of £42 million, a prior year net tax credit of £65 million and a deferred tax credit of £12 million.

Earnings
The Group has recorded a loss of £328 million compared with a loss of £1,380 million last year, primarily reflecting the reduction in amounts incurred for goodwill impairment and loss on disposals (after goodwill). Basic loss per share was 9.0p (2003: loss of 39.4p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 1.2p (2003: 2.6p).

Cash flow and indebtedness
Total free cash flow, an outflow of £482 million (2003: inflow of £87 million) comprised payments totalling £442 million in respect of legacy liabilities and an operating free cash outflow of £40 million. This outflow included an adverse working capital movement of £53 million primarily due to a reduction in accounts payable, as a result of a management decision to normalise arrangements with suppliers. Net capital expenditure increased to £115 million (2003: £76 million), reflecting the £46 million investment in the Lommel factory for the Hansen business and reduced proceeds from the sale of fixed assets. There were also disbursements of £40 million associated with the refinancing, of which £34 million are included in net interest paid of £119 million.

The legacy payments included £131 million of pension payments, £192 million for winding down the Group's receivables discounting facilities, £46 million of transition costs, £24 million of litigation settlements and £49 million of legacy tax settlements.

Net disposal proceeds for the year were £499 million. This included proceeds from the sale of Metering (£373 million), Baan (£80 million) and Teccor (£27 million) as well as the repayment of a loan note related to the sale of Energy Storage in 2002 (£54 million), offset by cash costs of disposal of £77 million.

Net debt was reduced at year end to £986 million (31 March 2003: £1,556 million), after £177 million of currency gains and £448 million of proceeds from the issue of shares.

Since the year end, we have announced the disposals of both Powerware and Hansen, for gross considerations of US$560 million and €132 million respectively.

Asset management
Net operating assets in continuing operations reduced by £20 million during the year. Fixed asset additions of £123 million were less than the combined depreciation of £110 million and impairment of £48 million. The ratio of trade working capital to sales increased from 14% to 18% in continuing operations, due to the winding down of discounting facilities and normalisation of trade creditor arrangements.

Funding
The Group completed a comprehensive refinancing in March 2004 through:

- A placing and offer of new shares raising £470 million before issuance costs.
- The issue of senior notes by Invensys plc raising £616 million before issuance costs.
- The arrangement of credit facilities by Invensys International Holdings Ltd and BTR Dunlop Finance Inc comprising £1,230 million of cash advance facilities and £397 million of bonding facility, allowing the issue of bank guarantees or letters of credit or the finance or refinancing of cash collateral.

The refinancing allowed the repayment in full of bank facilities maturing in June 2004 and August 2005 and medium term notes maturing in March 2005. A tender was held to repay the medium term notes maturing March 2005 and all but £32 million were repaid.

These facilities provide the Group with adequate headroom for cash advances and bonding over the life of the facilities.

A feature of the credit facilities is that funding for legacy liabilities such as transition costs, litigation costs and pension contributions is made at the outset of the refinancing and invested, pending disbursement, in an escrow account.

The senior notes and credit facilities contain financial and non-financial covenants which include tests based on maximum leverage ratios, a minimum interest coverage ratio, a minimum debt service coverage ratio and a cap on annual levels of capital expenditure.

Uncommitted funding methods are restricted to a very few local arrangements and to those subsidiaries with significant minority shareholders.

Treasury policy
The Group's treasury policy seeks to ensure that:

- Adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses.
- Financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK and the US within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out below.

Interest rate risk
The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2004, £992 million was in fixed rate form, representing 100% of net debt and 64% of gross debt (2003: £934 million, representing 60% of net debt and 49% of gross debt). These levels will change following drawdown of further bank debt and planned disposals.

Currency risk
Translation exposure In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. Any such gains or losses resulting from this translation are recorded in reserves where they are matched with the gains and losses on liabilities in those currencies to hedge this risk. The Group targets ratios of liabilities to net assets (including goodwill in reserves) for each currency.

Transaction exposure Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of sales and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to assess their forecast exposure and hedge an agreed percentage of non-functional currency cash flow and also to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Counterparty risk
The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

Deposits
Surplus funds are placed for short periods with highly rated institutions in investments which are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly rated money market funds pending their requirement to meet legacy liabilities.

Derivatives
Derivatives are used to manage the risks described above and further detail is provided in note 28 to the accounts.

Quarterly reporting
The Group will report quarterly to its Board and shareholders in the coming financial year and, in anticipation of this, set out below is an analysis of the 2004 turnover and operating profit by quarter for the businesses we are retaining. The phasing of the results shows a seasonal pattern, with the second and fourth quarters being stronger than the first and third quarters.

Bond holder information
Under the terms governing the senior notes issued as part of the refinancing, the Group has certain additional reporting obligations to make information available to the trustee, noteholders and potential investors. To the extent that this information is not presented within this annual report, it will be made available on the Group's website (www.invensys.com) or may be requested by writing to the Company Secretary at the registered office.

	Year ended March 2004	Quarter ended March 2004	Quarter ended December 2003	Quarter ended September 2003	Quarter ended June 2003
Turnover (£ million)					
Process Systems	768	208	179	209	172
Eurotherm	122	33	29	31	29
APV	387	106	88	104	89
Rail Systems	442	105	105	115	117
Climate Controls	647	161	148	179	159
Appliance Controls	376	96	92	98	90
	2,742	**709**	**641**	**736**	**656**
Percentage of full year	100%	26%	23%	27%	24%
Operating profit (£ million)					
Process Systems	33	21	–	21	(9)
Eurotherm	17	5	4	4	4
APV	18	8	(7)	12	5
Rail Systems	62	18	12	18	14
Climate Controls	73	23	17	21	12
Appliance Controls	54	16	14	13	11
Corporate costs	(66)	(14)	(15)	(16)	(21)
	191	**77**	**25**	**73**	**16**
Percentage of full year	100%	40%	13%	38%	9%

The quarterly information is unaudited.

Process Systems

	2004	2003
Sales (£m)	**768**	768
Operating margin (%)	**4.3**	5.6
Number of employees	**7,769**	7,655

Process Systems provides products, services and solutions to help automate and optimise plant operations throughout industry.

Our business

Customers of our Process Systems business operate in many different areas of manufacturing, from process industries – such as hydrocarbons, metals and mining, power generation and utilities, water and waste water treatment – to the discrete, batch and hybrid sectors, including pharmaceuticals and fine chemicals.

Our customers face constant pressure to reduce production costs. Their plants must function productively, safely and economically, while conforming to an increasingly challenging regulatory environment.

Brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware have helped Process Systems to gain a top-three position in the distributed control system, safety, simulation and human-machine interface markets. Their products, services and solutions help to automate and optimise plant operation in many industries, and are installed in over 50,000 plants worldwide.

Our performance

In a market that showed slight growth, sales of £768 million (2003: £768 million) were up 4% at CER, as increases in Europe, the Middle East and Africa (EMEA) and Latin America were partially offset by decreases in North America and Asia Pacific.

Operating profit for the year was £33 million (2003: £43 million), down by 23% (13% at CER). Gains from improved operations, especially in North America, were offset by the resolution during the first half of accounting issues related to prior periods. Operating margin was 4.3% (2003: 5.6%), with margins broadly constant excluding one-offs, and with strong cash flow.

Orders were 2% higher than in the previous year, due to growth in EMEA and Asia Pacific. Significant new orders included Gazprom in Russia and Florida Power & Light in the US. In the new financial year, improved customer confidence following the refinancing and a pick-up in some key markets have strengthened order intake. The business is in the early stages of a 70-week programme to drive process improvements, but implementation costs will preclude net margin improvement until the latter part of the year.

Case study: Total service

Total, one of the world's leading oil and gas companies, needs to ensure that upgrading its offshore production and exploration operations provides maximum returns without losing valuable production time.



Invensys Process Systems had already demonstrated the advantages of its unique Foxboro® 'Plug in' system migration approach – using existing field wiring, terminations and system enclosures to reduce costs and minimise production delays – in two other Total platforms. In both cases, ageing control systems were replaced with Foxboro's I/A Series® systems. "*We have been so satisfied with the speed of the migration and the performance of the resulting I/A Series control system that we did not need to consider alternatives for the next project,*" said the Total project manager.

Process Systems also installed a new Triconex® safety instrumented system on the platform and upgraded the fire and gas detection system with the latest Triconex technology.

Eurotherm

	2004	2003
Sales (£m)	**122**	119
Operating margin (%)	**13.9**	16.0
Number of employees	**1,212**	1,252

Eurotherm supplies control, data and measurement equipment solutions and services to manage specific parameters of the manufacturing process, such as temperature or pressure.

Our business

Eurotherm's product range includes distributed process automation systems and machine control, incorporating single and multi-loop control, operator displays, data management and graphic recorders, power control and signal conditioning.

Eurotherm's customers need to control their manufacturing processes for productivity and safety reasons. They also need to acquire and record data of the process variables to qualify compliance with manufacturing, regulatory and environmental standards. As such, customers can be diverse in nature, geography and industry, but typically include end users, resellers and original equipment manufacturers operating in the industrial machine control and process markets, including steel, glass, plastics, ceramics, pharmaceuticals and utility companies.

Our performance

The market experienced difficult trading conditions in Europe and North America due to underutilisation of customers' factory assets in many of the diverse sectors served by the business. At the same time, the relocation of machine manufacturers and processors from North America and Europe – and new investment by utility companies, primarily in China – presented considerable opportunities in Asia Pacific.

Sales for the year were £122 million (2003: £119 million), 3% higher than last year (2% at CER). The increase at CER was driven by Asia Pacific and by contribution from growth initiatives in specific vertical markets and service offerings, offset by declines in the US and Europe.

Operating profit for the year at £17 million (2003: £19 million) was 11% lower than last year (11% at CER), due to the higher proportion of lower-margin sales in Asia Pacific. Cash flow was strong and the operating margin was 13.9% (2003: 16.0%).

Orders were 3% higher than last year at £122 million (2003: £119 million) and followed the same geographic pattern as sales. The business expects improving prospects in North America, and will seek to counter the margin impact of continuing growth in the Asia Pacific region, albeit at a somewhat lower rate, with programmes to raise its levels of productivity and low-cost sourcing.

Case study: Clear benefit

By signing a worldwide 'Preferred Supplier' agreement with Eurotherm, Pilkington – the world's leading float glass producer – effectively standardised on Eurotherm's 'hot end' control solutions at float glass production lines around the world.



Pilkington is now using EurothermSuite™-based solutions in 15 of its principal manufacturing facilities, and additional projects are under discussion.

The plants, which produce high-quality clear, tinted and coated glass for buildings and clear and tinted glass for vehicles, need to operate non-stop for up to 15 years. This requires control and information systems of the highest integrity and performance.

This was the first deal of this kind with a key supplier that Pilkington has ever made, and applied to virtually all the float glass plants it operates globally. Pilkington's float process has been licensed to more than 40 manufacturers in 30 countries, while Pilkington itself operates 25 float plants and has interests in nine more operated by partners or associates.

APV

	2004	2003
Sales (£m)	**387**	372
Operating margin (%)	**4.7**	5.4
Number of employees	**2,753**	2,685

APV supplies process equipment and automation solutions to the food, beverage, dairy, brewery and personal care industries.

Our business

APV's domain knowledge within the food, beverage, dairy, brewery and personal care industries has made it a leading supplier of process equipment, total automation solutions and asset services to these sectors. APV's products range from engineered components through to complete process plants equipped with the latest automation technology, along with a range of support services.

The needs of APV's customers vary between developed and developing markets. Producers in developed markets mainly require upgrades and maintenance to their installations, but are also finding themselves under pressure to make their plants compliant with increasingly stringent regulations. In less developed markets, customers are largely looking to build new plants, thus requiring support, components, services and sometimes complete turnkey plant installations.

Our performance

Good market conditions in the early part of the year, notably in EMEA, were reversed in the fourth quarter as major customers deferred orders, particularly in the dairy industry.

Sales were 4% higher than last year (2% at CER) at £387 million (2003: £372 million), reflecting the strength of the first half and the move to increase product sales through external channels.

Operating profit for the year fell 10% (14% at CER) to £18 million (2003: £20 million), due to write-offs during the second half of £5 million, relating to prior years. As a result, the operating margin was 4.7% (2003: 5.4%), despite some underlying progress and, after increases in working capital, the business saw a small cash outflow.

Orders were 3% higher than last year at £406 million (2003: £393 million). Significant orders during the year include Arla Foods in Denmark, Al Rawabi, one of the largest producers of fresh milk products in the United Arab Emirates, and Brouwerij Martens, a large Belgian brewery.

On 1 April 2004, APV Products and APV Solutions & Services were combined into a single APV business. This will facilitate a programme of performance initiatives in the areas of manufacturing and supply chain efficiency, project management and engineering productivity, the net benefits of which are expected toward the end of the financial year. The business will also seek to expand its presence in emerging markets and to build a regional service structure.

Case study: Dairy produce

Arla Foods is the largest dairy company in Europe, with leading brands including Lurpak. The company also has a popular range of traditional European yellow cheeses, and continually strives to increase efficiency in its production.



"The system is ideal for our needs, as it will provide us with the necessary information to run our process plant facilities more efficiently and in compliance with legislative regulations," said Arne Svendsen, a Production-IT Coordinator at Arla Foods.

APV is helping Arla Foods to achieve greater efficiency by implementing a new statistical process control system known as the 'Production Server' in a number of its facilities.

By providing critical and highly accurate statistical data to the right people at the right time, Production Server helps to deliver significant quality, plant availability and product traceability improvements to Arla, as well as helping to achieve greater product consistency. Historical data monitoring gives staff the power to identify regular issues and deal with them, thus optimising scheduling and reducing downtime. The system's tracking and



Rail Systems

	2004	2003
Sales (£m)	**442**	404
Operating margin (%)	**14.0**	13.6
Number of employees	**3,081**	2,960

Rail Systems designs, manufactures, supplies, installs and maintains rail signalling and control systems.

Our business

Rail Systems is a leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Rail Systems' businesses are among the market leaders in a number of geographical areas, including the UK (Westinghouse Rail Systems), Iberia (Dimetronic), the US (signalling by Safetran Systems and logistics by Burco Services), and Australasia (Westinghouse Signals Australia). Customers include government authorities, other rail infrastructure owners and private civil contractors.

Our performance

Market conditions in core markets of the UK, Spain and the US were mixed. Investment in rail infrastructure in the UK and Spain remained at historically high levels, but latterly in the UK, the Rail Regulator's funding review and the restructuring of Network Rail caused delays in the placement of future contracts for large signalling renewals. In the US, delay in the passage of the US Transportation Bill is deferring federally-funded rail crossing investment.

Performance for the year was strong. Sales for the year increased by 9% (11% at CER) to £442 million (2003: £404 million) with growth in the UK and Spain benefiting from the high opening order book for large signalling renewals projects. Commencement of work on the smaller of the two London Underground signalling projects contributed £17 million in sales during the year.

Operating profit for the year increased by 13% (13% at CER) to £62 million (2003: £55 million) as a result of higher sales and a number of successful project completions in the UK and Spain. Operating margin increased to 14.0% (2003: 13.6%) and cash flow was strong.

Order intake for the year of £1,338 million (2003: £412 million) was dominated by £917 million from the two London Underground Public-Private Partnership (PPP) contracts. Other significant orders included three Spanish High Speed Line orders for £58 million and two orders worth £35 million for New York City Transit. Excluding the PPP contracts, the order book declined slightly, due to the specific issues in the key UK and US markets.

Prospects over the longer term remain positive, with an increasing contribution from the London Underground contracts, strong rail infrastructure investment expected – particularly in the UK and Spain – and growth in the lower-margin US logistics business. Order progress in the short term may be slowed by Network Rail's reorganisation in the UK and by the passage of the Transportation Bill in the US. Margins will be slightly impacted by the Group's increased costs for bonding and insurance.

Case study: WARM Alliance

Westinghouse Rail Systems' position as the leading signalling contractor in the UK has once again been confirmed by its major role in the success of the West Anglia Route Modernisation (WARM) Alliance.

The five-strong alliance of Network Rail, Westinghouse Rail Systems, Amec Spie Rail, Grant Rail and Alfred McAlpine delivered the £184 million project to modernise more than 200 kilometres of signalling from London's Liverpool Street station to Stansted Airport, six months ahead of schedule, within budget and with an excellent safety record.



Westinghouse Rail Systems provided signalling and telecommunications systems, trackside equipment and commissioning management for the project, which involved 43 stations, over 300 new signals and the transfer of 16 signal boxes to client Network Rail's state-of-the-art electronic Control Centre, close to Liverpool Street station.

The four-year project, which is critical to improving reliability and performance for an anticipated 30 million passenger journeys per year, was successfully completed by the alliance in October 2003. This success was recognised by the

Climate Controls

	2004	2003
Sales (£m)	**647**	743
Operating margin (%)	**11.3**	10.0
Number of employees	**8,546**	8,969

Climate Controls provides components, systems and services used to control the comfort and safety of residential and commercial environments.

Our business

The business holds a leading position in the cooling, commercial refrigeration, heating and residential safety markets, in sales of temperature controls and heat/cool unit controllers, thermostats and room temperature sensors, valves and hydraulic control systems, and in complete building systems.

Customers of Climate Controls include original equipment manufacturers, wholesalers, distributors, retailers, contractors and project managers.

Our performance

During the year, markets for Climate Controls showed good growth in China and modest growth in North America and Europe. Competitive pricing pressure in reversing valves in Japan and North America continued to be a key feature of the cooling sector. The market for building management systems and products declined in North America, due to reduced educational building construction, but experienced slight growth in EMEA.

Sales for the business, at £647 million (2003: £743 million), were 13% lower than last year (9% lower at CER), primarily due to the disposal of low-margin contracting businesses in building management.

As a result, the operating margin improved to 11.3% (2003: 10.0%), as operating profit was maintained at £73 million (up 3% at CER). Improved profitability from restructuring in Europe, the disposal of low-margin contracting businesses and higher margins on new heating products were partially offset by falling prices for reversing valves in Asia and by the impact of the weaker US dollar. Cash conversion was strong.

Orders for the year fell 16% to £625 million (2003: £743 million), again mainly due to the progressive exit from contracting and to the weaker US dollar.

Looking forward, Climate Controls' heating, commercial refrigeration and residential safety businesses will explore new opportunities for growth created by a combination of new product introductions, food safety concerns and legislative pressures. Reversing valves are likely to continue to experience pricing pressure, although the commencement of production in China should begin to alleviate this impact. The building management systems operations will continue their exit from contracting and service markets in North America, with related revenue contraction but little impact on overall profits.

Case study: Winning combination

Legislation in an increasing number of US states is requiring carbon monoxide (CO) detection to be built into all new homes constructed. The Firex 7000 Smoke/CO combo continues 20 years of innovation by the Firex brand by allowing building contractors to bid on projects in areas where carbon monoxide regulations are in effect.



"Everyone in the supply chain is thrilled with the product, and it will continue to be our exclusive combo unit on our exciting Builder Program," said Jim Dunn, VP Sales & Marketing at Warshauer Electric, a Climate Controls customer.

Since the Firex 7000 is more convenient, more cost-efficient and more attractive than multiple devices for smoke and CO detection, many contractors are choosing it as the best way to achieve regulatory compliance, and also combining it with other Firex alarms for a complete safety system. As such, the Firex 7000 is not just an innovative technology in itself but also a champion for other



Appliance Controls

	2004	2003
Sales (£m)	**376**	394
Operating margin (%)	**14.4**	15.5
Number of employees	**7,378**	7,749

Appliance Controls provides an extensive line of electronic and electro-mechanical control solutions used in appliances such as ovens, washing machines and refrigerators.

Our business
With over 150 product lines and 1.5 billion installed products in machines worldwide, Appliance Controls is a market leader in the Americas, maintains a strong position in Europe and has a solid platform for growth in the expanding Asia Pacific market. Our customers include some of the largest producers of appliances worldwide, from domestic appliances to commercial food service equipment and home spas.

Our performance
The market for appliances suffered a general downturn during the first quarter of the fiscal year. Low consumer confidence owing to global events led to weak demand across most businesses in the durable goods sector. While the market started to recover in the second half of the year, sales in Appliance Controls continued to be subdued by uncertainty surrounding the disposal of the business.

Sales for the year were therefore 5% lower (3% at CER) at £376 million (2003: £394 million). The difficult first three months, along with a weaker US dollar, resulted in lower volumes in both its North American and European operations, partially offset by rising sales in South America.

Operating profit for the year was £54 million (2003: £61 million), 11% lower than last year (8% at CER). This was primarily related to volume declines, together with adverse competitive conditions created by the pending sale of the business. An aggressive Six-Sigma and lean enterprise programme focusing on the elimination of waste provided reductions in the cost base to offset the annual price compression experienced in its market. Operating margin was 14.4% (2003: 15.5%), with cash flow reflecting capital expenditure somewhat above the average levels for the Group.

Overall, orders were 2% lower than last year at £376 million (2003: £384 million), primarily due to the 15% decline in the first quarter, although the rest of the year saw improving order patterns.

Looking ahead, Appliance Controls has started the new year with a robust order book, its future within Invensys now secured.

Case study: Success under pressure

Appliance Controls is positioned to participate in new markets because of our ability to approach customers with innovative solutions and our record of translating technology from region to region.

Due to the growing interest in premium and speciality coffees in the US, coffee maker manufacturers are producing new machines that offer café-quality coffee, right in the home, to replace the 'drip' coffee machine. As 80% of US home coffee makers are drip style, this means potential sales of seven million new low-pressure coffee makers in the US within the next three to five years.

Appliance Controls approached Applica (exclusive licensee of Black & Decker® household appliances) upon learning about the new coffee machine they wanted to develop specifically for this emerging market. Applica has extensive understanding of producing and marketing small appliances in the US, but needed help designing an application that addressed the specific challenges low-pressure machines presented.



Appliance Controls was able to leverage our global presence and knowledge of solenoid pump applications from espresso machines in the European market. We worked with Applica for over 18 months to fine-tune the pump solution,

Eurotherm
APV
Rail Systems
Climate Controls
Appliance Controls

Corporate costs

Powerware

Our business

Powerware's installation, monitoring and control systems and services help to provide continuous power levels through uninterruptible power supply and direct current systems, and to all products in the power quality segment (including generators, switching systems and power distribution units).

Our performance

Powerware's sales were down £12 million at £456 million (2003: £468 million). However, operating profit remained level at £25 million. The reduction in sales was due primarily to the uncertainty surrounding the disposal process and its impact on customer confidence.

Powerware's sale to Eaton Corporation for US$560 million was announced on 27 April 2004.

Lambda, Hansen and Baker (LHB)

Our businesses

Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Hansen is a manufacturer of gearboxes and drive-trains focusing primarily on gearboxes for wind turbines and industrial gearboxes for a wide range of applications such as material handling, water treatment and pulp and paper.

Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries.

Our performance

Combined sales for the year were consistent with last year at £387 million (2003: £388 million). The operating loss for the year was significantly lower at £12 million, compared with a loss of £25 million in 2003.

Lambda

The market showed signs of recovery over the year, particularly in the second half in the semiconductor and test equipment markets served by Lambda. The recovery commenced in the Asia Pacific region and was followed by improvements in North America and Europe.

Sales for the year were consistent with last year as the increased order intake in the second half was only partly translated into sales within the current financial year.

Operating profit for the year was significantly higher due to material cost reductions and decreased overheads.

Orders for the year were higher than last year, largely due to the recovery in the semiconductor and test equipment markets. Significant orders this year include Advantest, China Electronics Weihua, Fuji, Hitachi and Lockheed Martin.

Hansen

Markets showed significant growth during the year leading to increased sales.

Operating profit was considerably lower than last year as the start-up of the new wind turbine gear manufacturing site in Lommel, Belgium and the implementation of a new ERP system temporarily affected production output.

Orders for the year were higher due to growth in the wind turbine business.

The sale of Hansen to Allianz Capital Partners GmbH for €132 million was announced on 19 May 2004.

Baker

The market for the year overall was down, as demand for baked goods machinery in the US experienced a severe downturn due to the impact on our customers of the fashion for low-carbohydrate diets.

Sales for the year were lower due to difficult US market conditions and lower opening orders in the UK.

The business posted an operating loss due to the deterioration in the US, exacerbated by contract completion problems on contracts commenced in 2003.

Orders for the year were higher, driven by strong order intake in the UK. Significant orders this year include Lofthouse and Johnston Mooney & O'Brien.

Corporate costs

Corporate costs reduced during the year from £118 million to £66 million and this trend will continue in the current year, but at a slower pace, pending the resolution of the Group's legacy liabilities.

As discussed during the refinancing, Invensys – in common with many companies – has seen increases in certain costs often negotiated at a Group level but incurred by the individual businesses. These include approximately £20 million for insurance, as well as slightly higher bonding costs and some inflation in the price of certain commodities. Account has been taken by each business of these factors in building their plans for margin progression in the new year.

Board of directors

Martin Jay
Chairman
Appointed non-executive director of Invensys plc in January 2003 and Chairman in July 2003. Chairman of VT Group plc, having served as Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Chairman of the Tall Ships Youth Trust. (aged 64)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and was appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and non-executive director of Cookson Group plc and Lafarge SA. Previously held senior positions with BP and Premier Oil. (aged 47)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc and appointed to the Board in October 2002, became Chief Financial Officer on 1 January 2003. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 46)

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. (aged 64)
Member of Audit Committee and Remuneration Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc, of Eurostar Group Ltd and Eurostar United Kingdom Ltd, and a former management consulting partner at Accenture. Advisory partner with Rocket Ventures LLP, USA. (aged 60)
Chairman of Remuneration Committee and member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc, and previously Chief Financial Officer of the hotels division of Bass plc (subsequently InterContinental Hotels Group plc). Prior to this, Director of Corporate Finance of Bass plc. (aged 47)
Senior Independent Director.
Chairman of Audit Committee and member of Remuneration Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 63)
Member of Audit Committee and Nominating Committee.

In addition, Ulf Henriksson has been appointed Chief Operating Officer with effect from 21 May 2004 and will be proposed for election as a director of the Company at the Annual General Meeting. His biographical details are as follows:

Ulf Henriksson
Chief Operating Officer (from 21 May 2004)
Joins Invensys plc from Eaton Corporation, where he was Operating Vice President of the US$1.5 billion Hydraulic Division. Prior to joining Eaton Corporation in 2003, held a number of senior positions at Honeywell International/Allied Signal Inc, before becoming President of Automated Controls Systems & Services, a US$2.3 billion global business performing construction, installation and servicing of building automation and automated industrial process controls for heating and cooling, fire, security and industrial automation for all buildings and industrial applications. (aged 41)

Corporate governance

Principles

The Board is committed to high standards of corporate governance. Throughout the year under review, Invensys has been in full compliance with the applicable provisions of the Combined Code ('the Code'), appended to the Listing Rules of the UK Listing Authority ('the Listing Rules'), save in relation to the short period between the retirement of the Senior Independent Director and the appointment of his successor as reported below. The following also describes how the Principles set out in the Code have been applied and how the Company plans to enhance its procedures with a view to reporting next year on compliance with the Principles of the new Code that will apply to the Company's financial period ending on 31 March 2005 ('the new Code').

The Board

The Board currently has seven members, comprising five non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive formulated in their terms of appointment which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent and Andrew Macfarlane is the Senior Independent Director. Biographies of all the directors are presented on page 16. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a global company.

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business.

The Board meets at least eight times during the course of a year with additional meetings convened as necessary. In the financial year under review, during which significant strategic, financing and structural issues have been addressed, the Board met on 13 occasions. It is exceptional for any director to be absent from any meeting and none of the current directors attended less than 11 meetings of the Board last year. There is a formal schedule of matters reserved for the decision of the Board, which includes all major strategic and financial decisions; other decision-making is delegated through structured procedures to committees and senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Independent financial and professional advice is available to the directors, collectively and individually, as circumstances require.

The Board's programme includes meetings of the non-executives without the executives being present. Updated appraisal procedures relating to the performance of the Board, its Committees, the Chairman and other individual members will be implemented during the forthcoming year.

An induction programme is established on the appointment of a new director, and an ongoing training and briefing programme is being implemented on a continuing basis.

Each director is required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment.

Rolf Börjesson retired on 19 December 2003 and was succeeded as Senior Independent Director by Mr Macfarlane on 21 April 2004. During the interim period the Company and its advisers were engaged in extensive dialogue with leading shareholders related to the refinancing plan announced in February 2004 and completed in March 2004, and the Board considers that the principle underlying the Code requirement in relation to the availability of channels of communication was substantially met during the period.

During the year, Larry Farmer undertook, for a limited period and at the request of the Board, additional advisory and oversight activities in relation to a specific strategic performance initiative. He received fees in addition to his basic non-executive fees. Mr Farmer's own business experience was considered by the Board to be particularly relevant and valuable for this purpose and the Board considers that Mr Farmer's independence was not affected by these circumstances.

The Board committees

The Board has three standing committees, whose full terms of reference are available on the Company's website and on request from the Company Secretary. The Board reviewed the roles of its Committees and their terms of reference during the year and will in the coming year undertake the reviews of effectiveness required by the new Code.

The Nominating Committee is responsible for monitoring the performance of directors, reviewing induction and training requirements for individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and retirement of directors. Its current members are Martin Jay, who was a member of the Committee throughout the year and became Chairman of the Committee on 23 July 2003, and two further independent non-executive directors, Jean-Claude Guez and Simon Robertson (both appointed on 23 July 2003). Lord Marshall (as Chairman of the Committee) and Sir Philip Beck also served on the Committee until 23 July 2003. During the year, the Committee was responsible, with external recruitment advisers, for the selection and appointment of the new Chief Operating Officer. The Committee will play a leading role in the Board's reviews of its own performance and that of its Committees and individual members.

The Audit Committee comprises three independent non-executive directors: Mr Macfarlane, who was appointed as Chairman of the Committee on 1 April 2003, Mr Farmer, who also served throughout the year, and Mr Robertson, who was appointed on 16 September 2003. Mr Börjesson served as a member of the Committee until 19 December 2003. The Committee meets at least four times a year (and met during the year under review on five occasions) to review the published financial information and effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the Chief Executive and Chief Financial Officer normally attend meetings of the Committee. The other non-executive directors regularly attend meetings of the Committee to obtain a fuller briefing on significant accounting and internal control issues, and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows:

- Audit and assurance: this includes work that in their role as auditor they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and
- Taxation: the auditors are used in cases where they are best suited, such as tax compliance and statutory work. Other significant tax advisory projects are put out to competitive tender.

The Audit Committee also reviews the work undertaken by the Risk Council and by the Group's internal audit function, as described in more detail in the section of this report dealing with internal control. In addition, it reviews the Company's arrangements under which staff can raise on a confidential basis concerns about potential irregularities.

The Remuneration Committee's constitution and role are described in the Board's Remuneration report on page 19.

Communication with shareholders

In the course of the period under review, there was extensive dialogue between the Company and its major shareholders, particularly in relation to the refinancing and strategic proposals and business disposals that were proposed to shareholders at Extraordinary General Meetings held in December 2003 and March and May 2004. Communication with all shareholders is given a high priority.

During the course of a year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

The Summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full Annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website (www.invensys.com/corpgov), together with details of all announcements, investor presentations and share price information.

Additionally, there is an opportunity at the Annual General Meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees.

The Annual report and accounts are sent to shareholders at least 20 working days prior to the Annual General Meeting. Voting is conducted by polls at general meetings; the voting results are announced to the London Stock Exchange and are available on the website and on request.

Main Board review of internal control

In accordance with the Guidance for Directors on Internal Control, the following is the Board's report on its annual and continuing reviews of internal control, which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys. To facilitate the Board's reviews, the Audit Committee receives reports from internal and external auditors and from executive management in relation to the control procedures that are in place and the methods by which assurance is obtained concerning the levels of adherence to controls. Following detailed review, the Committee then reports on its findings to the Board. The Board is satisfied that the information that it has received throughout the year and for its annual review together with the procedural review framework that has been established are sufficient to enable it to review the effectiveness of the Group's system of internal control.

The Board has ultimate responsibility for the system of internal control. Each of the Group's businesses is individually accountable to the Chief Executive, and is managed by a business president who, with his senior management team, provides day-to-day control over the businesses' operations within the strategic guidelines and scope of delegated autonomy and delegated authorities determined by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed, but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

The Group's risk management strategy is determined by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. The Risk Council reports to the Board through the Audit Committee and continuously reviews and monitors the risk management strategy. It comprises the Chief Financial Officer (Chairman of the Council), the Chief Executive, the Senior Vice President and General Counsel, the Group Financial Controller, the Group Treasurer, the Director Group Risk Management, the Director of Internal Audit, the Vice President Environmental, Health & Safety and the Company Secretary. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and, following the changes that have taken place, putting in place new mechanisms for assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes.

The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in areas such as product liability, for making appropriate policy recommendations to the Risk Council and the Board and for monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior Vice President Human Resources and Group Services, who reports to the Chief Executive. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

The internal audit function has a direct reporting line to the Chairman of the Audit Committee, and its responsibilities include the examination and evaluation of the scope and effectiveness of the Group's system of internal control. During the year, it reports regularly to the Audit Committee on its assessment of internal control issues arising in the course of its internal audit reviews of the Company's operations. Each year it provides a consolidated review to assist the Board in undertaking its own annual review of internal control.

Internal controls are detailed in formal procedures, instructions and manuals. Compliance is verified by the Group's internal auditors and, to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and compliance with the Group's legal and ethical conduct policy.

Following the significant changes to the size and structure of the Group during the period under review, management has identified a number of areas where internal controls might be further improved and actions are being taken to address identified weaknesses.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and to the guiding principles and values set out in the Invensys Intent that are the foundation of our corporate behaviour. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit Committee and Risk Council, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. By way of benchmarking, we participated during the year in the Business in the Community Corporate Responsibility Index as reported on page 3. The processes required to achieve appropriate assurance and verification across all aspects of these matters continue to be reviewed and developed. It is the policy of Invensys that over time its success in meeting the Invensys Intent should be increasingly measurable and transparent. The full terms of the Invensys Intent and details of our sustainable development initiatives are available on the website www.invensys.com/ehs.

Remuneration report

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee (the 'Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. The members of the Committee are Jean-Claude Guez (Chairman of the Committee since 9 January 2004 and a member throughout the period), Larry Farmer (who served throughout the year) and Andrew Macfarlane (who was appointed to the Committee on 9 January 2004). Other members of the Committee during the period were Rolf Börjesson, who chaired the Committee until his retirement on 19 December 2003 and Sir Philip Beck, who retired on 23 July 2003. They are all considered to be independent non-executive directors.

The Committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals. Specifically, the Committee has taken advice internally from the Chairman, the Chief Executive, the Senior Vice President Human Resources (Regina Hitchery), the Vice President Compensation and Benefits (John Reed) and the Company Secretary. The Committee continues to take remuneration consultancy advice from New Bridge Street Consultants LLP. This firm provides the principal source of external advice to the Committee on issues relating to the remuneration of the executive directors. The Committee has also received advice from Freshfields Bruckhaus Deringer (in their capacity as lawyers to the Company) on such issues, and from Punter Southall & Co Limited, which provided advice in relation to executive directors' pensions and actuarial advice to the Company generally. New Bridge Street Consultants LLP, which was appointed by the Committee, provided no other services to the Company.

The Committee's terms of reference, together with the terms of New Bridge Street LLP's appointment, are available on the website www.invensys.com/corpgov or from the Company Secretary.

The Committee meets at least four times each year and met on eight occasions during the year under review. No non-Committee member may attend other than by invitation of the Committee Chairman. No directors are involved in deciding their own remuneration.

Remuneration policy for executive directors

The Invensys Group operates worldwide in the areas of automation, controls and process solutions. The markets for executives and staff within which it operates are, therefore, principally from these and related industries. The area of executive remuneration, including pensions, remains dynamic and the Committee keeps the position under review in light of commercial needs, changes in competitive practices and developments in UK corporate governance best practices. Subject to this proviso, this report sets out the Committee's policy going forward. It is the objective of the remuneration policy with respect to the current year and, subject to any changes of circumstances, future years to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee has established a remuneration package for the executive directors after taking proper account of the specific requirements of the business including the international spread of the business, the remuneration applicable at other levels within the Group and developments in UK best practice.

Remuneration policy for executive directors continued

The Committee is also responsible for setting the remuneration of the next most senior executives in the Group (approximately 15 individuals) and for the operation of the Company's share incentive plans.

There were no material changes to the Committee's policies during the financial year.

The detailed components of the remuneration package are as follows:

1 Base salary

The Committee determines the level of salary for each executive director annually. Base salaries are set at a level to take account of personal performance, salaries in comparable companies, internal relativities, wage inflation elsewhere in the Company and overall affordability. In establishing individual salary levels, the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £660,000 and the Chief Financial Officer's is £400,000. No increase has been awarded to either director in respect of the 2003/04 (in the case of the Chief Financial Officer, since his appointment to that position) or 2004/05 years. The next review date will be 1 April 2005. General salary increases across the Group over the last financial year were approximately 3%.

The Committee considers it appropriate to ensure that the executive directors are properly incentivised to complete the restructuring and recovery initiatives explained in the Chairman's statement on page 2 which are believed to be the best way of realising the potential of all the Group's businesses over the longer term, thereby enhancing shareholder value. Accordingly, the Committee is satisfied that the arrangements explained in the following pages represent an appropriate balance between fixed and performance-linked pay.

2 Executive Bonus Plan

The Executive Bonus Plan ('the Plan') provides short-term incentivisation for the executive directors in order to encourage the achievement of defined annual financial objectives and focus on the most important measures of business success, whilst rewarding them for outstanding performance. In this way, the Plan seeks to align the interests of shareholders and those participating in it. In designing the Plan, the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority ('UKLA').

As described in last year's report, the performance targets, for both the Chief Executive and the Chief Financial Officer in respect of the financial year ended 31 March 2004, were set to reflect targets related to operating profit before interest and tax, with a range of supplemental measures. The achievement of all targets would produce a payment of 50% of annual base salary and the maximum bonus achievable in respect of performance in excess of targets is 100% of annual base salary. The bonuses paid to the executive directors in relation to the year under review are set out on page 24.

For the forthcoming financial year targets have been set related to free cash flow and personal objectives. The Committee considers these targets to be fully appropriate, particularly as the prime focus for the Group over the period will be to ensure that cash management from ongoing operations is effectively managed both to develop the ongoing operations and to manage legacy liabilities on as favourable terms to shareholders as possible.

The Committee confirms that it is not its policy to pay executive directors transaction-related bonuses.

Shareholder approval was given in 2002 for the operation of a Deferred Share Bonus Plan. The Committee has concluded that it will not be appropriate to operate this plan in respect of the bonuses arising in relation to the year under review.

3 Long Term Incentive and Option Schemes

(i) Long Term Incentive Plan ('LTIP')

The Committee has decided to continue to operate the LTIP as the principal vehicle for long-term incentivisation for the executive directors. Under the LTIP, awards may be made subject to a performance condition under which the Company's Total Shareholder Return ('TSR') will be ranked over a fixed three year period against the TSR of the constituents (as at the date of grant) of the FTSE Mid 250. The Company's TSR must rank at the median position for 25% of an award to be available (subject to a retention period of, generally, two years), rising to all of the shares being available if the upper decile position is achieved. Intermediate awards between those points are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses and there are no performance re-tests.

In addition to satisfying the TSR test, awards will only vest to the extent that the Committee is satisfied that there has been, over the performance period, sustained financial and operational delivery.

TSR was selected as an effective means of determining the Company's performance relative to that of other companies of comparable size. The Committee takes account of underlying financial performance relating to the effective financial management of the Group. The TSR calculation will be periodically undertaken by New Bridge Street Consultants LLP, using data supplied by Datastream, and reported to the Committee. The Committee will monitor performance against budget and other objectives set by the Board in considering whether the other tests have been met.

The level of awards to executive directors is determined by the Committee according to the prevailing market practice and within the overriding limit of two times salary.

As explained last year, no awards for the Chief Executive and Chief Financial Officer will be made in respect of the 2004/05 financial year as the award of one times salary made in June 2003 was, in light of the Company's circumstances at that time, intended to cover both financial years.

However, a similar award in respect of shares worth approximately one times salary is envisaged for the new Chief Operating Officer joining the Company on 21 May 2004 (see page 22).

(ii) Executive Share Option Scheme

The Company does not propose to operate the Executive Share Option Scheme in relation to executive directors except by exception, in the case of recruitment situations, where it may be considered appropriate. The number of shares over which options may be granted to each employee is determined by the Committee according to prevailing market practice in the relevant country.

(iii) Savings Related Share Option Scheme ('SRSOS')
The Company has an established SRSOS that has been operated in the UK and in a number of overseas countries where it has proved advantageous and practicable based on the numbers of eligible employees and local legal and tax requirements. It is based on a savings plan and offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS. The SRSOS operates in the UK within specific tax legislation and is therefore not subject to performance conditions.

(iv) Adjustment of share options and incentive awards
Following the Placing and open offer and share capital subdivision, the Committee has determined, having received the prior approval of the Inland Revenue where applicable and certification from the Company's auditors, that it was reasonable to adjust existing options and LTIP awards for all employees including executive directors to reflect the increased and subdivided share capital of the Company as at 2 March 2004. The objective was to ensure that the value of each option or award was, as far as is practicable, the same both before and after the capitalisation and the adjustment criteria applied were as follows: the number of shares in respect of which each option had been granted has been adjusted by the application of a multiplication factor of 1.0378 and the exercise price has been adjusted by a multiplication factor of 0.9636; and the number of shares in respect of each LTIP award has been adjusted by a multiplication factor of 1.0378. In all cases an entitlement prior to 2 March 2004 in respect of an ordinary share of 25p is now treated as an entitlement in respect of an ordinary share of 1p.

(v) Dilution limits
The Company has, at all times, complied with the dilution limits contained within its share plans (principally a limit of 10% in 10 years) and the Committee reviews the position before any proposed grants to ensure that this remains the position.

4 Pensions
Details of the individual executive directors' pension arrangements are set out on page 26. Pensionable pay is defined as base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising participation in the Company's final salary pension on salaries up to the Inland Revenue's earnings cap (currently £102,000) with appropriate top-up arrangements.

Given that he is not a UK citizen, it is not tax efficient for the new Chief Operating Officer to participate in the Company's UK tax approved pension scheme. Therefore and as described on page 22, his pension provision is entirely made up of a salary supplement of 35% of base salary.

5 Other benefits
Other benefits provided for executive directors comprise the provision of a company car, a cash allowance or the use of a pool car, and health care. On appointment, and where circumstances so warrant, certain relocation costs are also met.

6 Service contracts
(i) Policy
The Combined Code and the latest guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible.

(ii) Specific contracts
Richard Haythornthwaite and Adrian Hennah are employed under service contracts with the Company dated 24 July 2001 (and amended on 19 May 2004) and 29 July 2002 respectively.

The following summary sets out certain provisions that applied at the end of the year.

Both contracts terminate automatically on the executive director's 60th birthday.

Mr Haythornthwaite's contract provides that it may be terminated by either party giving one month's notice and with no provision for liquidated damages in any circumstances.

When Mr Hennah was recruited as the new Chief Financial Officer at the end of 2002, the Committee determined that it was important that his services be obtained for the Company on an immediate basis and that his service contract and benefits should adequately compensate him for the benefits that he had foregone by leaving his previous employment. His contract reflected the practices applicable at that time.

As reported last year, Mr Hennah's contract can be terminated by either party giving the other not less than 12 months' written notice and does not contain any pay in lieu of notice provisions. Accordingly, if his contract is terminated other than for cause, any termination payment will be negotiated subject to mitigation and offset.

In certain change of control circumstances, Mr Hennah's contract could be terminated by him giving the Company 30 days' written notice provided both of two conditions are satisfied. First, a change of control must occur (defined to include: (i) the acquisition of shares carrying more than 50% of voting rights of the Company; (ii) the approval by shareholders of a merger or consolidation of the Company; (iii) a compromise or scheme of arrangement between the Company and its members under section 425 of the Companies Act 1985 or a resolution for the voluntary winding up of the Company; or (iv) the sale or disposition of 50% or more of the Company's assets). Secondly, the director's title, responsibilities, status or place of work must be materially and adversely changed or diminished without his prior consent.

In the light of developments in best practice, Mr Hennah has agreed that the definition of change of control be amended to remove reference to disposals of assets by the Company (see (iv) above).

Remuneration policy for executive directors continued

6 Service contracts continued

Where Mr Hennah terminates his service contract by giving 30 days' written notice under the provisions set out above, the Company is required to pay him an amount in cash equal to: (i) one year's annual base salary; plus (ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Executive Bonus Plan for the preceding fiscal year if such award has not already been paid; plus (iii) a pro rata share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Executive Bonus Plan calculated in respect of the period from the beginning of the fiscal year in which his employment terminates to the date his employment terminates; plus (iv) the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment and the director is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide Mr Hennah with pension and certain other benefits for up to 12 months.

In addition, Mr Hennah was entitled to receive a payment of £250,000 on 5 April 2004 (which has been paid) and remains entitled to a payment of £250,000 on 5 October 2005 provided he remains employed on that date. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company.

Given recent developments in UK corporate governance best practice and as described below, the new Chief Operating Officer will be employed on terms ultimately requiring 12 months' notice on either side and without any enhanced notice provisions in the event of a change of control or otherwise.

(iii) Appointment of Chief Operating Officer

Although not appointed during the financial year, Ulf Henriksson agreed to join the Company with effect from 21 May 2004 as Chief Operating Officer under a contract dated 28 April 2004. This followed an extensive search, looking at executives both in the UK and globally with the experience to hold this key role. Mr Henriksson is a Swedish citizen and will be joining the Company after working in the US for the last 10 years. He will be proposed for election as a director of the Company at the Annual General Meeting on 21 July 2004.

The Committee, in determining the terms of his service contract took account of the decision reached by the Board at the time of the refinancing that, in view of the critical importance of delivering operational improvements within the Group, the executive team was required to be expanded to include a Chief Operating Officer. Mr Henriksson was identified by the Nominating Committee as an executive whose experience particularly qualified him as suitable to fulfil those requirements. The objectives in negotiating his service contract were to provide an ongoing remuneration package consistent with that provided to the other executive directors and with UK corporate governance, whilst at the outset and for a transitional period, compensating Mr Henriksson for the benefits foregone by leaving his previous US employment, where his previous remuneration terms reflected the corporate governance norms in that country, and for certain costs involved in his relocation from the US to the UK.

His contract provides for a base salary of £525,000, a pension supplement of 35% of base salary and typical benefits including family health cover and a car allowance of £14,000 per annum.

He will participate in the annual Executive Bonus Plan (i.e. 50% of base salary for 'on target' performance and subject to a cap of 100%) and the LTIP, on the same basis as the other executive directors. It is envisaged that he will receive his first LTIP award in June 2004 over shares worth one times his base salary (using the average share price for the 20 dealing days preceding the award) and subject to the same performance targets as the awards made to the other executive directors last year (but with the relevant performance period commencing on the award date). In respect of the first six months only during which he is employed by the Company, his bonus will be not less than 50% of his annual salary for the period.

Recognising recent developments in UK corporate governance best practice, his contract, as detailed below, ultimately provides for 12 months' notice on either side and, at the Company's option, the choice of pay in lieu of notice or phased payments. Similarly, no enhanced notice provisions apply in the event of a change of control. Accordingly, assuming that Mr Henriksson was dismissed after the initial period of 24 months referred to below other than for cause (in which case no damages would be payable), he would be entitled to 12 months' base salary and fixed benefits (i.e. pension, car allowance and health insurance). He would not be entitled to any payment in respect of prospective bonuses but would be entitled to any bonus earned in the year of departure pro-rated to the date of departure.

The Company may elect to pay the amount due in lieu of notice as a single lump sum or pay the first six months' worth on departure and then on a phased basis at six month intervals, with appropriate reduction in the event that he finds alternative employment.

Reflecting the fact that Mr Henriksson's position demands that he relocate to the UK, where corporate governance practices are different from the US, and having regard to the nature and extent of the remuneration arrangements which he is foregoing by joining the Company, the Committee has agreed to the following special one-off arrangements on his joining:

- his contract initially provides for 24 months' notice on either side, reducing to 18 months with effect from the first anniversary of his joining which, in turn, reduces to the agreed 12 months on the second anniversary of his joining;
- he will receive a cash payment of US$270,000 reflecting the bonus lost from his previous employer, which would otherwise have been due for the period from 1 January 2004 to the date he ceased to be employed by his previous employer. This will be payable in January 2005 subject to his remaining in employment at that date;
- recognising the scale of the long term share awards held at his previous employer and seeking to provide fair but not excessive compensation for the loss and considering such awards to be essential to securing the services of Mr Henriksson, the Committee has established an individual arrangement pursuant to Rule 13.13A of the UKLA Listing Rules, under which the following awards will be made upon his joining the Company to replace those benefits forgone by leaving his previous employment:
  - a payment of £600,000 in cash;

- an option over five million shares, with the exercise price being the average of the closing mid-market price for the five dealing days preceding grant (based on an illustrative share price of 20p per share, this represents an award over shares worth 1.9 times salary). Of these shares 50% will become exercisable 18 months after his joining and the remainder 36 months after his joining. The vesting of these options is contingent on continued employment until the relevant date or, at the discretion of the Committee, leaving in certain compassionate circumstances; and
- an award of four million restricted shares, which will vest 18 months after his joining in respect of two million shares and 36 months after his joining in respect of the other 50%. The vesting of these shares is contingent on continued employment until the relevant date or, at the discretion of the Committee, leaving in certain compassionate circumstances. In addition, Mr Henriksson will be required to retain any shares so vesting until the second anniversary of their vesting except as necessary to meet his tax liabilities.

- neither the option nor the restricted shares are subject to pre-vesting performance conditions as they replace US-style awards which were not subject to any conditions other than continued employment. The option and the restricted shares vest in full on a change of control; and
- payment of the reasonable cost of relocating his family and permanent home from the US to the UK up to a maximum of £525,000 including temporary accommodation for up to 12 months.

Should he resign or be terminated for cause within three years, he will be required to repay an amount equal to £350,000 reduced pro rata for the period of employment.

Non-executive directors

The Chairman and other non-executive directors do not have service contracts or contracts for services save that Martin Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, 12 months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association under which they are required to seek re-election not later than the third Annual General Meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders. They do not participate in any bonus plan or any of the Group's share incentive or option or pension schemes. Any director aged 70 or over (there are none currently) is required to be re-elected each year.

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors. The Chairman's fees are set by a Committee comprising the Senior Independent Director, as chairman of the Committee, two other non-executive directors and the Chief Executive. Consistent with recent changes in the Combined Code, the Committee will be responsible for reviewing the Chairman's fees going forward. The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum (inclusive of any entitlement to attendance fees). The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees, and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 24.

During the year, Mr Farmer undertook, for a limited period and at the request of the Board additional advisory and oversight activities in relation to a specific strategic performance initiative. His own business experience was considered by the Board to be particularly relevant and valuable for this purpose. As a result of these activities, his time commitment exceeded that normally expected of a non-executive director and the Board agreed that he should be paid additional fees accordingly. This additional commitment will not extend beyond 31 May 2004.

External directorships

The executive directors are encouraged to hold not more than one external non-executive directorship in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorship. Details of any such fees are included in the table on page 24.

Performance graph

Companies are required to include a graph indicating their total shareholder return performance (that is, share price growth assuming reinvestment of any dividends) over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 100, which the Committee considers an appropriate index for comparison purposes as the Company had been a constituent during most of that period.

Total shareholder return



120
100
80
60
40
20
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Rebased to 100 on 1 April 1999
Invensys
FTSE 100 Index
Source: Datastream

Directors' remuneration

The remuneration of the executive directors for the year ended 31 March 2004 was as follows:

	Notes	Salary £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2004 £	Total 2003 £
Current directors							
R N Haythornthwaite	1, 2, 3	660,000	22,991	105,600	200,000	988,591	790,461
A N Hennah	4	400,000	117,525	–	200,000	717,525	273,961
Former directors							
K A O'Donovan		–	–	–	–	–	385,767
						1,706,116	1,450,189

Notes

1. Mr Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 following the table headed Directors' pension entitlements on page 26.
2. The emoluments of the highest paid director, Mr Haythornthwaite, excluding pension rights were £988,591 (2003: £790,461 paid to Mr Haythornthwaite).
3. Mr Haythornthwaite received fees of £40,000 as a non-executive director of Imperial Chemical Industries PLC for the year ended 31 March 2004.
4. Included in Mr Hennah's benefits figure is £79,725 relating to temporary accommodation provided in lieu of relocation allowance on his joining the Company, of which £31,384 was incurred during the period ended 31 March 2003.

The fees paid to the non-executive directors for the year ended 31 March 2004 were as follows:

	Notes	Total 2004 £	Total 2003 £
Current directors			
L E Farmer	1	142,750	33,250
J-C Guez		35,893	6,120
M Jay	2	180,838	6,120
A E Macfarlane		39,000	997
S M Robertson		31,000	28,000
Former directors			
R P Bauman		–	9,572
Sir Philip Beck	3	11,687	33,250
R L Börjesson	4	30,435	38,250
Sir Graham Hearne		–	36,750
Lord Marshall	3, 5	77,564	250,000
P Scaroni		–	3,452
		549,167	445,761

Notes

1. Mr Farmer's total fees of £142,750 comprise his basic non-executive directors' fee of £37,750 and further fees of £105,000 in respect of his additional responsibilities set out on pages 17 and 23.
2. Mr Jay succeeded Lord Marshall as Chairman of the Company with effect from 23 July 2003; his fee as Chairman of the Company therefore relates to the period 23 July 2003 to 31 March 2004.
3. Lord Marshall and Sir Philip Beck retired from the Board of directors on 23 July 2003 and their fees relate to the period from 1 April 2003 to this date.
4. Mr Börjesson retired from the Board of directors on 19 December 2003 and his fees relate to the period from 1 April 2003 to this date.
5. Lord Marshall also received benefits of £8,797 (2003: £32,828) in respect of the provision of a car. His transport arrangements were shared by the Company and British Airways Plc.

Directors' interests

Ordinary and deferred shares

The interests of the current directors in the shares of the Company are set out below:

	At 31 March 2004 Ordinary shares of 1p each	At 31 March 2004 Deferred shares of 24p each	At 1 April 2003 Ordinary shares of 25p each
L E Farmer	3,250	2,000	2,000
J-C Guez	–	–	–
R N Haythornthwaite	406,250	250,000	250,000
A N Hennah	–	–	–
M Jay	–	–	–
A E Macfarlane	12,187	7,500	7,500
S M Robertson	3,518	2,165	2,165

Notes

1. The mid-market price of an ordinary share on 31 March 2004 was 19.50p. Between 1 April 2003 and 31 March 2004, the highest mid-market price was 36.13p and the lowest mid-market price was 9.64p.
2. All interests referred to above are beneficial.
3. There have been no changes in the interests of directors in ordinary or deferred shares between 31 March 2004 and 19 May 2004.
4. Full details of the directors' interests in the Company's ordinary and deferred shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed in the following section.

Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 April 2003	Lapsed	Adjustment	At 31 March 2004	Exercise price per share p	Date from which first exercisable	Expiry date
R N Haythornthwaite	Executive	893,744	–	33,783	927,527	97.03	25 Jul 2004	24 Jul 2011
	Executive	1,315,400	–	49,722	1,365,122	96.70	17 Jun 2005	16 Jun 2012
	Sharesave	18,388	18,388	–	–	86.72	–	–
		2,227,532	**18,388**	**83,505**	**2,292,649**			
A N Hennah	Executive	1,150,700	–	43,496	1,194,196	61.24	4 Dec 2005	3 Dec 2012
	Sharesave	20,658	–	780	21,438	41.43	1 Apr 2006	30 Sep 2006
		1,171,358	**–**	**44,276**	**1,215,634**			

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP') for individual directors are set out below:

	At 1 April 2003	Granted	Adjustment	At 31 March 2004	Value per share p	Performance Period
R N Haythornthwaite	254,049	–	9,603	263,652	118.0875	25 Jul 2001 – 24 Jul 2004
	–	3,469,119	131,132	3,600,251	19.025	20 Jun 2003 – 19 Jun 2006
	254,049	**3,469,119**	**140,735**	**3,863,903**		
A N Hennah	428,500	–	16,197	444,697	56.89	4 Dec 2002 – 3 Dec 2005
	–	2,102,497	79,474	2,181,971	19.025	20 Jun 2003 – 19 Jun 2006
	428,500	**2,102,497**	**95,671**	**2,626,668**		

Notes

1. As a consequence of the Placing and open offer and share capital subdivision the above options and LTIP awards have, in accordance with the rules of the respective schemes, been adjusted as follows: (a) the number of shares in respect of which options have been granted have been adjusted by the application of a multiplication factor of 1.0378 and the exercise price has been adjusted by a multiplication factor of 0.9636; and (b) the number of shares in each LTIP award has been adjusted by a multiplication factor of 1.0378. In all cases an entitlement prior to 2 March 2004 in respect of an ordinary share of 25p is now treated as an entitlement in respect of an ordinary share of 1p.
2. No Executive or Sharesave options were granted to directors during the year ended 31 March 2004.
3. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2003 and 31 March 2004.
4. The details of the share schemes, including performance conditions which apply (if any), are set out in the following notes 6, 7 and 8.
5. There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2004 and 19 May 2004.
6. The above Executive options were granted under the Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants made under this scheme are as follows:

(i) **for grants made between 25 July 2001 and 16 June 2002**, no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal to or in excess of RPI plus 12% over three years, RPI plus 16% over four years or RPI plus 20% over five years. If not achieved after five years, the options will lapse; and

(ii) **for grants made on or after 17 June 2002**, no option may be exercised unless a performance condition based on Total Shareholder Return ('TSR') is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

7. The Sharesave options were granted under the Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.
8. The LTIP awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan are normally subject to a three year 'Performance Period', commencing on the date of award, followed by a two year 'Retention Period'.

   The vesting of awards made prior to 28 May 2003 are subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must determine that the underlying financial performance of Invensys over the Performance Period is satisfactory. On completion of the Performance Period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper quartile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

   The vesting of awards made after 28 May 2003 is subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must be satisfied that there has been a sustained delivery over the Performance Period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness. On completion of the Performance Period Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 25% of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper decile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

   The Peer Groups selected for the above grants are as follows:

Award dated 25 July 2001:	GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
Award dated 4 December 2002:	The companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and
Award dated 20 June 2003:	The companies that comprised the FTSE Mid 250 Index on 20 June 2003.

Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (Mr Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company.

The following table gives details of the individual directors' pensions values for the year ended 31 March 2004, including the disclosures required by the Listing Rules of the UK Listing Authority:

	Notes	Accrued pension at year ended 31 March 2004 £ per annum	Increase in accrued pension £ per annum	Transfer value of accrued pension £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase in accrued pension, excluding inflation (a) £ per annum	Transfer value as at 31 March 2004 of increase (a) less any contributions made £'000
R N Haythornthwaite	1	8,860	3,401	93	54	39	3,248	34
A N Hennah		17,137	13,039	171	38	133	12,924	129

Notes
1. The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration on page 24.
2. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.
3. All benefits are due at age 60.
4. Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum.
5. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances childrens' allowances are also payable if applicable.

Auditable information

The information in the Remuneration report subject to audit pursuant to the Directors' Report Regulations 2002 is that included in the tables and related notes in the sections relating to directors' remuneration, directors' interests (over shares, share options and long term incentive awards) and directors' pension entitlements.

The directors' Remuneration report was approved by the Board of directors on 19 May 2004 and signed on its behalf by:

Jean-Claude Guez
Chairman of the Remuneration Committee

Directors' report

The directors submit their report and the audited accounts for the year ended 31 March 2004 as set out on pages 29 to 63.

Activities and review for the year

The principal activities and review for the year are contained on pages 6 to 15.

Dividends

The directors do not recommend a dividend (2003: 1.0p).

Placing and open offer and share capital subdivision

A proposed Placing and open offer of new ordinary shares (on the basis of five new ordinary shares for eight existing ordinary shares) and share capital subdivision was announced on 5 February 2004 and subsequently approved at an Extraordinary General Meeting of the Company held on 2 March 2004. Consequent to the Placing and open offer, 2,187,363,013 ordinary shares of 1p each, with an aggregate nominal value of £22 million, were issued and fully paid for cash of £470 million on 5 March 2004.

As a result of the share capital subdivision each existing ordinary share of 25p was subdivided and converted into one new ordinary share of 1p and one deferred share of 24p. The deferred shares are not listed or freely transferable, which renders them worthless, and it is intended that they will be cancelled in due course. Further details can be found in note 22 to the accounts.

Board of directors

The current directors of the Company and their biographical details are given on page 16. A statement of their remuneration and details of their interests in the shares of the Company are set out in the Remuneration report on pages 19 to 26. Lord Marshall and Sir Philip Beck retired at the Company's Annual General Meeting on 23 July 2003, when Lord Marshall was succeeded as Chairman of the Company by Martin Jay. In addition, Rolf Börjesson retired from the Board on 19 December 2003. All other directors served throughout the year. Ulf Henriksson has been appointed Chief Operating Officer with effect from 21 May 2004 and, pursuant to the Articles of Association, will be proposed for election as a director of the Company at the Annual General Meeting. Mr Henriksson has a service contract, details of which are given on pages 22 and 23. Simon Robertson retires by rotation and, being eligible, offers himself for re-election at the Annual General Meeting.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2004:

	Consideration £m	Proportion disposed	Effective date of disposal
Metering	366	100%	Dec 2003
Baan	80	100%	Jul 2003
Teccor	27	100%	Jul 2003
Other disposals	54	100%	various
	527		

The discontinued operations contributed sales of £306 million and operating profit of £13 million in the year.

Substantial shareholders

As at 19 May 2004 (being the latest practicable date prior to the publication of this document) the Company had been notified on the respective dates below of the following interests in its ordinary shares, pursuant to section 198 of the Companies Act 1985:

Name	% of issued share capital at date of notification	Date of notification
Brandes Investment Partners, LP	15.05	24 Mar 2004
Legal & General Group plc	3.30	4 Feb 2004
The Capital Group Companies, Inc	4.49	18 Dec 2003

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are or become temporarily or permanently disabled.

The Group also recognises the need to provide information on matters of concern to employees. To satisfy that need, the Group provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £0.6 million (2003: £1.0 million) with UK charities receiving £0.3 million (2003: £0.3 million). No donations were made to political parties (2003: £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £165 million (2003: £222 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on Wednesday 21 July 2004 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board

John Clayton
Company Secretary
19 May 2004

Statement of directors' responsibilities in respect of the preparation of the accounts

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group, and of the profit or loss for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make estimates and judgements which are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Report of the independent auditors to the shareholders of Invensys plc

We have audited the Group's accounts for the year ended 31 March 2004 which comprise the Consolidated profit and loss account, Consolidated balance sheet, Company balance sheet, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses, Reconciliation of movements in consolidated shareholders' deficit, Accounting policies and the related notes 1 to 29. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the Remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the accounts and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the Directors' report, the unaudited part of the Remuneration report, the Financial summary and the other information listed on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Remuneration report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and of the loss of the Group for the year then ended; and
- the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor, London
19 May 2004

Consolidated profit and loss account

For the year ended 31 March	Notes	2004 £m	2003 (restated) £m
Turnover			
Continuing operations		3,585	3,656
Discontinued operations		306	1,362
	1	3,891	5,018
Operating profit before exceptional items, goodwill amortisation and goodwill impairment			
Continuing operations		204	154
Discontinued operations		13	131
	1	217	285
Operating exceptional items			
Restructuring costs	2	(76)	(119)
Transition costs	2	(98)	–
Refinancing costs	2	(14)	–
Fixed asset impairment	2	(48)	–
		(236)	(119)
Operating (loss)/profit before goodwill amortisation and goodwill impairment		**(19)**	166
Goodwill amortisation	1	(53)	(122)
Goodwill impairment	2	(25)	(585)
Total operating loss		**(97)**	(541)
Continuing operations	3	(92)	(7)
Discontinued operations	3	(5)	(534)
Total operating loss	3	**(97)**	(541)
Corporate exceptional items			
Costs of closure	2	(32)	(29)
Loss on sale of fixed assets	2	(8)	(12)
Loss on disposal of operations	2	(96)	(664)
Loss on ordinary activities before interest and taxation		**(233)**	(1,246)
Net interest payable and similar charges	7	(112)	(113)
Other finance (charges)/income – FRS 17	6	(23)	30
Loss on ordinary activities before taxation	4	**(368)**	(1,329)
Tax credit/(charge) on loss on ordinary activities	8	35	(57)
Loss on ordinary activities after taxation		**(333)**	(1,386)
Minority interests – equity		5	6
Loss for the financial year	23	**(328)**	(1,380)
Dividends	10	–	(35)
Retained loss for the financial year		**(328)**	(1,415)
Loss per share (basic and diluted)	11	**(9.0)p**	(39.4)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	11	**1.2p**	2.6p
Average exchange rates for the year			
US$ to £1		1.69	1.54
Euro to £1		1.44	1.56
Yen to £1		190.81	188.14

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	Notes	2004 £m	2003 (restated) £m
Fixed assets			
Intangible assets – goodwill	1, 12	478	746
Tangible assets	13	660	880
Investments in associated undertakings	14	1	4
Other investments	14	16	30
		1,155	1,660
Current assets			
Stocks	15	376	489
Debtors: amounts falling due within one year	16	1,043	1,038
Debtors: amounts falling due after more than one year	16	38	129
Investments	14	20	31
Cash and short-term deposits	27	566	365
		2,043	2,052
Creditors: amounts falling due within one year			
Short-term borrowings	17	(58)	(136)
Other creditors	17	(1,065)	(1,485)
		(1,123)	(1,621)
Net current assets		**920**	431
Total assets less current liabilities		**2,075**	2,091
Creditors: amounts falling due after more than one year			
Long-term borrowings	18	(1,494)	(1,785)
Other creditors	18	(23)	(23)
		(1,517)	(1,808)
Provisions for liabilities and charges	21	(256)	(322)
Net assets/(liabilities) excluding pension liability		**302**	(39)
Pension liability	6	(606)	(885)
	1	**(304)**	(924)
Capital and reserves			
Called up share capital	22	897	875
Share premium account	23	440	15
Capital redemption reserve	23	83	83
Capital reserve	23	2,509	2,047
Profit and loss account	23	(4,398)	(4,130)
Shareholders' deficit – equity		**(469)**	(1,110)
Minority interests – including non-equity	24	**165**	186
		(304)	(924)

These accounts were approved by the directors on 19 May 2004 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates	2004	2003
US$ to £1	1.84	1.58
Euro to £1	1.50	1.45
Yen to £1	191.20	187.43

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	Notes	2004 £m	2003 (restated) £m
Net cash (outflow)/inflow from operating activities	27	(207)	210
Returns on investments and servicing of finance	27	(121)	(115)
Taxation	27	(73)	(62)
Capital expenditure and financial investment	27	(115)	(76)
Acquisitions and disposals	27	486	1,446
Equity dividends paid		–	(71)
Cash (outflow)/inflow before use of liquid resources and financing		(30)	1,332
Management of liquid resources	27	(43)	69
Financing			
Issue of ordinary shares	27	448	–
Decrease in debt	27	(165)	(1,417)
Increase/(decrease) in cash in year		**210**	(16)

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	Notes	2004 £m	2003 (restated) £m
Increase/(decrease) in cash in year	27	210	(16)
Cash outflow from decrease in debt	27	165	1,417
Cash outflow/(inflow) from increase/(decrease) in liquid resources	27	43	(69)
Change in net debt resulting from cash flows	27	418	1,332
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings		–	15
Transfer of facility costs to prepayments	27	(25)	–
Exchange movements	27	177	113
Movement in net debt in year		570	1,460
Net debt at beginning of year	27	(1,556)	(3,016)
Net debt at end of year	27	**(986)**	(1,556)

Consolidated statement of total recognised gains and losses

For the year ended 31 March	Notes	2004 £m	2003 (restated) £m
Loss for the financial year	23	(328)	(1,380)
Currency translation differences on foreign currency net investments, net of tax	23	79	51
Actuarial gain/(loss) recognised on pension schemes	6, 23	169	(1,038)
Deferred tax relating to actuarial gains and losses on pension schemes		–	70
Total recognised losses in the year		**(80)**	(2,297)
Prior year adjustment – FRS 17		(984)	
Prior year adjustment – FRS 5		(23)	
Total recognised losses since last annual report		**(1,087)**	

Reconciliation of movements in consolidated shareholders' deficit

For the year ended 31 March	Notes	2004 £m	2003 (restated) £m
Loss for the financial year	23	(328)	(1,380)
Dividends	10	–	(35)
		(328)	(1,415)
Currency translation differences on foreign currency net investments, net of tax	23	79	51
Share capital issued, including options		447	–
Unvested restricted shares (UITF 17)	23	3	–
Actuarial gain/(loss) recognised on pension schemes	6, 23	169	(1,038)
Deferred tax relating to actuarial gains and losses on pension schemes		–	70
Goodwill written back on disposals and closures	23	271	1,213
Net decrease in shareholders' deficit/funds		**641**	(1,119)
Opening shareholders' (deficit)/funds (as previously reported)		(103)	144
Prior year adjustment – FRS 17		(984)	(112)
Prior year adjustment – FRS 5		(23)	(23)
Opening shareholders' (deficit)/funds (restated)		(1,110)	9
Closing shareholders' deficit		**(469)**	(1,110)

Company balance sheet

At 31 March	Notes	2004 £m	2003 £m
Fixed assets			
Investments	14	4,128	4,505
		4,128	4,505
Current assets			
Debtors: amounts falling due within one year	16	2	11,973
Debtors: amounts falling due after more than one year	16	864	2
Cash and short-term deposits		35	16
		901	11,991
Creditors: amounts falling due within one year			
Short-term borrowings	17	(32)	(316)
Other creditors	17	(19)	(11,436)
		(51)	(11,752)
Net current assets		**850**	239
Total assets less current liabilities		**4,978**	4,744
Creditors: amounts falling due after more than one year			
Long-term borrowings	18	(832)	(1,741)
Other creditors	18	(1,739)	(995)
		(2,571)	(2,736)
Provisions for liabilities and charges	21	(29)	–
		2,378	2,008
Capital and reserves			
Called up share capital	22	897	875
Share premium account	23	440	15
Capital redemption reserve	23	83	83
Merger reserve	23	927	927
Profit and loss account	23	31	108
Shareholders' funds – equity		**2,378**	2,008

These accounts were approved by the directors on 19 May 2004 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Accounting policies

Basis of accounting

These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards. The policies are consistent with the previous year, except for the adoption of Financial Reporting Standard No 17: Retirement Benefits (FRS 17), details of which can be found in note 6, and the adoption of the Amendment to Financial Reporting Standard No 5: Reporting the Substance of Transactions (FRS 5): Revenue recognition (Application Note G). A review of accounting policies following the publication of Application Note G concluded that, in a small subsidiary, the segmentation of certain contracts did not fully comply with the revised guidance and accordingly we have amended our accounting policy. This has resulted in a prior year adjustment which reduces shareholders' funds as at 31 March 2002 by £23 million. The impact on the profit and loss account for the current and prior year is immaterial.

Basis of consolidation

The consolidated profit and loss account and balance sheet incorporate the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings for the financial year to 31 March 2004. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

Foreign currencies

The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Turnover

Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development

Research and development expenditure is expensed as incurred.

Pension costs and other post-retirement benefits

The service cost of providing retirement benefits to employees during the year is charged to the operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service is also charged to the operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance (charges)/income – FRS 17. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net deficit on defined benefit pension schemes is reported on the balance sheet within the pension liability. This is net of related deferred tax.

The Company is unable to separately identify its share of the underlying assets and liabilities of the Group defined benefit schemes in which it participates on a consistent and reasonable basis and therefore accounts for these schemes as a defined contribution scheme, in accordance with the provisions of FRS 17.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Further information on pensions and post-retirement benefits is disclosed in note 6.

Goodwill

On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic life, depending on the nature of the acquisition, for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that Financial Reporting Standard No 10: Goodwill and Intangible Assets (FRS 10) became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to closures and disposals in the year.

Depreciation of tangible fixed assets

Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35%
Computer software systems	10 to 25%

Impairment of tangible fixed assets and goodwill

Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are held at cost less provisions for impairment where a permanent diminution in value has been identified.

Stocks

Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow-moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Cash and borrowings

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax, or a right to pay less tax, in the future, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Derivative instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Interest rate swaps

Interest rate swaps are revalued to fair value for disclosure in note 28. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability. Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the profit and loss account. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

International Financial Reporting Standards

The Group is required under European legislation to adopt International Financial Reporting Standards (IFRS), also known as International Accounting Standards, in accounting periods beginning on or after 1 January 2005. The Group has developed a transition plan to manage the conversion to IFRS. The adoption of IFRS may have a material impact on the Group's results and its financial position; however, it is currently too early to quantify the impact accurately. The adoption of IFRS will first apply to the Group's financial statements for the year ending 31 March 2006.

Notes to the accounts

1 Segmental analysis

	Turnover 2004 £m	Turnover 2003 £m	Operating profit* 2004 £m	Operating profit* 2003 (restated) £m	Net operating assets 2004 £m	Net operating assets 2003 (restated) £m
Business						
Process Systems	768	768	33	43	205	264
Eurotherm	122	119	17	19	27	34
APV	387	372	18	20	80	47
Rail Systems	442	404	62	55	45	55
Climate Controls	647	743	73	74	273	342
Appliance Controls	376	394	54	61	173	196
Powerware	456	468	25	25	78	92
LHB	387	388	(12)	(25)	251	191
Corporate costs	–	–	(66)	(118)	(135)	(204)
Continuing operations	3,585	3,656	204	154	997	1,017
Discontinued operations	306	1,362	13	131	–	112
	3,891	5,018	**217**	285	**997**	1,129
Operating exceptional items			(236)	(119)		
Goodwill amortisation			(53)	(122)		
Goodwill impairment			(25)	(585)		
Corporate exceptional items			(136)	(705)		
Loss on ordinary activities before interest and taxation			(233)	(1,246)		
Geographical analysis by origin						
United Kingdom	482	437	40	30	83	55
Rest of Europe	924	824	81	60	377	293
North America	1,497	1,720	128	157	346	489
South America	82	78	–	(1)	30	40
Asia Pacific	541	542	18	23	281	330
Africa and Middle East	59	55	3	3	15	14
Corporate costs	–	–	(66)	(118)	(135)	(204)
Continuing operations	3,585	3,656	204	154	997	1,017
Discontinued operations	306	1,362	13	131	–	112
	3,891	5,018	**217**	285	**997**	1,129
Operating exceptional items			(236)	(119)		
Goodwill amortisation			(53)	(122)		
Goodwill impairment			(25)	(585)		
Corporate exceptional items			(136)	(705)		
Loss on ordinary activities before interest and taxation			(233)	(1,246)		
Borrowings					(1,552)	(1,921)
Cash and short-term deposits					566	365
Deferred tax					(6)	(67)
Taxation					(181)	(291)
Goodwill					478	746
Pension liability					(606)	(885)
Net liabilities per consolidated balance sheet					**(304)**	(924)

Geographical analysis of turnover by destination	2004 £m	2003 £m
United Kingdom	428	394
Rest of Europe	947	863
North America	1,417	1,619
South America	107	101
Asia Pacific	587	571
Africa and Middle East	99	108
Continuing operations	3,585	3,656
Discontinued operations	306	1,362
	3,891	5,018

*Before exceptional items, goodwill amortisation and goodwill impairment.

	Turnover 2004 £m	Turnover 2003 £m	Operating profit* 2004 £m	Operating profit* 2003 (restated) £m	Net operating assets 2004 £m	Net operating assets 2003 (restated) £m
Geographical analysis by origin for discontinued operations						
United Kingdom	8	47	17	(4)	–	3
Rest of Europe	86	296	(16)	(11)	–	(54)
North America	176	911	13	148	–	148
South America	4	26	–	1	–	5
Asia Pacific	27	76	(2)	(4)	–	8
Africa and Middle East	5	6	1	1	–	2
	306	1,362	**13**	131	**–**	112

*Before exceptional items, goodwill amortisation and goodwill impairment.

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2004 £m	Operating exceptional items 2003 £m	Goodwill amortisation 2004 £m	Goodwill amortisation 2003 £m	Net book value of goodwill 2004 £m	Net book value of goodwill 2003 £m
Business						
Process Systems	15	32	19	21	136	194
Eurotherm	1	–	8	8	107	123
APV	4	13	–	–	7	7
Rail Systems	1	1	–	–	1	1
Climate Controls	25	10	2	1	22	26
Appliance Controls	7	4	–	–	–	–
Powerware	5	7	8	10	121	144
LHB	15	11	6	8	84	95
Corporate costs	155	15	–	–	–	–
Continuing operations	228	93	43	48	478	590
Discontinued operations	8	26	10	74	–	156
	236	119	**53**	122	**478**	746
Geographical analysis						
United Kingdom	3	8	13	13	167	189
Rest of Europe	17	24	1	1	15	19
North America	41	41	22	26	194	275
South America	–	2	–	–	3	4
Asia Pacific	12	3	7	8	99	103
Africa and Middle East	–	–	–	–	–	–
Corporate costs	155	15	–	–	–	–
Continuing operations	228	93	43	48	478	590
Discontinued operations	8	26	10	74	–	156
	236	119	**53**	122	**478**	746

2 Exceptional items and goodwill impairment

	2004 £m	2003 (restated) £m
Operating exceptional items		
Restructuring costs	(76)	(119)
Transition costs	(98)	–
Refinancing costs	(14)	–
Fixed asset impairment	(48)	–
Total operating exceptional items	(236)	(119)
Goodwill impairment	(25)	(585)
Corporate exceptional items		
Costs of closure		
Within discontinued operations	(32)	(29)
	(32)	(29)
(Loss)/profit on sale of fixed assets		
Within continuing operations	(7)	(13)
Within discontinued operations	(1)	1
	(8)	(12)
Profit/(loss) on disposal of discontinued operations		
Metering	259	–
Baan	95	–
Teccor	(17)	–
Rexnord	4	259
Flow Control	(4)	125
Sensor Systems	(2)	155
Fasco Motors	2	111
Drive Systems	–	62
Other	(51)	(114)
	286	598
Goodwill charged on sale of discontinued operations	(391)	(1,321)
Settlement and curtailments (FRS 17)	9	59
Loss on disposal of operations	(96)	(664)
Total corporate exceptional items	(136)	(705)
Total exceptional items and goodwill impairment	(397)	(1,409)

Restructuring costs of £76 million (2003: £119 million) include £42 million (2003: £64 million) of redundancy and severance costs. Transition costs of £98 million (2003: £nil) have been incurred for the reshaping of the Group. Costs include a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £17 million for the termination of certain Group-wide contracts and IT-related costs, £15 million of disposal costs relating to the decision to retain the Climate Controls and Appliance Controls businesses, and £16 million of other items.

Fixed asset impairment of £48 million (2003: £nil) principally comprises the write-off of IT investments which are no longer appropriate in the context of the new Group structure and asset impairments principally in the Climate Controls business.

The Group has undertaken a review of the carrying value of goodwill capitalised on the balance sheet. This review has led to a £25 million impairment charge, related to two small businesses within Process Systems, being recorded in the accounts. A pre-tax discount rate of 11.6% has been applied.

Goodwill charged on the disposal of discontinued operations comprises Metering £243 million, Baan £119 million, Teccor £10 million and Other £19 million.

The disposals are further analysed as follows:

	2004 £m
Fixed assets	122
Working capital	53
Provisions	(22)
Pension liability	(23)
Minority interests	(6)
Net assets divested	124
Advisor and professional fees	24
Other directly related costs	93
Goodwill on disposals	391
Loss on disposal	(96)
Settlement and curtailments (FRS 17)	(9)
Sale consideration	527

£520 million of the sale consideration was satisfied by cash.

3 Total operating loss

	Continuing operations 2004 £m	Discontinued operations 2004 £m	Total 2004 £m	Continuing operations 2003 (restated) £m	Discontinued operations 2003 (restated) £m	Total 2003 (restated) £m
Turnover	3,585	306	3,891	3,656	1,362	5,018
Cost of sales	(2,653)	(236)	(2,889)	(2,743)	(987)	(3,730)
Gross profit	932	70	1,002	913	375	1,288
Distribution costs	(27)	(2)	(29)	(31)	(20)	(51)
Administrative costs	(701)	(55)	(756)	(728)	(224)	(952)
Operating profit*	204	13	217	154	131	285
Operating exceptional items	(228)	(8)	(236)	(93)	(26)	(119)
Goodwill amortisation	(43)	(10)	(53)	(48)	(74)	(122)
Goodwill impairment	(25)	–	(25)	(20)	(565)	(585)
Total operating loss	**(92)**	**(5)**	**(97)**	(7)	(534)	(541)

*Before operating exceptional items, goodwill amortisation and goodwill impairment.

Operating exceptional items totalling £236 million (2003: £119 million) comprise restructuring costs, transition costs and refinancing costs of £188 million (2003: £119 million) plus fixed asset impairment of £48 million (2003: £nil). These costs together with £25 million (2003: £585 million) of goodwill impairment plus £53 million (2003: £122 million) of goodwill amortisation are classified as administrative costs, which therefore total £1,070 million (2003: £1,778 million).

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging the following:

	2004 £m	2003 £m
Depreciation of tangible fixed assets		
Owned	110	157
Held under finance leases	–	2
Provision for impairment of goodwill and tangible fixed assets	73	585
Amortisation of goodwill	53	122
Operating lease rentals		
Hire of plant and machinery	45	49
Other	38	62
Research and development	165	222

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2004 were £6 million (2003: £6 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £11 million (2003: £10 million) and non-UK Group companies £4 million (2003: £5 million). Fees paid in respect of these other services are analysed as follows:

	2004 £m	2003 £m
Transaction support relating to acquisitions and disposals	6	5
Provision of services relating to Group financing and working capital management	4	4
Taxation advisory services	3	4
Other local statutory reporting and other audit-related services	2	2
	15	15

5 Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2004	2003
Marketing and distribution	5,529	9,157
Production	31,943	45,501
Technical	2,968	4,552
Finance and administration	3,162	4,173
	43,602	63,383

The aggregate payroll costs of these people were as follows:

	2004 £m	2003 (restated) £m
Wages and salaries	967	1,330
Social security costs	117	144
Pension, post-retirement and other payroll costs	112	138
	1,196	1,612

Details of directors' emoluments are included in the Remuneration report on pages 19 to 26.

6 Pensions and post-retirement benefits

(i) Prior year adjustment and restatement of comparatives

The Group has adopted FRS 17 effective from 1 April 2003. Under FRS 17, the difference between the market value of assets of the Group's pension and post-retirement benefit schemes and the present value of accrued pension liabilities is reported on the balance sheet as a pension liability, net of related deferred tax. Previously the Group accounted for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No 24: Pension costs (SSAP 24). Under SSAP 24, the balance sheet included provisions for unfunded pension obligations and other post-retirement benefits, and provisions for the cumulative difference between pension charges included in the profit and loss account and actual payments to the schemes.

In the accounts for the year to 31 March 2003, the impact on net assets on adoption of FRS 17 as at 31 March 2002 has been shown as a prior year adjustment. Shareholders' funds have been reduced by £112 million which is analysed as follows:

		£m
SSAP 24 pension/post-retirement balances (net of deferred tax)		22
FRS 17 pension/post-retirement balances (net of deferred tax)		
Funded	111	
Unfunded	(208)	
		(97)
Displacement of deferred tax assets		(37)
Impact on net assets		(112)

Adoption of FRS 17 has resulted in the following restatements to results for the year ended 31 March 2003:

	£m
Increase in pension charge within operating profit	(45)
Decrease in charge to loss on disposal of operations	77
Inclusion of other finance income	30
Decrease in retained loss for the period	62
Increase in recognised losses	(872)
Decrease in reserves	(984)

(ii) Pensions and post-retirement benefits

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last valuation of the Scheme for funding purposes was carried out as at 5 April 2003 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually, and the other overseas defined benefit schemes are normally assessed triennially by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, under which 14,088 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed as at 1 January 2003. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes.

The last full valuations of all schemes have been updated to 31 March 2004.

(iii) Defined contribution schemes

Pension costs in respect of defined contribution schemes represented contributions payable in the year and amounted to £12 million (2003: £11 million). At 31 March 2004, there were £2 million of outstanding contributions included in creditors.

(iv) Defined benefit schemes

The Group operates both funded and unfunded pension and post-retirement schemes. There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world. The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US.

The net pension deficits for funded and unfunded schemes are reported on the balance sheet within the pension liability. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

For March 2004 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.20	–	1.50
Rate of increase to pensions in payment**	3.15	–	1.80	–	1.30
Discount rate for scheme liabilities	5.50	6.00	5.20	6.00	5.10
Inflation rate	2.90	2.50	2.10	–	1.70

For March 2003 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	3.75	4.00	2.80	–	3.00
Rate of increase to pensions in payment**	3.05	–	1.60	–	1.80
Discount rate for scheme liabilities	5.50	6.50	5.40	6.50	5.90
Inflation rate	2.50	2.50	2.10	–	2.10

For March 2002 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.00	3.95	4.00	–	3.40
Rate of increase to pensions in payment**	3.15	–	–	–	–
Discount rate for scheme liabilities	6.00	7.50	6.00	7.50	6.40
Inflation rate	2.50	3.50	2.90	–	2.30

*The assumptions used for medical trend rates for beneficiaries of the US healthcare scheme were 11.5% per annum, declining to an ultimate rate of 5.0% in 2013 (2003: 13.0% declining to 5.0%; 2002: 10.0% declining to 5.0%).
**The rate of increase for UK deferred pensions was 2.9% (2003: 2.5%; 2002: 2.5%).

6 Pensions and post-retirement benefits continued

(iv) Defined benefit schemes continued

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2004 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,088	8.5	312	7.7	114	1,514
Bonds	5.0	2,108	3.8	150	5.5	77	2,335
Other	5.4	298	2.0	162	5.1	24	484
Total market value of assets		3,494		624		215	4,333
Present value of scheme liabilities		(3,806)		(738)		(221)	(4,765)
Deficit in the scheme		(312)		(114)		(6)	(432)
Related deferred tax asset		–		–		–	–
Net pension liability		(312)		(114)		(6)	(432)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2003 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,180	9.6	264	7.6	105	1,549
Bonds	5.0	1,932	4.4	233	3.2	54	2,219
Other	8.0	150	2.6	13	4.9	33	196
Total market value of assets		3,262		510		192	3,964
Present value of scheme liabilities		(3,701)		(801)		(231)	(4,733)
Deficit in the scheme		(439)		(291)		(39)	(769)
Related deferred tax asset		2		7		7	16
Net pension liability		(437)		(284)		(32)	(753)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2002 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,778	9.4	506	8.3	113	2,397
Bonds	5.7	1,855	6.5	275	6.0	42	2,172
Other	8.0	156	4.0	17	6.5	42	215
Total market value of assets		3,789		798		197	4,784
Present value of scheme liabilities		(3,524)		(948)		(175)	(4,647)
Surplus/(deficit) in the scheme		265		(150)		22	137
Related deferred tax (liability)/asset		(79)		53		–	(26)
Net pension asset/(liability)		186		(97)		22	111

The present value of unfunded scheme liabilities at 31 March 2004 is:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(57)	(117)	(174)
Related deferred tax asset	–	–	–
Net pension/post-retirement liability	(57)	(117)	(174)

The present value of unfunded scheme liabilities at 31 March 2003 was:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(74)	(88)	(162)
Related deferred tax asset	26	4	30
Net pension/post-retirement liability	(48)	(84)	(132)

The present value of unfunded scheme liabilities at 31 March 2002 was:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(135)	(112)	(247)
Related deferred tax asset	39	–	39
Net pension/post-retirement liability	(96)	(112)	(208)

As at 31 March 2004, the total pension liability net of related deferred taxation for funded and unfunded defined benefit schemes is £606 million (2003: £885 million).

The amounts that have been charged to the consolidated profit and loss account* and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts charged to operating loss**						
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Past service cost***	(1)	–	(1)	–	–	(2)
Total operating charge	**(15)**	**(14)**	**(8)**	**–**	**(5)**	**(42)**
Analysis of amounts credited/(charged) to other finance (charges)/income – FRS 17						
Expected return on pension scheme assets	198	36	11	–	–	245
Interest on pension scheme liabilities	(199)	(48)	(11)	(4)	(6)	(268)
Net finance charge	**(1)**	**(12)**	**–**	**(4)**	**(6)**	**(23)**
Analysis of amounts recognised in the statement of total recognised gains and losses						
Actual return less expected return on scheme assets	206	113	28	–	–	347
Experience gains/(losses) arising on the scheme liabilities	65	2	12	9	(19)	69
Changes in assumptions underlying the present value of the plan liabilities	(174)	(46)	(20)	(4)	(3)	(247)
Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	**97**	**69**	**20**	**5**	**(22)**	**169**

Total pension costs charged to operating loss in respect of defined benefit and defined contribution schemes amounted to £53 million (2003: £45 million) including £1 million (2003: £nil) charged to restructuring costs.

Regarding rates of contributions for future years, contributions to the UK pension plan will be made at the rate of 20% of pensionable salaries (circa £20 million) up to the date of the next triennial valuation. In addition the Company has stated that it intends to make three further supplemental contributions to the plan, of £15 million every six months, if the plan remains in deficit measured on an FRS 17 basis.

Under the main US scheme, the Company entered into an agreement with the Pension Benefit Guaranty Corporation providing for the acceleration of contributions to the US scheme totalling US$150 million over three months, plus additional contributions of 4% of net proceeds from future disposals, with a minimum of US$25 million payable by September 2004.

*Excluding amounts in respect of settlement and curtailments credited to loss on disposal of operations, disclosed in note 2.
**And £1 million charged to loss on disposal of operations.
***Comprises £1 million charged to restructuring costs and £1 million to loss on disposal of operations.

6 Pensions and post-retirement benefits continued

(iv) Defined benefit schemes continued

The amounts that were charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts (charged)/credited to operating profit						
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Past service (cost)/income	(2)	(1)	–	21	(1)	17
Total operating (charge)/credit	(21)	(22)	(7)	20	(4)	(34)
Analysis of amounts (charged)/credited to other finance (charges)/income – FRS 17						
Expected return on pension scheme assets	253	52	12	–	–	317
Interest on pension scheme liabilities	(206)	(57)	(11)	(8)	(5)	(287)
Net finance income/(charge)	47	(5)	1	(8)	(5)	30
Analysis of amounts recognised in the statement of total recognised gains and losses						
Actual return less expected return on scheme assets	(592)	(125)	(9)	–	–	(726)
Experience gains/(losses) arising on the scheme liabilities	67	8	(23)	(5)	(13)	34
Changes in assumptions underlying the present value of the plan liabilities	(221)	(94)	(22)	(10)	1	(346)
Actuarial loss recognised in the statement of total recognised gains and losses	(746)	(211)	(54)	(15)	(12)	(1,038)

The movement in the deficit in the schemes over the year to 31 March 2004 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Deficit in scheme at beginning of year*	(439)	(291)	(39)	(74)	(88)	(931)
Transfers to/(from) other schemes	–	–	3	–	(3)	–
Reclassified arrangements	–	–	(1)	–	(31)	(32)
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Contributions	41	102	11	–	–	154
Benefit payments	–	–	–	6	11	17
Past service cost	(1)	–	(1)	–	–	(2)
Other finance charges	(1)	(12)	–	(4)	(6)	(23)
Settlement and curtailments	5	4	–	–	–	9
Net liabilities transferred on disposal	–	–	2	–	21	23
Actuarial gain/(loss)	97	69	20	5	(22)	169
Exchange adjustments	–	28	6	10	6	50
Deficit in scheme at end of year*	**(312)**	**(114)**	**(6)**	**(57)**	**(117)**	**(606)**

*The deficit of £931 million at the beginning of the year has a related deferred tax asset of £46 million, resulting in a net pension liability of £885 million. The deficit of £606 million as at 31 March 2004 has £nil related deferred tax (see note 8(iii)).

The movement in the surplus/(deficit) in the schemes over the year to 31 March 2003 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Surplus/(deficit) in scheme at beginning of year	265	(150)	22	(135)	(112)	(110)
Transfers to/(from) other schemes	–	30	(19)	–	(11)	–
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Contributions	8	–	6	–	–	14
Benefit payments	–	–	–	10	6	16
Past service (cost)/income	(2)	(1)	–	21	(1)	17
Other finance income/(charges)	47	(5)	1	(8)	(5)	30
Settlement and curtailments	8	51	–	–	–	59
Net liabilities transferred on disposal	–	–	15	42	56	113
Actuarial loss	(746)	(211)	(54)	(15)	(12)	(1,038)
Exchange adjustments	–	16	(3)	12	(6)	19
Deficit in scheme at end of year	(439)	(291)	(39)	(74)	(88)	(931)

History of amounts charged to the statement of total recognised gains and losses

The amounts that have been charged to the statement of total recognised gains and losses for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US healthcare	Other	Total
Difference between the expected and actual return on scheme assets:						
– Amount (£m)	206	113	28	–	–	347
– Percentage of scheme assets	6%	18%	13%	–	–	8%
Experience gains and losses on scheme liabilities:						
– Amount (£m)	65	2	12	9	(19)	69
– Percentage of scheme liabilities	2%	–	5%	16%	16%	1%
Total amount recognised in the statement of total recognised gains and losses:						
– Amount (£m)	97	69	20	5	(22)	169
– Percentage of scheme liabilities	3%	9%	9%	9%	19%	3%

The amounts that were charged to the statement of total recognised gains and losses for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US healthcare	Other	Total
Difference between the expected and actual return on scheme assets:						
– Amount (£m)	(592)	(125)	(9)	–	–	(726)
– Percentage of scheme assets	(18)%	(25)%	(5)%	–	–	(18)%
Experience gains and losses on scheme liabilities:						
– Amount (£m)	67	8	(23)	(5)	(13)	34
– Percentage of scheme liabilities	2%	1%	10%	7%	15%	1%
Total amount recognised in the statement of total recognised gains and losses:						
– Amount (£m)	(746)	(211)	(54)	(15)	(12)	(1,038)
– Percentage of scheme liabilities	20%	26%	23%	20%	14%	21%

7 Net interest payable and similar charges

	2004 £m	2003 £m
Interest payable on bank loans and overdrafts	(54)	(65)
Interest payable on other loans	(41)	(43)
Other*	(30)	(21)
	(125)	(129)
Interest receivable	13	16
	(112)	(113)

*Other interest includes £16 million of refinancing fees, a £10 million write-off of prepaid old facility fees and other of £4 million.

8 Tax (credit)/charge on loss on ordinary activities

(i) Analysis of tax (credit)/charge

	2004 £m	2003 £m
UK corporation tax:		
– Current tax on income for the year	37	7
– Adjustments in respect of prior years	(6)	(8)
	31	(1)
Double taxation relief	(34)	(7)
	(3)	(8)
Foreign tax:		
– Current tax on income for the year	39	51
– Adjustments in respect of prior years	(59)	9
	(20)	60
Total current tax (credit)/charge	(23)	52
Deferred tax:		
– Origination and reversal of timing differences	(3)	7
– Changes in tax rates and laws	3	–
– Adjustments in respect of prior years	(12)	–
– Adjustments to estimated recoverable deferred tax assets arising in prior years	–	(2)
	(12)	5
Tax (credit)/charge on loss on ordinary activities	**(35)**	57

The UK current year corporation tax charge of £37 million (2003: £7 million) includes tax of £34 million (2003: £7 million) on dividends and other income receivable from overseas subsidiary undertakings.

The tax charge on corporate exceptional items is £1 million (2003: £9 million). The charge represents a £1 million current foreign tax charge on disposal of businesses in the year. In addition a tax charge of £8 million was incurred in respect of a reorganisation undertaken in preparation for disposals which were not completed as a result of the Group's refinancing. This has been included within the ordinary tax charge.

(ii) Factors affecting the tax (credit)/charge

	2004 £m	2003 (restated) £m
Loss on ordinary activities before tax	(368)	(1,329)
Tax credit on ordinary activities at 30%	(110)	(399)
Adjustments in respect of prior years' current tax	(65)	1
Exceptional items after the impact of tax losses and exempt capital gains/losses	42	221
Current year tax losses and other timing differences not recognised	67	28
Utilisation of tax losses brought forward	(13)	(9)
Overseas rate differences	14	14
Deferred tax provided	–	(5)
Impairment of goodwill	8	176
Tax on disposals not completed	8	–
Other, including non-deductible goodwill amortisation	26	25
Total current tax (credit)/charge	(23)	52

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings.

Tax losses with a value of £300 million (2003: £400 million) have not been recognised as their utilisation is uncertain or is not currently anticipated. The reduction in tax losses not recognised during the year is largely attributable to tax losses divested on the disposal of Baan and UK tax losses utilised as a result of foreign exchange gains. No deferred tax has been recognised in respect of net pension and post-retirement liabilities as the reversal of these timing differences is expected to increase tax losses.

9 Loss attributable to the parent company

The loss dealt with in the accounts of the parent company, Invensys plc, is £77 million (2003: £4,194 million). In accordance with the exemption granted under section 230 of the Companies Act 1985, a separate profit and loss account for the Company has not been presented.

10 Dividends

The dividend for the year was £nil (2003: £35 million).

11 (Loss)/earnings per share

	2004	2003 (restated)
(Loss)/earnings per share		
Basic	(9.0)p	(39.4)p
Total Group*	1.2p	2.6p
Diluted	(9.0)p	(39.4)p
Average number of shares (millions)		
Basic	3,661	3,500
(Loss)/profit (£m)		
Basic	(328)	(1,380)
Total Group		
Operating profit*	217	285
Net interest payable	(112)	(113)
Other finance (charges)/ income – FRS 17	(23)	30
	82	202
Tax at Group's effective rate of 53.7% (2003: 57.8%)	(44)	(117)
Minority interests	5	6
	43	91

*Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 3,661 million shares (2003: 3,500 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £328 million (2003: £1,380 million).

The total Group earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 53.7% (2003: 57.8%) since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14), using 3,661 million shares (2003: 3,500 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £328 million (2003: £1,380 million). In accordance with FRS 14 the diluted loss per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

12 Intangible fixed assets – goodwill

	£m
Group	
Cost	
At beginning of year	1,713
Additions	4
Disposals	(933)
Exchange adjustments	(53)
At end of year	731
Amortisation	
At beginning of year	967
Charge for the year	53
Provision for impairment	25
Disposals	(785)
Exchange adjustments	(7)
At end of year	253
Net book value	
At end of year	**478**
At beginning of year	746

13 Tangible fixed assets

	Group			Company
	Land and buildings £m	Plant and equipment £m	Total £m	Plant and equipment £m
Cost				
At beginning of year	360	1,403	1,763	2
Additions	23	100	123	–
Disposal of subsidiary undertakings	(45)	(146)	(191)	–
Disposals	(7)	(125)	(132)	(2)
Exchange adjustments	(27)	(109)	(136)	–
At end of year	304	1,123	1,427	–
Depreciation				
At beginning of year	71	812	883	2
Charge for the year	10	100	110	–
Provision for impairment	1	47	48	–
Disposal of subsidiary undertakings	(14)	(62)	(76)	–
Disposals	(3)	(118)	(121)	(2)
Exchange adjustments	(10)	(67)	(77)	–
At end of year	55	712	767	–
Net book value				
At end of year	**249**	**411**	**660**	**–**
At beginning of year	289	591	880	–

13 Tangible fixed assets continued

Amounts included in respect of assets held under finance leases are:

	Group		
	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At end of year	3	–	3
At beginning of year	4	2	6

There was £nil depreciation charged in the year in respect of assets held under finance leases.

The net book value of land and buildings comprises:

	Group 2004 £m	Group 2003 £m
Freehold	221	239
Long leasehold	5	3
Short leasehold	23	39
In the course of construction	–	8
	249	289

14 Investments

	Group			Company
	Associated undertakings £m	Other fixed asset investments £m	Current asset investments £m	Subsidiary undertakings £m
Cost				
At beginning of year	4	38	31	10,123
Additions	–	–	–	3,028
Transfers to cash	–	(6)	–	–
Disposal of subsidiary undertakings	(2)	(5)	(1)	–
Disposals	(1)	(2)	(9)	(8,805)
Exchange adjustments	–	(1)	(1)	–
At end of year	1	24	20	4,346
Amounts written off				
At beginning of year	–	8	–	5,618
Increase during year	–	–	–	125
Disposals	–	–	–	(5,525)
At end of year	–	8	–	218
Net book value				
At end of year	**1**	**16**	**20**	**4,128**
At beginning of year	4	30	31	4,505

Group investments at net book value comprise:

	Associated undertakings 2004 £m	Associated undertakings 2003 £m	Other fixed asset investments 2004 £m	Other fixed asset investments 2003 £m	Current asset investments 2004 £m	Current asset investments 2003 £m
Listed shares						
Overseas	–	–	8	8	–	–
Unlisted shares	1	4	8	22	–	–
Other	–	–	–	–	20	31
	1	4	**16**	30	**20**	31

The market value of listed shares within other fixed asset investments at 31 March 2004 was £11 million (2003: £8 million).

Current asset investments include £19 million (2003: £31 million) of surplus properties held for resale.

Details of the Group's principal operating subsidiary undertakings have been included on page 63.

15 Stocks

	Group 2004 £m	Group 2003 (restated) £m
Raw materials and consumables	175	198
Long-term contract work in progress	21	37
Other work in progress	56	81
Finished goods	128	182
	380	498
Progress payments received:		
long-term contracts	(4)	(9)
	376	489

The current replacement cost of stocks does not differ materially from the historical cost stated above.

16 Debtors

	Group 2004 £m	Group 2003 (restated) £m	Company 2004 £m	Company 2003 £m
Amounts falling due within one year:				
Trade debtors	629	583	–	–
Amounts recoverable on long-term contracts	164	162	–	–
Amounts owed by subsidiary undertakings	–	–	–	11,960
Amounts owed by associated undertakings	1	1	–	–
Corporation tax	–	20	–	–
Other debtors	151	182	2	6
Prepayments and accrued income	98	90	–	7
	1,043	1,038	**2**	11,973
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	–	–	861	–
Deferred tax asset (note 21)	8	11	–	–
Other debtors	30	118	3	2
	38	129	**864**	2
	1,081	1,167	866	11,975

17 Creditors: amounts falling due within one year

	Group 2004 £m	Group 2003 (restated) £m	Company 2004 £m	Company 2003 £m
Bank and other loans (note 19)	53	110	32	27
Bank overdrafts	4	24	–	289
Finance leases (note 20)	1	2	–	–
Short-term borrowings	**58**	136	**32**	316
Payments received on account	105	97	–	–
Trade creditors	415	552	–	–
Bills of exchange	4	10	–	–
Amounts owed to subsidiary undertakings	–	–	–	11,404
Corporation tax	181	311	–	–
Sales, social security and payroll taxes	33	36	–	–
Other creditors	94	124	19	31
Accruals and deferred income	233	355	–	1
Other creditors	**1,065**	1,485	**19**	11,436

18 Creditors: amounts falling due after more than one year

	Group 2004 £m	Group 2003 (restated) £m	Company 2004 £m	Company 2003 £m
Bank and other loans (note 19)	1,492	1,783	832	1,741
Finance leases (note 20)	2	2	–	–
Long-term borrowings	**1,494**	1,785	**832**	1,741
Amounts owed to subsidiary undertakings	–	–	1,720	951
Other creditors	23	23	19	44
Other creditors	**23**	23	**1,739**	995

19 Bank and other loans

(i) Bank and other loans falling due after more than one year

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Repayable otherwise than by instalments:				
Repayable wholly within five years	286	1,652	136	1,614
Repayable wholly beyond five years	1,203	129	696	127
Repayable by instalments:				
Repayable within five years	3	–	–	–
Repayable beyond five years	–	2	–	–
	1,492	1,783	832	1,741
Repayable over one but not more than two years	5	312	–	308
Repayable over two but not more than five years	284	1,340	136	1,306
Repayable beyond five years	1,203	131	696	127
	1,492	1,783	832	1,741

Certain loans for the Group and Company totalling £659 million (2003: £1,111 million) were drawn from committed credit facilities as at 31 March 2004. These are repayable within twelve months of the balance sheet date but have been classified as due after more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £669 million (2003: £20 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £6 million (2003: £13 million) are classified as amounts falling due within one year.

(ii) Loan repayment dates and interest rates

Loans repayable within one year have the following repayment dates:

Repayable	Committed facility £m	Interest basis	Interest rate % (if fixed)	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bank loans							
Other	–	Various	–	19	–	–	–
	–			19	–	–	–
Other loans							
July 2003 (JP¥ 2 billion)[1]	–	Fixed	1.0	–	11	–	11
July 2003 (JP¥ 3 billion)[1]	–	Floating	–	–	16	–	16
August 2003 (US$73 million)[2]	–	Fixed	6.25	–	46	–	–
March 2005 (€48 million)[1]	32	Fixed	5.50	32	–	32	–
Other	–	Various	–	2	37	–	–
	32			34	110	32	27
	32			**53**	110	**32**	27

[1] Issued under the Company's medium-term note programme.
[2] Privately placed senior notes.

Loans repayable beyond one year and within five years have the following repayment dates and interest rates:

Repayable	Committed facility £m	Interest basis	Interest rate % (if fixed)	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bank loans							
June 2004	–	Floating	–	–	307	–	307
August 2005	–	Floating	–	–	804	–	804
March 2009 bonding facility[3]	329	Floating	–	126	–	–	–
March 2009	595	Floating	–	12	–	–	–
	924			138	1,111	–	1,111
Other loans							
March 2005 (€500 million)[1]	–	Fixed	5.5	–	345	–	345
August 2005 (US$37 million)[2]	–	Fixed	6.4	–	23	–	–
January 2007 (US$250 million)[4]	136	Fixed	7.125	136	158	136	158
Other	–	Various	–	15	15	–	–
	136			151	541	136	503
	1,060			289	1,652	136	1,614

Other loans repayable beyond five years have the following repayment dates and interest rates:

Repayable	Committed facility £m	Interest basis	Interest rate % (if fixed)	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bank loans							
September 2009	372	Floating	–	251	–	–	–
December 2009	263	Floating	–	256	–	–	–
	635			507	–	–	–
Other loans							
March 2011 (US$550 million)[5]	299	Fixed	9.875	284	–	284	–
March 2011 (€475 million)[5]	317	Fixed	9.875	303	–	303	–
January 2010 (US$200 million)[4]	109	Fixed	6.5	109	127	109	127
Other	–	Various	–	–	4	–	–
	725			696	131	696	127
	1,360			1,203	131	696	127
Total of bank and other loans	2,452			**1,545**	1,893	**864**	1,768

[1] Issued under the Company's medium-term note programme.
[2] Privately placed senior notes.
[3] The bonding facility is only able to be drawn as cash to finance or refinance cash collateral. The available facility at 31 March 2004 is US$730 million (£397 million) of which £68 million is drawn other than as a cash advance.
[4] Senior notes issued in the United States under Rule 144A of the Securities Act of 1933.
[5] Senior notes issued in the United Kingdom under the Financial Services and Markets Act 2000.

Bank and other loans includes amounts of £36 million drawn from other than committed facilities.

The floating rate facilities repayable in 2009 bear interest at a rate equal to the relevant interbank rate, together with a margin of between 2.5% and 4.75%.

19 Bank and other loans continued

(iii) Undrawn committed facilities

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Expiring within one year	–	–	–	–
Expiring in more than one year but not more than two years	–	642	–	642
Expiring in more than two years	899	120	–	120
	899	762	–	762

As at 31 March 2004, the committed loan facilities available to the Group include (a) a £397 million (US$730 million) non-revolving multi-currency loan facility which ceases to be available in March 2009; (b) a £283 million (US$520 million) non-revolving single currency loan facility which ceases to be available in September 2009; (c) an £89 million (€134 million) non-revolving single currency loan facility which ceases to be available in September 2009; (d) a £100 million (€150 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (e) a £163 million (US$300 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (f) a £198 million (US$365 million) revolving multi-currency loan facility which ceases to be available in March 2009; and (g) a £397 million (US$730 million) bonding facility which ceases to be available in March 2009.

20 Finance lease commitments

At 31 March 2004 future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	Group 2004 £m	Group 2003 £m
Payable within one year	1	2
Payable between one and two years	2	2
Total gross payments	3	4
Less: finance charges included above	–	–
	3	4

21 Provisions for liabilities and charges

	Pensions £m	Post-retirement benefits £m	Warranties £m	Restructuring £m	Environmental £m	Other £m	Deferred taxation £m	Total £m
Group								
At beginning of year	84	109	14	11	38	181	120	557
Prior year adjustment – FRS 17	(84)	(109)	–	–	–	–	(42)	(235)
At beginning of year (restated)	–	–	14	11	38	181	78	322
Transferred to pensions	–	–	–	–	–	–	(48)	(48)
Disposal of subsidiary undertakings	–	–	(3)	–	–	(19)	–	(22)
Charged/(credited) in year	–	–	13	13	22	81	(15)	114
Released in year	–	–	(1)	–	(1)	(7)	–	(9)
Utilised in year	–	–	(9)	(11)	(4)	(61)	–	(85)
Exchange adjustments	–	–	(2)	–	–	(13)	(1)	(16)
At end of year	**–**	**–**	**12**	**13**	**55**	**162**	**14**	**256**

Pensions and post-retirement benefits as accounted for under SSAP 24, and related deferred tax provisions, have been removed following the adoption of FRS 17, as described in note 6. The net pension deficit in respect of the defined benefit pensions and post-retirement benefit schemes is reported in the pension liability within the balance sheet, net of related deferred tax, in accordance with the reporting requirements of FRS 17.

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Restructuring provisions cover committed costs which are expected to be incurred within one year of the balance sheet date.

Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. This generally coincides with a commitment to a formal plan or, if earlier, on divestment or closure of inactive sites. These costs are expected to be incurred over the next 10 years.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts and legal claims. These liabilities are anticipated largely to crystallise within the next five years. Included within Other provisions is £29 million recorded in the books of the Company which moved as follows: £nil opening balance; £46 million transferred from other Group companies; £14 million utilised in the year and £3 million of exchange adjustments.

Net deferred taxation

The movement for the year in the net deferred tax provision is as follows:

	£m
At beginning of year	109
Prior year adjustment – FRS 17	(88)
At beginning of year (restated)	21
Credit in year	(12)
Exchange adjustments	(3)
At end of year	6

The net deferred tax provision is included within:

	2004 £m	2003 (restated) £m
Debtors (note 16)	(8)	(11)
Pension liability (note 6)	–	(46)
Provisions for liabilities and charges	14	78
	6	21

Deferred tax assets and liabilities are analysed as follows:

	Amount provided 2004 £m	Amount provided 2003 (restated) £m
Group		
Accelerated capital allowances	55	80
Tax losses	(8)	(11)
Deferred tax on pension liabilities	–	(46)
Other timing differences	(41)	(2)
	6	21

Company

The Company's deferred tax provision is £nil (2003: £nil).

22 Called up share capital

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2004 was 56,005 million ordinary shares of 1p each (2003: nil) and 3,500 million deferred shares of 24p each (2003: nil).

The issued, allotted and fully paid share capital was as follows:

	Group and Company 2004		Group and Company 2003	
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 25p each	–	–	3,500	875
Ordinary shares of 1p each	5,687	57	–	–
Deferred shares of 24p each	3,500	840	–	–
	9,187	**897**	3,500	875

22 Called up share capital continued

Authorised and issued share capital continued

A reconciliation of the authorised and issued share capital at 31 March 2004 and at 31 March 2003 for the Group and the Company is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares million	Number of shares million	Share capital £m	Share capital £m
At beginning of year	5,600	3,500	1,400	875
Subdivision of opening share capital	53,905	3,500	–	–
Issue of ordinary shares of 1p each	–	2,187	–	22
At end of year	59,505	9,187	1,400	897

On 5 March 2004, the ordinary shares of 25p each in existence at the start of the year were subdivided during the year, whereby each ordinary share of 25p was subdivided and converted into one new ordinary share of 1p and one deferred share of 24p. Each of the 2,100,219,178 authorised but unissued ordinary shares of 25p each in the capital of the Company was subdivided and converted into 25 ordinary shares of 1p, each ranking equally in all respects with the ordinary shares of 1p each in the capital of the Company.

Subsequent to the Placing and open offer 2,187,363,013 ordinary shares of 1p each, with an aggregate nominal value of £22 million, were issued and fully paid for cash of £470 million on 5 March 2004. Issue costs of £23 million were incurred.

The deferred shares are not listed or freely transferable, which renders them worthless, and it is intended that they will be cancelled in due course. Holders of deferred shares are not entitled to dividends.

Employee share plans

During the year no shares were issued by the Company pursuant to the exercise of options or release of shares under the various share schemes operated by the Company.

As a consequence of the Placing and open offer and share capital subdivision, all options granted under the various share option schemes operated by the Company and awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP) have, in accordance with the rules of the respective schemes and as approved by the Inland Revenue, been adjusted as follows: (a) the number of shares in respect of which options have been granted have been adjusted by the application of a multiplication factor of 1.0378 and the exercise price has been adjusted by a multiplication factor of 0.9636; and (b) the number of shares in each LTIP award has been adjusted by a multiplication factor of 1.0378. In all cases an entitlement in respect of an ordinary share of 25p is now treated as an entitlement in respect of an ordinary share of 1p. All numbers and prices for the year ended 31 March 2004 are therefore adjusted accordingly (for the avoidance of doubt 2003 comparatives have not been adjusted).

On 20 June 2003 and 13 November 2003 conditional awards over 32,635,298 shares and 311,340 shares respectively were granted under the LTIP. The awards are subject to performance periods from 20 June 2003 to 19 June 2006 and 13 November 2003 to 12 November 2006 respectively, after which, if the performance requirement is met, the shares will be released and will be subject to a further two year retention period. Outstanding awards under the LTIP at 31 March 2004, which, subject to satisfaction of the performance requirement and retention period, will be released at various dates between 2006 and 2008, were 31,860,520 (2003: 782,549).

Outstanding options under the Company's various executive share option schemes at 31 March 2004, exercisable at various dates between 2004 and 2013 at various prices between 24.09p and 685.186p per ordinary share, and at an average price of 176.16p per ordinary share, were 151,644,700 (2003: 157,400,651).

Outstanding options under the Company's savings related share option schemes at 31 March 2004, exercisable at various dates between 2004 and 2010 and at various prices between 41.43p and 392.31p per ordinary share, and at an average price of 83.23p per ordinary share, were 41,566,541 (2003: 61,400,473).

In addition, as at 31 March 2004, options over 1,690,096 (2003: 2,685,310) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every BTR ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer.

23 Reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Profit and loss account £m
Group				
At beginning of year	15	83	2,047	(3,123)
Prior year adjustment – FRS 17	–	–	–	(984)
Prior year adjustment – FRS 5	–	–	–	(23)
At beginning of year (restated)	15	83	2,047	(4,130)
Loss for the financial year	–	–	–	(328)
Premium on new share capital issued (net of issue expenses)	425	–	–	–
Unvested restricted shares (UITF 17)	–	–	–	3
Goodwill written back on disposals and closures	–	–	271	–
Actuarial gain recognised on pension schemes, net of deferred tax	–	–	–	169
Exchange on goodwill	–	–	191	(191)
Exchange adjustments	–	–	–	79
At end of year	**440**	**83**	**2,509**	**(4,398)**

Exchange movements include a transfer of £191 million from the profit and loss account to the capital reserve due to the retranslation of goodwill denominated in the local currencies of acquisitions made.

The credit of £3 million (2003: £nil) for unvested restricted shares relates to amounts charged to the profit and loss account under UITF 17 and credited to reserves.

The goodwill written back on disposals and closures of £271 million is the goodwill attributable to disposals and closures made during the year, which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998, and which remains in reserves, is £1,878 million (2003: £2,340 million) which has been charged to the capital reserve.

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At beginning of year	15	83	927	108
Loss for the financial year	–	–	–	(77)
Premium on new share capital issued (net of issue expenses)	425	–	–	–
At end of year	**440**	**83**	**927**	**31**

During the year, 2,187,363,013 ordinary shares of 1p each, with an aggregate nominal value of £22 million, were issued and fully paid for cash of £470 million. Issue costs of £23 million were incurred.

The directors consider that £1,373 million of the profit and loss account of Invensys plc is non-distributable, as it arises from the profit on transfer of Group companies to other Group companies where there was no qualifying consideration.

The profit and loss account at 31 March 2004 is analysed as follows:

	Group 2004 £m	Group 2003 (restated) £m	Company 2004 £m	Company 2003 £m
Profit and loss account excluding pension liability	(3,682)	(3,245)	31	108
Pension reserve	(716)	(885)	–	–
Profit and loss account	**(4,398)**	(4,130)	**31**	108

24 Minority interests

	2004 £m	2003 £m
Equity interests: minorities' share of net assets of subsidiaries	163	184
Non-equity interests	2	2
	165	186

25 Commitments

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £7 million (2003: £38 million).

Operating leases

As at 31 March 2004, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2004 £m	Other 2004 £m	Total 2004 £m	Land and buildings 2003 £m	Other 2003 £m	Total 2003 £m
Group						
Leases expiring:						
Within one year	8	4	12	10	8	18
Between two and five years	20	13	33	24	21	45
More than five years	22	–	22	38	1	39
	50	17	67	72	30	102

The Company has no operating lease obligations.

26 Contingent liabilities and legal proceedings

Group

The Group has contingent liabilities arising in the ordinary course of business and from past disposals from which it is anticipated that the likelihood of any material liabilities arising is remote.

Neither Invensys nor any other member of the Group is engaged in, nor (so far as the directors are aware) has pending, or threatened by, or against it any legal or arbitration proceedings which may have a significant effect on the financial position of the Group.

Company

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £737 million (2003: £242 million).

27 Cash flow statement

	2004 £m	2003 (restated) £m
Reconciliation of operating loss before interest and tax to net cash (outflow)/inflow from operating activities		
Total operating loss	(97)	(541)
Depreciation charge	110	159
Provision for impairment charged to operating loss	73	585
Amortisation of goodwill	53	122
Cash costs of closures	(3)	(14)
Decrease in stocks	10	4
(Increase)/decrease in debtors	(179)	90
Decrease in creditors and provisions	(43)	(199)
Movement in pensions	(131)	4
Net cash (outflow)/inflow from operating activities	**(207)**	210

Analysis of cash flows for headings netted in the cash flow statement

	2004 £m	2003 (restated) £m
Returns on investments and servicing of finance		
Interest received	13	19
Interest paid	(132)	(131)
Interest element of finance lease rental payments	–	(1)
Dividends paid to minority interests	(2)	(2)
Net cash outflow for returns on investments and servicing of finance	**(121)**	(115)
Taxation		
UK corporation tax paid	(9)	(5)
Overseas tax paid	(64)	(57)
Net cash outflow for tax paid	**(73)**	(62)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(126)	(139)
Sale of tangible fixed assets	4	36
Sale of trade investments	7	27
Net cash outflow for capital expenditure and financial investment	**(115)**	(76)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(2)	–
Sale of subsidiary undertakings*	497	1,512
Net cash disposed of on sale of subsidiary undertakings	(10)	(19)
Sale of associated undertakings	2	2
Purchase of minority interests	(1)	(49)
Net cash inflow for acquisitions and disposals	**486**	1,446
Management of liquid resources**		
Short-term deposits (made)/withdrawn	(43)	69
Net cash (outflow)/inflow from management of liquid resources	**(43)**	69

*In 2004, the disposal proceeds received comprised cash of £574 million less £77 million of other directly related cash costs (including advisor and professional fees). Of the £574 million proceeds, £54 million represents settlement of a loan note relating to the sale of Energy Storage in 2002.

**Liquid resources are current asset investments which are readily convertible into cash or traded in an active market and may be disposed of without disrupting the running of the business.

27 Cash flow statement continued

	2004 £m	2003 £m
Financing		
Issue of ordinary share capital	470	–
Share issue expenses	(22)	–
Cash inflow from issue of ordinary shares	**448**	–
Debt due within one year:		
Increase in short-term borrowings	231	2,208
Repayment of short-term borrowings	(322)	(3,081)
Debt due beyond one year:		
Increase in long-term borrowings	1,215	41
Repayment of long-term borrowings	(1,288)	(578)
Capital element of finance lease rental payments	(1)	(7)
	(165)	(1,417)
Net cash inflow/(outflow) from financing	283	(1,417)

Analysis of changes to net debt

	At 1 April 2003 £m	Cash flow £m	Other movements* £m	Exchange movement £m	At 31 March 2004 £m
Cash at bank and in hand	244	190	–	(25)	409
Overdrafts	(24)	20	–	–	(4)
		210			
Debt due within one year	(110)	91	(40)	6	(53)
Debt due after one year	(1,783)	73	15	203	(1,492)
Finance leases	(4)	1	–	–	(3)
		165			
Short-term deposits	121	**43**	–	(7)	157
Total	**(1,556)**	**418**	**(25)**	**177**	**(986)**
Cash at bank and in hand	244				409
Short-term deposits	121				157
Cash and short-term deposits	**365**				**566**

*Other movements includes reclassification between debt due within one year and debt due after one year and a transfer of £25 million of facility fees to prepayments in respect of the Group's refinancing.

Reconciliation of net cash (outflow)/inflow from operating activities to free cash flow, excluding legacy payments

	2004 £m	2003 (restated) £m
Net cash (outflow)/inflow from operating activities	(207)	210
Add back:		
Costs of closures	3	14
Disposal working capital	29	114
Deduct:		
Net interest paid	(119)	(113)
Capital expenditure and financial investment	(115)	(76)
Taxation	(73)	(62)
Free cash flow including legacy payments	(482)	87
Add back legacy payments	442	–
Free cash flow excluding legacy payments	(40)	87

Restricted cash and short-term deposits
The refinancing provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are to be held in an escrow account. At 31 March 2004, the balance in this account was £2 million although further funds remain to be drawn down. In addition, £204 million (2003: £38 million) of cash and short-term deposits is cash collateral held for a variety of reasons in the ordinary course of business to provide security to third parties.

28 Financial risk management

Disclosures on financial risk management, treasury policies and use of derivatives are also included in the Financial review within the Management discussion & analysis section.

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2004 is £8 million (2003: £22 million).

The fair value of financial instruments at 31 March was:

	Book value 2004 £m	Fair value 2004 £m	Book value 2003 £m	Fair value 2003 £m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	(58)	(58)	(136)	(136)
Long-term borrowings	(1,494)	(1,503)	(1,785)	(1,667)
Cash and short-term deposits	566	566	365	365
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	–	16	–	(21)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	–	5	–	2
Other financial assets/(liabilities)				
Fixed asset investments	16	16	30	30
Other assets	3	3	65	65
Other creditors	–	–	(3)	(3)
Provisions	(50)	(50)	–	–

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities as the likelihood of any material liability arising from them is considered remote.

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2004				*Financial liabilities 2004*				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/(liabilities) 2004 £m
Sterling	–	218	17	235	–	(96)	(19)	(115)	120
Euro	1	239	20	260	(336)	(106)	(12)	(454)	(194)
United States dollar	–	215	5	220	(636)	(560)	(16)	(1,212)	(992)
Australian dollar	–	40	–	40	–	(2)	(2)	(4)	36
Japanese yen	–	78	9	87	(18)	(112)	–	(130)	(43)
Other	1	96	1	98	(4)	(37)	(1)	(42)	56
	2	886	52	940	(994)	(913)	(50)	(1,957)	(1,017)
Of which:									
Cash and short-term deposits				566				–	566
Gross borrowings				–				(1,552)	(1,552)
Derivative financial instruments				355				(355)	–
Trade investments				16				–	16
Other financial assets				3				–	3
Other financial liabilities				–				(50)	(50)
				940				(1,957)	(1,017)

28 Financial risk management continued

(ii) Interest rate exposure of financial assets and liabilities continued

	Financial assets 2003				Financial liabilities 2003				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/ (liabilities) 2003 £m
Sterling	–	19	14	33	(1)	(98)	–	(99)	(66)
Euro	–	70	12	82	(348)	(110)	(1)	(459)	(377)
United States dollar	58	207	12	277	(635)	(319)	–	(954)	(677)
Australian dollar	–	21	–	21	–	(42)	–	(42)	(21)
Japanese yen	–	85	10	95	(10)	(414)	(1)	(425)	(330)
Other	5	75	3	83	(3)	(72)	(1)	(76)	7
	63	477	51	591	(997)	(1,055)	(3)	(2,055)	(1,464)
Of which:									
Cash and short-term deposits				365				–	365
Gross borrowings				–				(1,921)	(1,921)
Derivative financial instruments				131				(131)	–
Trade investments				30				–	30
Other financial assets				65				–	65
Other financial liabilities				–				(3)	(3)
				591				(2,055)	(1,464)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2004, fixed asset trade investments of £16 million (2003: £30 million) were held on a long-term basis. Cash and short-term deposits include deposits on money markets at daily and monthly rates.

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2004 £m	Liabilities 2004 £m	Net 2004 £m	Assets 2003 £m	Liabilities 2003 £m	Net 2003 £m
Sterling	129	–	129	–	(70)	(70)
Euro	187	–	187	–	(8)	(8)
United States dollar	–	(189)	(189)	108	–	108
Australian dollar	15	–	15	17	–	17
Japanese yen	–	(105)	(105)	–	(53)	(53)
Other	11	(48)	(37)	6	–	6
	342	(342)	–	131	(131)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2004	Weighted average years to maturity of fixed rate assets 2004	Weighted average interest rate (%) of fixed rate liabilities 2004	Weighted average years to maturity of fixed rate liabilities 2004	Weighted average interest rate (%) of fixed rate assets 2003	Weighted average years to maturity of fixed rate assets 2003	Weighted average interest rate (%) of fixed rate liabilities 2003	Weighted average years to maturity of fixed rate liabilities 2003
Sterling	–	–	4.8	1.0	–	–	–	–
Euro	2.7	0.1	10.3	6.4	3.5	–	5.5	2.0
United States dollar	2.9	0.2	7.9	5.2	2.9	6.7	5.9	3.9
Australian dollar	–	–	–	–	3.8	0.1	–	–
Japanese yen	–	–	0.6	2.3	–	–	1.1	1.4
Other	2.6	0.3	7.6	0.5	2.5	0.2	8.5	0.4
Weighted average	2.7	0.2	8.6	5.5	2.9	6.1	5.7	3.2

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

(iii) Currency exposure of financial assets and liabilities
The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2004 £m	Euro 2004 £m	US dollar 2004 £m	Australian dollar 2004 £m	Japanese yen 2004 £m	Other 2004 £m	Total 2004 £m
Sterling	–	(6)	(4)	–	1	2	(7)
Euro	(11)	–	3	–	(2)	–	(10)
United States dollar	(1)	–	–	–	(3)	(22)	(26)
Australian dollar	(20)	(1)	7	–	–	5	(9)
Japanese yen	–	–	2	–	–	3	5
Other	(2)	5	5	(1)	(1)	(8)	(2)
	(34)	(2)	13	(1)	(5)	(20)	(49)

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2003 £m	Euro 2003 £m	US dollar 2003 £m	Australian dollar 2003 £m	Japanese yen 2003 £m	Other 2003 £m	Total 2003 £m
Sterling	–	(20)	(29)	(1)	2	1	(47)
Euro	(5)	–	32	–	1	(4)	24
United States dollar	(5)	(1)	–	–	–	(22)	(28)
Australian dollar	(10)	(1)	(12)	–	–	1	(22)
Japanese yen	–	–	8	–	–	7	15
Other	(5)	1	(27)	(2)	–	4	(29)
	(25)	(21)	(28)	(3)	3	(13)	(87)

(iv) Hedges

Unrecognised gains and losses on hedges:

	Gains 2004 £m	Losses 2004 £m	Total (losses)/gains 2004 £m	Gains 2003 £m	Losses 2003 £m	Total (losses)/gains 2003 £m
At beginning of year	2	(21)	(19)	4	(5)	(1)
Arising in previous years that were recognised in the year	–	21	21	–	7	7
Arising before beginning of year that were not recognised in the year	2	–	2	4	2	6
Arising in the year that were not recognised in the year	24	(7)	17	(2)	(23)	(25)
At end of year	26	(7)	19	2	(21)	(19)
Expected to be recognised:						
In one year or less	25	(7)	18	–	(6)	(6)
In later years	1	–	1	2	(15)	(13)
	26	(7)	19	2	(21)	(19)

The instruments used for hedging Group exposure to movements in interest rates and exchange rates are detailed in the Financial review within the Management discussion & analysis section. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
In one year or less, or on demand	58	136	399	134	457	270
In more than one year but not more than two years	7	314	6	–	13	314
In more than two years but not more than five years	284	1,340	–	–	284	1,340
In more than five years	1,203	131	–	–	1,203	131
	1,552	1,921	405	134	1,957	2,055

As at 31 March 2004, the Group had £2,520 million of bank and other facilities to meet the maturity of these financial liabilities as they fall due (see note 19).

29 Post balance sheet events

On 27 April 2004, Invensys announced that it had signed an agreement to sell its Powerware business to Eaton Corporation for a gross cash consideration of US$560 million.

On 19 May 2004, Invensys announced that it had signed an agreement to sell its Hansen Transmissions business to Allianz Capital Partners GmbH for a gross cash consideration of €132 million.

Principal subsidiaries as at 31 March 2004

As permitted by section 231(5) of the Companies Act 1985, only principal subsidiary undertakings and their country of incorporation are shown. A complete list of all subsidiary undertakings is filed with the Company's annual return.

Holding companies

Invensys Australia Limited	Australia
Invensys Holdings Limited	England & Wales
Invensys Inc	USA
Invensys International Holdings Limited	England & Wales
Invensys Luxembourg Sàrl	Luxembourg

Process Systems

Foxboro Australia Pty Limited	Australia
Foxboro Eckardt Planung und Montage GmbH	Germany
IMServ Europe Limited	England & Wales
Invensys Iberica SA	Spain
Invensys Middle East FZE*	United Arab Emirates
Invensys Software Systems (S) Pte Limited	Singapore
Invensys Systems (UK) Limited	England & Wales
Invensys Systems Canada Inc	Canada
Invensys Systems France SA	France
Invensys Systems GmbH	Germany
Invensys Systems Inc	USA
Invensys Systems Japan Inc**	Japan
Invensys Systems Italia SpA	Italy
Invensys Systems Mexico SA	Mexico
Shanghai Foxboro Co Limited (51% owned)	China

Eurotherm

Eurotherm Controls Inc	USA
Eurotherm Holdings Limited	England & Wales
Eurotherm Limited	England & Wales

APV

APV Deutschland GmbH	Germany
APV France SA	France
APV North America Inc	USA
APV Rosista GmbH	Germany
APV UK Limited	England & Wales
Invensys APV A/S	Denmark

Rail Systems

Burco Utility and Railroad Supply Corp	USA
Dimetronic SA	Spain
Safetran Canada Inc	USA
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Limited	England & Wales

Climate Controls

Eberle Controls GmbH	Germany
Eliwell & Controlli Srl	Italy
Invensys Building Systems Inc	USA
Invensys Controls UK Limited	England & Wales
Ranco Japan Limited (71% owned)	Japan
Ranco Management Corp	USA
Ranco North America LP***	USA
Robertshaw Controls Company	USA
Satchwell Control Systems Limited	England & Wales
Maple Chase Company	USA

Appliance Controls

Invensys Appliance Controls Ltda	Brazil
Invensys Appliance Controls SA	France
Invensys Controls Italy Srl	Italy
Siebe Appliance Controls GmbH	Germany

Powerware

Invensys Energy Systems Pty Limited	Australia
Invensys Powerware Limited	England & Wales
Powerware Corporation	USA
Powerware GmbH	Germany
Powerware Oy	Finland
Saturnia Sistemas de Energia Ltda	Brazil

LHB

Coutant-Lambda Limited	England & Wales
Densei-Lambda KK (58.2% owned)	Japan
Lambda Americas Inc	USA
Lambda Holdings Inc	USA
Nemic-Lambda (Malaysia) Sdn Bhd	Malaysia
SA Hansen Transmissions-International NV	Belgium
Wuxi Nemic-Lambda Electronics Co Limited	China

All subsidiaries are 100% owned unless stated otherwise.
* Company also contains APV and Climate Controls businesses.
** Company also contains APV business.
*** Limited partnership: principal place of business 8161 US RT 42 North, Plain City, Ohio 43064, USA.

Financial summary

	2004 £m	2003 (restated) £m	2002 (restated) £m	2001 (restated) £m	2000 (restated) £m
Profit and loss account					
Turnover					
Continuing operations	3,585	3,656	3,975	4,414	3,992
Discontinued operations	306	1,362	2,997	3,449	5,042
	3,891	5,018	6,972	7,863	9,034
Operating profit before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	204	154	276	459	581
Discontinued operations	13	131	273	475	567
	217	285	549	934	1,148
Operating exceptional items	(236)	(119)	(299)	(292)	(276)
Goodwill amortisation	(53)	(122)	(124)	(98)	(38)
Goodwill impairment	(25)	(585)	–	–	–
Share of operating profits/(losses) of associated undertakings	–	–	2	(5)	–
Total operating (loss)/profit					
Continuing operations	(92)	(7)	(8)	239	363
Discontinued operations	(5)	(534)	136	300	471
	(97)	(541)	128	539	834
Corporate exceptional items	(136)	(705)	(816)	(162)	(661)
(Loss)/profit before interest and taxation	(233)	(1,246)	(688)	377	173
Net interest payable	(112)	(113)	(170)	(227)	(162)
Other finance (charges)/income – FRS 17	(23)	30	–	–	–
(Loss)/profit before taxation	(368)	(1,329)	(858)	150	11
Tax credit/(charge)	35	(57)	(9)	(74)	(296)
(Loss)/profit after taxation	(333)	(1,386)	(867)	76	(285)
Minority interests	5	6	(2)	(6)	(6)
(Loss)/profit for the financial year	(328)	(1,380)	(869)	70	(291)
Dividends	–	(35)	(70)	(268)	(275)
Retained loss for the financial year	**(328)**	(1,415)	(939)	(198)	(566)
Balance sheet					
Intangible fixed assets – goodwill	478	746	1,512	1,635	780
Tangible fixed assets and investments	677	914	1,588	2,170	2,242
Current assets	2,043	2,052	3,348	4,223	4,109
Total assets	3,198	3,712	6,448	8,028	7,131
Long-term borrowings	(1,494)	(1,785)	(2,456)	(1,568)	(716)
Creditors	(1,146)	(1,644)	(2,939)	(4,707)	(4,563)
Provisions	(256)	(322)	(686)	(827)	(859)
Pension liability	(606)	(885)	–	–	–
Net (liabilities)/assets	**(304)**	(924)	367	926	993
Shareholders' (deficit)/funds	(469)	(1,110)	121	665	761
Minority interests	165	186	246	261	232
	(304)	(924)	367	926	993

Note
2004 and 2003 figures above have been presented after adjustment for the adoption of FRS 17. It is not practicable to restate the comparative years 2000 to 2002. Net assets have been adjusted for the impact of the Application Note G to FRS 5, there being no material impact on the profit and loss account for the five year period.

	2004 £m	2003 (restated) £m	2002 £m	2001 £m	2000 £m
Summary cash flow					
Operating profit*	217	285	550	934	1,148
Depreciation	110	159	260	265	355
FRS 17 pension cost	52	45	–	–	–
Working capital movement	(269)	(15)	8	(462)	(141)
Acquisition provision, restructuring, transition and financing cost cash spend	(102)	(95)	(212)	(390)	(305)
Net capital expenditure	(115)	(76)	(130)	(243)	(396)
Pension contributions	(183)	(41)	–	–	–
Operating cash flow	(290)	262	476	104	661
Net interest paid	(119)	(113)	(167)	(210)	(175)
Taxation paid	(73)	(62)	(43)	(135)	(60)
Free cash flow**	(482)	87	266	(241)	426
Dividends paid	(2)	(73)	(220)	(276)	(330)
Net cash inflow/(outflow) from disposals, closure costs, fundamental reorganisation costs and acquisitions	454	1,333	141	(379)	745
Merger transaction costs	–	–	–	–	(17)
Share issues	448	–	–	4	10
Return of capital	–	–	–	–	(1,000)
Transfer of facility costs to prepayments	(25)	–	–	–	–
Currency movement	177	113	15	(194)	10
Movement in net debt	570	1,460	202	(1,086)	(156)
Opening net debt	(1,556)	(3,016)	(3,218)	(2,132)	(1,976)
Closing net debt	**(986)**	(1,556)	(3,016)	(3,218)	(2,132)

*Operating profit includes cash dividends received from associated undertakings of £nil (2003: £nil, 2002: £1 million, 2001: £nil, 2000: £nil).
**Free cash flow for 2004 includes an outflow of £442 million relating to legacy payments as follows:

Legacy payment	***£m***	***Included in line above***
Wind down of discounting facilities	(192)	Working capital movement
Litigation settlements	(24)	Working capital movement
Transition costs	(46)	Acquisition provision, restructuring, transition and financing cost cash spend
Legacy pension contributions	(131)	Pension contributions
Legacy tax paid	(49)	Taxation paid
	(442)	
Free cash flow including legacy payments	(482)	
Free cash flow excluding legacy payments	**(40)**	

Notes
The table above summarises the Group's free cash flow and movement in net debt and is based on the consolidated cash flow statement included in the accounts.

2004 and 2003 figures above have been presented to show FRS 17 pension costs and contributions. For years 2000 to 2002, movements in pensions have been included within the working capital movement.

	2004	2003 (restated)	2002 (restated)	2001 (restated)	2000 (restated)
Other key data					
(Loss)/earnings per share (basic) (pence)	(9.0)	(39.4)	(24.8)	2.0	(7.8)
Earnings per share (total Group, before exceptional items, goodwill amortisation and goodwill impairment) (pence)	1.2	2.6	2.8	6.9	9.1
Diluted (loss)/earnings per share (pence)	(9.0)	(39.4)	(24.8)	2.0	(7.8)
Dividends per share (pence)	–	1.0	2.0	7.7	7.7
Interest cover (times)***	2.9	3.9	4.8	5.3	9.3
Gearing (based on net assets with previously written off goodwill, added back) (%)****	63	110	74	63	42
Free cash flow/sales (%)	(12.4)	1.7	3.8	(3.1)	4.7
Gross capital expenditure/sales (continuing operations) (%)	3.2	2.9	2.6	2.9	3.2
Trade working capital/sales (continuing operations) (%)	18	14	17	22	20
Number of employees at year end (number)	39,618	48,867	73,005	89,922	96,260
Share price – high (pence)	36	122	153	311	356
Share price – low (pence)	10	10	33	116	240
Share price – at year end (pence)	20	11	124	134	279
Number of ordinary shares in issue at year end (million)	5,687	3,500	3,500	3,500	3,498

***Based on EBITDA (pre-exceptionals).
****2004 and 2003 figures above have been presented after adjustment for the adoption of FRS 17 and therefore net assets include the FRS 17 pension liability. It has not been practicable to restate the comparative years 2000 to 2002.

Shareholder information

Registrars
For all enquiries about the registration of your shares and changes of name and address, please contact:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure available from Lloyds TSB Registrars.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at www.adr.db.com.

Sharegift
Shareholders with very small holdings of shares who do not wish to sell because the sale commission applied would be disproportionate to the sale price may consider donating them to charity. The Orr Mackintosh Foundation operates a charity share donation scheme. Sharegift can be contacted at 24 Grosvenor Gardens, London SW1W 0DH, by telephone on +44 (0)20 7337 0501, or on-line at www.sharegift.org. Donation forms are also available via Lloyds TSB Registrars.

Unsolicited mail
The Company is obliged by law to make its share register publicly available and as a result some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail you can contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT, by telephone on +44 (0)20 7291 3310, or register on-line at www.mpsonline.org.uk. This service is operated by an independent organisation and is free to members of the public.

Financial calendar

Financial year end 2003/04	31 March 2004
Results 2003/04 announced	20 May 2004
Annual General Meeting	21 July 2004
First quarter results	August 2004
Interim results 2004/05	November 2004
Third quarter results	February 2005

Final dates and any changes will be announced and notified as appropriate.

Taxation
The following is a general guide based on our current understanding of the likely tax treatment in the UK of the share capital subdivision and Placing and open offer announced on 5 February 2004. This is subject to Inland Revenue determination in all cases and shareholders in any doubt as to their tax position should seek specific advice from their financial advisers or local tax office before taking any action. For the purposes of UK taxation of chargeable gains, the subdivision of capital is likely to be treated by the Inland Revenue as a reorganisation of the Company's share capital and shareholders should not be treated as making any disposal of their existing shares. The Deferred Shares due to be cancelled in accordance with their terms of issue should be treated as having nil value. New ordinary shares subscribed for under the open offer by an existing shareholder and allocated pro rata to their existing shareholding should be treated as the same asset as the holding of new ordinary shares, received under the share capital subdivision and as having been acquired at the same time. The base cost of the existing shareholding will be treated as increased by the amount paid for the open offer shares. For other shareholdings acquired under the open offer, shareholders will be treated as making a new acquisition. Further historical information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company.

Dividend
No dividend was paid during the financial year 2003/04 and the Board has not recommended the payment of any final dividend.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Registered office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
Registered in England and Wales number 166023

For latest investor information and news visit our website at www.invensys.com.

Designed and produced by Fishburn Hedges
www.fishburn-hedges.com

Invensys®








Innovative technologies and services to improve customers' productivity, performance and profitability

Summary financial statement 2004

Contents



12

12 Rail Systems designs, manufactures, supplies, installs and maintains rail signalling and control systems.

09 Process Systems provides products, services and solutions to help automate and optimise plant operations throughout industry.



09



14

14 Appliance Controls provides an extensive line of electronic and electro-mechanical control solutions used in appliances such as ovens, washing machines and refrigerators.



10

10 Eurotherm supplies control, data and measurement equipment solutions and services to manage specific parameters of the manufacturing process, such as temperature or pressure.



13

13 Climate Controls provides components, systems and services used to control the comfort and safety of residential and commercial environments.



11

11 APV supplies process equipment and automation solutions to the food, beverage, dairy, brewery and personal care industries.

Overview of the year

"After a challenging year, Invensys has emerged as a stronger Group."

Martin Jay, Chairman

- £2.7 billion refinancing successfully completed
- Net debt reduced from £1,556 million to £986 million
- Customer confidence returning
- Corporate costs reduced by 44%
- Business performance stabilised

Chairman's statement

Our Group has, potentially, a much brighter future: our focus now must be to build on this new stability to ensure that each business continues to show steady improvement.



Martin Jay, Chairman

Dear Shareholder,

The past 12 months have been dominated by change. Even as recently as January this year, Invensys faced an uncertain future; but what a difference a few months and a lot of hard work have made in stabilising the Group.

The £2.7 billion refinancing announced in February 2004 was successfully completed in March. Net of issuance costs, the refinancing comprised £447 million of new equity and £587 million from the issue of euro and US dollar denominated senior notes, due in 2011. In addition, £1.65 billion of new credit facilities were made available to the Group, the majority of which will not mature until 2009 and of which £899 million remained undrawn at the year end.

The refinancing provides Invensys with sufficient flexibility to develop its businesses over the long term.

Whilst imposing certain financial covenants, the refinancing provides Invensys with sufficient flexibility to develop its businesses over the long term and enabled the Group to allocate funds to deal with its legacy liabilities.

Our key markets are no longer in decline. We are successfully managing down legacy liabilities. Our Group has, potentially, a much brighter future: our focus now must be to build on this new stability to ensure that each business continues to show steady improvement. Rick Haythornthwaite will provide more detail on our structure and individual businesses in his Chief Executive's review.

Results summary

Group sales were down 22% at £3,891 million (2003: £5,018 million), mainly due to the sale of non-core businesses that last year had sales of £1,362 million (current year £306 million). Similarly, these disposals meant that Group operating profit (defined in all cases as before exceptional items, goodwill amortisation and goodwill impairment) fell by 24% to £217 million (2003: £285 million). Operating profit for continuing businesses rose 32% to £204 million. Corporate and operating exceptional items – including restructuring, transition and refinancing costs of £188 million, goodwill amortisation and impairments of £78 million, fixed asset impairment of £48 million and a loss on disposal of operations of £96 million – have resulted in the Group recording a loss of £328 million for the year (2003: loss of £1,380 million). Basic loss per share was 9.0p (2003: loss of 39.4p). The underlying earnings per share were 1.2p (2003: 2.6p). Free cash flow excluding legacy payments was an outflow of £40 million and net debt at the year end was down to £986 million (2003: £1,556 million).

The Board is recommending that no dividend be paid for the year (2003: 1.0p).

Your Board believes that the refinancing will prove to be a defining point for our Group and one which will set us on a course for a more certain path to profitable growth.

Corporate social responsibility

Invensys aims to increase the efficiency and safety of our customers' businesses. We also seek actively to manage our own environmental, health and safety issues, and to do this we benchmark our performance using the annual Business in the Environment Index of Corporate Environmental Engagement. This year, Invensys was rated 71st from 177 responses, with our average score reduced by 8% to 85%. This reduction mainly reflects the impact of the organisational changes during the year; we will be addressing any areas that were shown to have deteriorated.

Invensys also repeated its participation in the Business in the Community Corporate Responsibility Index in 2004, improving our score from 71% to 76%. Further information on these and other corporate responsibility issues can be found on the Invensys website (www.invensys.com).

Board

Following the Annual General Meeting in July 2003, I took over as Chairman from Lord Marshall, who had held the role since the formation of Invensys in 1999. On behalf of the Board, I would like to thank Lord Marshall for his commitment in what was a very difficult period for the Group.

In December 2003, Rolf Börjesson stepped down from his position as non-executive director. I would like to thank Rolf for his contribution to Invensys over the last five years. His experience and knowledge have added considerably to the strength of the Board and we wish him well for the future. Jean-Claude Guez has replaced Rolf as Chairman of the Remuneration Committee.

I would also like to welcome Ulf Henriksson, who joins Invensys in May as Chief Operating Officer (COO) from Eaton Corporation's Hydraulic Division. At the time of the refinancing, we undertook to recruit a COO to help ensure delivery of our planned performance improvements. Ulf brings with him extensive turnaround experience of our industry from his time at Eaton Corporation and Honeywell Inc. More information can be found in the Board of directors section: it will be proposed to shareholders that Ulf join the Board at the Annual General Meeting in July 2004.

Employees, customers and investors

I thank all our employees for their continued perseverance, professionalism and hard work in a difficult year, and our customers, suppliers and business partners for supporting Invensys. I would also like to thank you, our investors, for keeping faith through financial and organisational issues, and in the face of considerable doubt and speculation. Your Board believes that the refinancing will prove to be a defining point for our Group and one which will set us on a course for a more certain path to profitable growth.

Outlook

After a challenging year, Invensys has emerged as a stronger Group. It is financially more stable and its liabilities are reducing. Whilst there are signs of rising customer confidence, our assumptions for market conditions remain conservative, due to political and economic uncertainty. Our full focus is on driving operating performance to achieve steady progress and margin improvement.



Martin Jay, Chairman
19 May 2004

Chief Executive's review
This has been a tough year for Invensys, but we have strengthened the Group's financial position and delivered full-year results in line with expectations.



Rick Haythornthwaite, Chief Executive

This has been a tough year for Invensys, but we have strengthened the Group's financial position and delivered full-year results in line with expectations.

Although our key markets are showing some encouraging signs and customer confidence is rebuilding, we are taking a conservative view of the general economic outlook. It is important that we make steady and sustainable progress in our operating performance and this is a process that will take some time yet. We are reinforcing our presence in key markets and sectors, critical technology gaps have been filled and our quality and delivery have been improved.

However, until we announced the refinancing in February, the industry 'noise' about our financial position was having an increasing impact on customer confidence, to the point that orders were being delayed until we could prove that we would be around for the long term.

Following the refinancing, these issues have been removed. Our customers see an Invensys with the financial resources to sustain the development of its technologies and services. Orders that had been delayed are now coming through. The refinancing has enabled us to retain Climate Controls and Appliance Controls within the Group and begin to invest in their growth. At the same time, it has also provided us with the flexibility to continue with our plans to sell Powerware, Lambda, Hansen and Baker at our own pace. After the year end, we announced our successful disposal of Powerware to Eaton Corporation for US$560 million and Hansen to Allianz Capital Partners GmbH for €132 million.

In addition, for the first time since I became Chief Executive of the Group, there are early signs of recovery in our key markets.

Financial performance
More importantly, our financial performance for the year was in line with expectations. The businesses that we are retaining – Process Systems, Eurotherm, APV, Rail Systems, Climate Controls and Appliance Controls – together reported a solid performance for the year to 31 March 2004. On sales that were flat at constant exchange rates (CER), they achieved an operating profit of £191 million after corporate costs. Net debt was further reduced to £986 million and corporate costs were significantly lowered in line with our plans.

Process Systems
In what was a year of stabilisation, whilst continuing to address operational issues within its business, Process Systems maintained sales at last year's levels. Given that customers installing our plant systems expect them typically to last for 15 to 20 years, a supplier's financial security is essential; concerns about our future had clearly started to have a negative impact on Process Systems' orders by the second half of the year. Following the refinancing, the business experienced a significant pick-up in orders, enabling it to participate in the first signs of a market recovery. At the same time, greater stability has allowed the management to launch a 70-week programme designed to further streamline the organisation, its processes and cost base, improving the reliability and quality of financial performance within the business and increasing its focus on specific customer segments. The programme is on track to deliver its first benefits in the second half of the year, with a longer-term goal of bringing business margins in line with its best-in-class peers.

Eurotherm
Eurotherm is a well-run business that again delivered a solid performance although the operating margin fell due to an increase in sales from Asia Pacific, where profit margins are generally lower than those in more developed markets. Although there are signs of a pick-up in North America, growth rates in Asia Pacific are likely to remain stronger, and management is starting to examine opportunities for lower-cost sourcing to enhance profitability in the region.

APV
APV has similarly made inroads into fixing the problems of the past, but as these results show, still has some way to go to achieve its potential. Underlying progress was masked by the impact during the second half of the year of resolving historic accounting issues in Japan and of additional project costs identified as the result of improved management systems. Despite these mixed results, the prospect of stable, higher margins and good growth is realistic.

Now we must prove that we can deliver steady and sustainable progress in our operating performance.

Rail Systems

Rail Systems had a strong year, achieving growth in sales and an increase in operating profit. This continues to be a very attractive business in what are national rather than global markets; Rail Systems is number one in the UK and Spain and number two in the US. As such, order flow on large-scale projects is subject to short-term variations. Results in the forthcoming year, for instance, will be influenced by the speed of Network Rail's restructuring in the UK, and the release of approved budgets for the work required, and by the timing of the passage of the US Transportation Bill. Margins are also expected to be slightly lower as a result of carrying higher bonding costs and insurance charges. Overall, however, fundamental prospects remain robust.

Climate Controls

Climate Controls' sales fell mainly as a result of the disposal of low-margin contracting businesses in North America. In contrast, operating profit was maintained, reflecting a significant rise in margins. The exit from low-margin contracting businesses will continue in 2004/05 and will enable Climate Controls to focus on specific opportunities, notably in heating – where the possibility of strong growth and higher margins in China has been identified – and commercial refrigeration, where new product launches will help to stimulate growth. Following the rigours of the disposal programme, Climate Controls is now a more tightly focused and better-managed business capable of both margin improvement and growth in selected markets.

Appliance Controls

Appliance Controls displayed its resilience in difficult and competitive conditions. Despite pricing pressures in its customers' own markets and weak demand in the first quarter, Appliance Controls continued to engineer further cost out of its products and maintain a healthy, though reduced, margin. The disruption to customer confidence from the process to dispose of the business prior to the refinancing has now been removed by our decision to retain Appliance Controls. Also, the upturn in orders in the final quarter of 2003/04 is expected to underpin progress in 2004/05, reinforced by an increasing emphasis on sourcing and trading in the growing Chinese market.

Powerware and LHB

Powerware's sales were down but operating profit remained level. The reduction in sales was due primarily to the uncertainty surrounding the disposal process and its impact on customer confidence.

Powerware's sale to Eaton Corporation for US$560 million was announced on 27 April 2004.

Combined sales for Lambda, Hansen and Baker (LHB) were consistent with last year. The operating loss for the year was significantly lower, as Lambda's market showed signs of recovery over the year, particularly in the second half in its key semiconductor and test equipment markets. Hansen's markets showed significant growth during the year, although operating profit was significantly lower than last year as the start-up of a new manufacturing site temporarily affected production output. Baker's sales overall were down, as demand for baked goods machinery in the US experienced a severe downturn in investment due to the impact on its customers of the fashion for low-carbohydrate diets.

The sale of Hansen to Allianz Capital Partners GmbH for €132 million was announced on 19 May 2004.

Looking ahead

In future, we will be reporting the Group's results on a quarterly basis. The transition will enable us to continue our commitment of transparency to investors, but it is important to remember that, with many of our businesses transacting large, project-based contracts, success will need to be calibrated by patterns over the medium term, rather than by quarterly variations.

In summary, the Group has weathered a particularly stormy passage, not only in the trading cycle but above all in its efforts to work through the legacy issues from its conglomerate past. Much basic repair work has been done to the businesses that today form a simpler and more stable Invensys.

The refinancing has increased our financial security, given renewed confidence to our customers and provided the necessary resources to develop our businesses to their full potential. Now we must prove that the pain of the last two years has been worth it, and that we can deliver steady and sustainable progress in our operating performance.

This remains a very demanding task, but I am confident that with the support of our new COO, Ulf Henriksson, our business can now deliver the promises we have made to our investors.

Rick Haythornthwaite, Chief Executive

Management discussion & analysis



Adrian Hennah, Chief Financial Officer and **Rick Haythornthwaite,** Chief Executive

Financial review

Accounting policies

The 2004 accounts of the Group have been prepared in accordance with all applicable accounting standards in the UK. New accounting standards adopted effective from 1 April 2003 are Financial Reporting Standard No 17: Retirement Benefits (FRS 17) and also an Amendment to Financial Reporting Standard No 5: Reporting the Substance of Transactions (FRS 5): Revenue recognition (Application Note G).

Following the adoption of FRS 17 from 1 April 2003, the prior year comparatives have been restated. Under FRS 17 the Group's results include a service cost charge to operating profit of £52 million (2003: £45 million) and other finance charges of £23 million (2003: income of £30 million). The difference between the market value of assets of the Group's pension and post-retirement defined benefit schemes and the present value of accrued benefits is reported in the balance sheet net of deferred tax. At 31 March 2004 the net liability was £606 million (2003: £885 million).

Following the publication of Application Note G to FRS 5 in November 2003, the Group reviewed its revenue recognition policies. It was concluded that in a small subsidiary the segmentation of certain contracts did not fully comply with the revised guidance and accordingly we have amended our accounting policy. The amendment to the policy did not have a material impact on the reported income in either the current or prior year, but a prior year adjustment of £23 million net of tax was recorded in the balance sheet.

Results overview

Trading within the principal businesses is considered within the relevant sections that follow. The revised segmental analysis follows the business groupings announced at the time of the refinancing in February 2004.

Discontinued operations, which principally comprise Metering, Baan and Teccor, reported sales of £306 million and operating profits of £13 million.

Operating exceptional items

Operating exceptional items reflect costs associated with the restructuring and refinancing of the Group and can be considered in four categories:

- Restructuring costs of £76 million principally relate to employee severance and represented 2% of Group sales (2003: 2%).

- Transition costs of £98 million incurred in reshaping the Group comprise a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £17 million for terminating certain Group-wide contracts and IT-related costs, £15 million of disposal costs related to the decision to retain the Climate Controls and Appliance Controls businesses, and £16 million of other items. All these costs, with the exception of the £15 million related to disposals, remain within earlier estimates.

- The total cost of the refinancing plan announced in February was £112 million. Of this, £59 million of fees are being amortised over the term of the borrowing and £23 million of share issue costs have been charged to the share premium account. The remaining £30 million have been charged to the profit and loss account, £14 million shown as refinancing costs within operating exceptional items and £16 million charged to interest.

- Fixed asset impairments of £48 million largely reflect the write-off of IT investments that are no longer appropriate in the context of the new Group structure and £11 million of asset impairments in the Climate Controls business.

Goodwill impairment and goodwill amortisation

In accordance with Financial Reporting Standard No 11: Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a charge of £25 million (2003: £585 million), mostly relating to two small businesses within Process Systems.

Amortisation of goodwill capitalised on the balance sheet fell from £122 million in 2003 to £53 million following the disposal of Baan.

Corporate exceptional items

Closures of operations, the sale of fixed assets and sale of non-core businesses have resulted in a total loss from corporate exceptional items of £136 million (2003: £705 million). The largest component of this is the loss on sale of businesses, generated from a gross consideration of £527 million, a profit on net assets of £286 million, settlement and curtailment credits under FRS 17 of £9 million and a write-off of associated goodwill of £391 million, of which £243 million had previously been eliminated against reserves on acquisition.

Interest charges

Interest for the year was £112 million (2003: £113 million). This amount included £42 million of non-recurring items relating to the refinancing.

Taxation

The tax credit for the year was £35 million, which comprises a charge for taxation on ordinary activities of £42 million, a prior year net tax credit of £65 million and a deferred tax credit of £12 million.

Earnings

The Group has recorded a loss of £328 million compared with a loss of £1,380 million last year, primarily reflecting the reduction in amounts incurred for goodwill impairment and loss on disposals (after goodwill). Basic loss per share was 9.0p (2003: loss of 39.4p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 1.2p (2003: 2.6p).

Cash flow and indebtedness

Total free cash flow, an outflow of £482 million (2003: inflow of £87 million) comprised payments totalling £442 million in respect of legacy liabilities and an operating free cash outflow of £40 million. This outflow included an adverse working capital movement of £53 million primarily due to a reduction in accounts payable, as a result of a management decision to normalise arrangements with suppliers. Net capital expenditure increased to £115 million (2003: £76 million), reflecting the £46 million investment in the Lommel factory for the Hansen business and reduced proceeds from the sale of fixed assets. There were also disbursements of £40 million associated with the refinancing, of which £34 million are included in net interest paid of £119 million.

The legacy payments included £131 million of pension payments, £192 million for winding down the Group's receivables discounting facilities, £46 million of transition costs, £24 million of litigation settlements and £49 million of legacy tax settlements.

Net disposal proceeds for the year were £499 million. This included proceeds from the sale of Metering (£373 million), Baan (£80 million) and Teccor (£27 million) as well as the repayment of a loan note related to the sale of Energy Storage in 2002 (£54 million), offset by cash costs of disposal of £77 million.

Net debt was reduced at year end to £986 million (31 March 2003: £1,556 million), after £177 million of currency gains and £448 million of proceeds from the issue of shares.

Since the year end, we have announced the disposals of both Powerware and Hansen, for gross considerations of US$560 million and €132 million respectively.

Asset management

Net operating assets in continuing operations reduced by £20 million during the year. Fixed asset additions of £123 million were less than the combined depreciation of £110 million and impairment of £48 million. The ratio of trade working capital to sales increased from 14% to 18% in continuing operations, due to the winding down of discounting facilities and normalisation of trade creditor arrangements.

Funding

The Group completed a comprehensive refinancing in March 2004 through:

- A placing and offer of new shares raising £470 million before issuance costs.
- The issue of senior notes by Invensys plc raising £616 million before issuance costs.
- The arrangement of credit facilities by Invensys International Holdings Ltd and BTR Dunlop Finance Inc comprising £1,230 million of cash advance facilities and £397 million of bonding facility, allowing the issue of bank guarantees or letters of credit or the finance or refinancing of cash collateral.

The refinancing allowed the repayment in full of bank facilities maturing in June 2004 and August 2005 and medium term notes maturing in March 2005. A tender was held to repay the medium term notes maturing March 2005 and all but £32 million were repaid.

These facilities provide the Group with adequate headroom for cash advances and bonding over the life of the facilities.

A feature of the credit facilities is that funding for legacy liabilities such as transition costs, litigation costs and pension contributions is made at the outset of the refinancing and invested, pending disbursement, in an escrow account.

The senior notes and credit facilities contain financial and non-financial covenants which include tests based on maximum leverage ratios, a minimum interest coverage ratio, a minimum debt service coverage ratio and a cap on annual levels of capital expenditure.

Uncommitted funding methods are restricted to a very few local arrangements and to those subsidiaries with significant minority shareholders.

Treasury policy

The Group's treasury policy seeks to ensure that:

- Adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses.
- Financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK and the US within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out below.

Interest rate risk
The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2004, £992 million was in fixed rate form, representing 100% of net debt and 64% of gross debt (2003: £934 million, representing 60% of net debt and 49% of gross debt). These levels will change following drawdown of further bank debt and planned disposals.

Currency risk
Translation exposure In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. Any such gains or losses resulting from this translation are recorded in reserves where they are matched with the gains and losses on liabilities in those currencies to hedge this risk. The Group targets ratios of liabilities to net assets (including goodwill in reserves) for each currency.

Transaction exposure Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of sales and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to assess their forecast exposure and hedge an agreed percentage of non-functional currency cash flow and also to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Counterparty risk
The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

Deposits
Surplus funds are placed for short periods with highly rated institutions in investments which are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly rated money market funds pending their requirement to meet legacy liabilities.

Derivatives
Derivatives are used to manage the risks described above and further detail is provided in note 28 to the full annual accounts.

Quarterly reporting
The Group will report quarterly to its Board and shareholders in the coming financial year and, in anticipation of this, set out below is an analysis of the 2004 turnover and operating profit by quarter for the businesses we are retaining. The phasing of the results shows a seasonal pattern, with the second and fourth quarters being stronger than the first and third quarters.

Bond holder information
Under the terms governing the senior notes issued as part of the refinancing, the Group has certain additional reporting obligations to make information available to the trustee, noteholders and potential investors. To the extent that this information is not presented within the full annual report, it will be made available on the Group's website (www.invensys.com) or may be requested by writing to the Company Secretary at the registered office.

	Year ended March 2004	Quarter ended March 2004	Quarter ended December 2003	Quarter ended September 2003	Quarter ended June 2003
Turnover (£ million)					
Process Systems	768	208	179	209	172
Eurotherm	122	33	29	31	29
APV	387	106	88	104	89
Rail Systems	442	105	105	115	117
Climate Controls	647	161	148	179	159
Appliance Controls	376	96	92	98	90
	2,742	**709**	**641**	**736**	**656**
Percentage of full year	100%	26%	23%	27%	24%
Operating profit (£ million)					
Process Systems	33	21	–	21	(9)
Eurotherm	17	5	4	4	4
APV	18	8	(7)	12	5
Rail Systems	62	18	12	18	14
Climate Controls	73	23	17	21	12
Appliance Controls	54	16	14	13	11
Corporate costs	(66)	(14)	(15)	(16)	(21)
	191	**77**	**25**	**73**	**16**
Percentage of full year	100%	40%	13%	38%	9%

The quarterly information is unaudited.

	2004	2003
Sales (£m)	**768**	768
Operating margin (%)	**4.3**	5.6
Number of employees	**7,769**	7,655

Process Systems provides products, services and solutions to help automate and optimise plant operations throughout industry.

Our business

Customers of our Process Systems business operate in many different areas of manufacturing, from process industries – such as hydrocarbons, metals and mining, power generation and utilities, water and waste water treatment – to the discrete, batch and hybrid sectors, including pharmaceuticals and fine chemicals.

Our customers face constant pressure to reduce production costs. Their plants must function productively, safely and economically, while conforming to an increasingly challenging regulatory environment.

Brands such as Foxboro, Triconex, SimSci-Esscor and Wonderware have helped Process Systems to gain a top-three position in the distributed control system, safety, simulation and human-machine interface markets. Their products, services and solutions help to automate and optimise plant operation in many industries, and are installed in over 50,000 plants worldwide.

Our performance

In a market that showed slight growth, sales of £768 million (2003: £768 million) were up 4% at CER, as increases in Europe, the Middle East and Africa (EMEA) and Latin America were partially offset by decreases in North America and Asia Pacific.

Operating profit for the year was £33 million *(2003: £43 million)*, down by 23% (13% at CER). Gains from improved operations, especially in North America, were offset by the resolution during the first half of accounting issues related to prior periods. Operating margin was 4.3% (2003: 5.6%), with margins broadly constant excluding one-offs, and with strong cash flow.

Orders were 2% higher than in the previous year, due to growth in EMEA and Asia Pacific. Significant new orders included Gazprom in Russia and Florida Power & Light in the US. In the new financial year, improved customer confidence following the refinancing and a pick-up in some key markets have strengthened order intake. The business is in the early stages of a 70-week programme to drive process improvements, but implementation costs will preclude net margin improvement until the latter part of the year.

Case study: Total service

Total, one of the world's leading oil and gas companies, needs to ensure that upgrading its offshore production and exploration operations provides maximum returns without losing valuable production time.

Invensys Process Systems had already demonstrated the advantages of its unique Foxboro® 'Plug in' system migration approach – using existing field wiring, terminations and system enclosures to reduce costs and minimise production delays – in two other Total platforms. In both cases, ageing control systems were replaced with Foxboro's I/A Series® systems. "*We have been so satisfied with the speed of the migration and the performance of the resulting I/A Series control system that we did not need to consider alternatives for the next project,*" said the Total project manager.

Process Systems also installed a new Triconex® safety instrumented system on the platform and upgraded the fire and gas detection system with the latest Triconex technology.



	2004	2003
Sales (£m)	**122**	119
Operating margin (%)	**13.9**	16.0
Number of employees	**1,212**	1,252

Eurotherm supplies control, data and measurement equipment solutions and services to manage specific parameters of the manufacturing process, such as temperature or pressure.

Our business
Eurotherm's product range includes distributed process automation systems and machine control, incorporating single and multi-loop control, operator displays, data management and graphic recorders, power control and signal conditioning.

Eurotherm's customers need to control their manufacturing processes for productivity and safety reasons. They also need to acquire and record data of the process variables to qualify compliance with manufacturing, regulatory and environmental standards. As such, customers can be diverse in nature, geography and industry, but typically include end users, resellers and original equipment manufacturers operating in the industrial machine control and process markets, including steel, glass, plastics, ceramics, pharmaceuticals and utility companies.

Our performance
The market experienced difficult trading conditions in Europe and North America due to underutilisation of customers' factory assets in many of the diverse sectors served by the business. At the same time, the relocation of machine manufacturers and processors from North America and Europe – and new investment by utility companies, primarily in China – presented considerable opportunities in Asia Pacific.

Sales for the year were £122 million (2003: £119 million), 3% higher than last year (2% at CER). The increase at CER was driven by Asia Pacific and by contribution from growth initiatives in specific vertical markets and service offerings, offset by declines in the US and Europe.

Operating profit for the year at £17 million (2003: £19 million) was 11% lower than last year (11% at CER), due to the higher proportion of lower-margin sales in Asia Pacific. Cash flow was strong and the operating margin was 13.9% (2003: 16.0%).

Orders were 3% higher than last year at £122 million (2003: £119 million) and followed the same geographic pattern as sales. The business expects improving prospects in North America, and will seek to counter the margin impact of continuing growth in the Asia Pacific region, albeit at a somewhat lower rate, with programmes to raise its levels of productivity and low-cost sourcing.

Case study: Clear benefit

By signing a worldwide 'Preferred Supplier' agreement with Eurotherm, Pilkington – the world's leading float glass producer – effectively standardised on Eurotherm's 'hot end' control solutions at float glass production lines around the world.

Pilkington is now using EurothermSuite™-based solutions in 15 of its principal manufacturing facilities, and additional projects are under discussion.

The plants, which produce high-quality clear, tinted and coated glass for buildings and clear and tinted glass for vehicles, need to operate non-stop for up to 15 years. This requires control and information systems of the highest integrity and performance.

This was the first deal of this kind with a key supplier that Pilkington has ever made, and applied to virtually all the float glass plants it operates globally. Pilkington's float process has been licensed to more than 40 manufacturers in 30 countries, while Pilkington itself operates 25 float plants and has interests in nine more operated by partners or associates.





	2004	2003
Sales (£m)	**387**	372
Operating margin (%)	**4.7**	5.4
Number of employees	**2,753**	2,685

APV supplies process equipment and automation solutions to the food, beverage, dairy, brewery and personal care industries.

Our business

APV's domain knowledge within the food, beverage, dairy, brewery and personal care industries has made it a leading supplier of process equipment, total automation solutions and asset services to these sectors. APV's products range from engineered components through to complete process plants equipped with the latest automation technology, along with a range of support services.

The needs of APV's customers vary between developed and developing markets. Producers in developed markets mainly require upgrades and maintenance to their installations, but are also finding themselves under pressure to make their plants compliant with increasingly stringent regulations. In less developed markets, customers are largely looking to build new plants, thus requiring support, components, services and sometimes complete turnkey plant installations.

Our performance

Good market conditions in the early part of the year, notably in EMEA, were reversed in the fourth quarter as major customers deferred orders, particularly in the dairy industry.

Sales were 4% higher than last year (2% at CER) at £387 million (2003: £372 million), reflecting the strength of the first half and the move to increase product sales through external channels.

Operating profit for the year fell 10% (14% at CER) to £18 million (2003: £20 million), due to write-offs during the second half of £5 million, relating to prior years. As a result, the operating margin was 4.7% (2003: 5.4%), despite some underlying progress and, after increases in working capital, the business saw a small cash outflow.

Orders were 3% higher than last year at £406 million (2003: £393 million). Significant orders during the year include Arla Foods in Denmark, Al Rawabi, one of the largest producers of fresh milk products in the United Arab Emirates, and Brouwerij Martens, a large Belgian brewery.

On 1 April 2004, APV Products and APV Solutions & Services were combined into a single APV business. This will facilitate a programme of performance initiatives in the areas of manufacturing and supply chain efficiency, project management and engineering productivity, the net benefits of which are expected toward the end of the financial year. The business will also seek to expand its presence in emerging markets and to build a regional service structure.

Case study: Dairy produce

Arla Foods is the largest dairy company in Europe, with leading brands including Lurpak. The company also has a popular range of traditional European yellow cheeses, and continually strives to increase efficiency in its production.



APV is helping Arla Foods to achieve greater efficiency by implementing a new statistical process control system known as the 'Production Server' in a number of its facilities.

By providing critical and highly accurate statistical data to the right people at the right time, Production Server helps to deliver significant quality, plant availability and product traceability improvements to Arla, as well as helping to achieve greater product consistency. Historical data monitoring gives staff the power to identify regular issues and deal with them, thus optimising scheduling and reducing downtime. The system's tracking and tracing capabilities satisfy increasingly demanding legislation on record-keeping in food production.

"The system is ideal for our needs, as it will provide us with the necessary information to run our process plant facilities more efficiently and in compliance with legislative regulations," said Arne Svendsen, a Production-IT Coordinator at Arla Foods.



	2004	2003
Sales (£m)	**442**	404
Operating margin (%)	**14.0**	13.6
Number of employees	**3,081**	2,960

Rail Systems designs, manufactures, supplies, installs and maintains rail signalling and control systems.

Our business

Rail Systems is a leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems, as well as a complete range of rail signalling products. Rail Systems' businesses are among the market leaders in a number of geographical areas, including the UK (Westinghouse Rail Systems), Iberia (Dimetronic), the US (signalling by Safetran Systems and logistics by Burco Services), and Australasia (Westinghouse Signals Australia). Customers include government authorities, other rail infrastructure owners and private civil contractors.

Our performance

Market conditions in core markets of the UK, Spain and the US were mixed. Investment in rail infrastructure in the UK and Spain remained at historically high levels, but latterly in the UK, the Rail Regulator's funding review and the restructuring of Network Rail caused delays in the placement of future contracts for large signalling renewals. In the US, delay in the passage of the US Transportation Bill is deferring federally-funded rail crossing investment.

Performance for the year was strong. Sales for the year increased by 9% (11% at CER) to £442 million (2003: £404 million) with growth in the UK and Spain benefiting from the high opening order book for large signalling renewals projects. Commencement of work on the smaller of the two London Underground signalling projects contributed £17 million in sales during the year.

Operating profit for the year increased by 13% (13% at CER) to £62 million (2003: £55 million) as a result of higher sales and a number of successful project completions in the UK and Spain. Operating margin increased to 14.0% (2003: 13.6%) and cash flow was strong.

Order intake for the year of £1,338 million (2003: £412 million) was dominated by £917 million from the two London Underground Public-Private Partnership (PPP) contracts. Other significant orders included three Spanish High Speed Line orders for £58 million and two orders worth £35 million for New York City Transit. Excluding the PPP contracts, the order book declined slightly, due to the specific issues in the key UK and US markets.

Prospects over the longer term remain positive, with an increasing contribution from the London Underground contracts, strong rail infrastructure investment expected – particularly in the UK and Spain – and growth in the lower-margin US logistics business. Order progress in the short term may be slowed by Network Rail's reorganisation in the UK and by the passage of the Transportation Bill in the US. Margins will be slightly impacted by the Group's increased costs for bonding and insurance.

Case study: WARM Alliance

Westinghouse Rail Systems' position as the leading signalling contractor in the UK has once again been confirmed by its major role in the success of the West Anglia Route Modernisation (WARM) Alliance.

The five-strong alliance of Network Rail, Westinghouse Rail Systems, Amec Spie Rail, Grant Rail and Alfred McAlpine delivered the £184 million project to modernise more than 200 kilometres of signalling from London's Liverpool Street station to Stansted Airport, six months ahead of schedule, within budget and with an excellent safety record.

Westinghouse Rail Systems provided signalling and telecommunications systems, trackside equipment and commissioning management for the project, which involved 43 stations, over 300 new signals and the transfer of 16 signal boxes to client Network Rail's state-of-the-art electronic Control Centre, close to Liverpool Street station.

The four-year project, which is critical to improving reliability and performance for an anticipated 30 million passenger journeys per year, was successfully completed by the alliance in October 2003. This success was recognised by the industry at the 2004 Railway Forum Innovation Awards where HRH Princess Anne presented the WARM Alliance with an award recognising their achievement.



	2004	2003
Sales (£m)	**647**	743
Operating margin (%)	**11.3**	10.0
Number of employees	**8,546**	8,969

Climate Controls provides components, systems and services used to control the comfort and safety of residential and commercial environments.

Our business

The business holds a leading position in the cooling, commercial refrigeration, heating and residential safety markets, in sales of temperature controls and heat/cool unit controllers, thermostats and room temperature sensors, valves and hydraulic control systems, and in complete building systems.

Customers of Climate Controls include original equipment manufacturers, wholesalers, distributors, retailers, contractors and project managers.

Our performance

During the year, markets for Climate Controls showed good growth in China and modest growth in North America and Europe. Competitive pricing pressure in reversing valves in Japan and North America continued to be a key feature of the cooling sector. The market for building management systems and products declined in North America, due to reduced educational building construction, but experienced slight growth in EMEA.

Sales for the business, at £647 million (2003: £743 million), were 13% lower than last year (9% lower at CER), primarily due to the disposal of low-margin contracting businesses in building management.

As a result, the operating margin improved to 11.3% (2003: 10.0%), as operating profit was maintained at £73 million (up 3% at CER). Improved profitability from restructuring in Europe, the disposal of low-margin contracting businesses and higher margins on new heating products were partially offset by falling prices for reversing valves in Asia and by the impact of the weaker US dollar. Cash conversion was strong.

Orders for the year fell 16% to £625 million (2003: £743 million), again mainly due to the progressive exit from contracting and to the weaker US dollar.

Looking forward, Climate Controls' heating, commercial refrigeration and residential safety businesses will explore new opportunities for growth created by a combination of new product introductions, food safety concerns and legislative pressures. Reversing valves are likely to continue to experience pricing pressure, although the commencement of production in China should begin to alleviate this impact. The building management systems operations will continue their exit from contracting and service markets in North America, with related revenue contraction but little impact on overall profits.

Case study: Winning combination

Legislation in an increasing number of US states is requiring carbon monoxide (CO) detection to be built into all new homes constructed. The Firex 7000 Smoke/CO combo continues 20 years of innovation by the Firex brand by allowing building contractors to bid on projects in areas where carbon monoxide regulations are in effect.



"Everyone in the supply chain is thrilled with the product, and it will continue to be our exclusive combo unit on our exciting Builder Program," said Jim Dunn, VP Sales & Marketing at Warshauer Electric, a Climate Controls customer.

Since the Firex 7000 is more convenient, more cost-efficient and more attractive than multiple devices for smoke and CO detection, many contractors are choosing it as the best way to achieve regulatory compliance, and also combining it with other Firex alarms for a complete safety system. As such, the Firex 7000 is not just an innovative technology in itself but also a champion for other Climate Controls safety products. In its first full year of sales, the Firex 7000 propelled Climate Controls' share of the detector market to a 10% increase.



	2004	2003
Sales (£m)	376	394
Operating margin (%)	14.4	15.5
Number of employees	**7,378**	7,749

Appliance Controls provides an extensive line of electronic and electro-mechanical control solutions used in appliances such as ovens, washing machines and refrigerators.

Our business

With over 150 product lines and 1.5 billion installed products in machines worldwide, Appliance Controls is a market leader in the Americas, maintains a strong position in Europe and has a solid platform for growth in the expanding Asia Pacific market. Our customers include some of the largest producers of appliances worldwide, from domestic appliances to commercial food service equipment and home spas.

Our performance

The market for appliances suffered a general downturn during the first quarter of the fiscal year. Low consumer confidence owing to global events led to weak demand across most businesses in the durable goods sector. While the market started to recover in the second half of the year, sales in Appliance Controls continued to be subdued by uncertainty surrounding the disposal of the business.

Sales for the year were therefore 5% lower (3% at CER) at £376 million (2003: £394 million). The difficult first three months, along with a weaker US dollar, resulted in lower volumes in both its North American and European operations, partially offset by rising sales in South America.

Operating profit for the year was £54 million (2003: £61 million), 11% lower than last year (8% at CER). This was primarily related to volume declines, together with adverse competitive conditions created by the pending sale of the business. An aggressive Six-Sigma and lean enterprise programme focusing on the elimination of waste provided reductions in the cost base to offset the annual price compression experienced in its market. Operating margin was 14.4% (2003: 15.5%), with cash flow reflecting capital expenditure somewhat above the average levels for the Group.

Overall, orders were 2% lower than last year at £376 million (2003: £384 million), primarily due to the 15% decline in the first quarter, although the rest of the year saw improving order patterns.

Looking ahead, Appliance Controls has started the new year with a robust order book, its future within Invensys now secured.

Case study: Success under pressure

Appliance Controls is positioned to participate in new markets because of our ability to approach customers with innovative solutions and our record of translating technology from region to region.

Due to the growing interest in premium and speciality coffees in the US, coffee maker manufacturers are producing new machines that offer café-quality coffee, right in the home, to replace the 'drip' coffee machine. As 80% of US home coffee makers are drip style, this means potential sales of seven million new low-pressure coffee makers in the US within the next three to five years.

Appliance Controls approached Applica (exclusive licensee of Black & Decker® household appliances) upon learning about the new coffee machine they wanted to develop specifically for this emerging market. Applica has extensive understanding of producing and marketing small appliances in the US, but needed help designing an application that addressed the specific challenges low-pressure machines presented.

Appliance Controls was able to leverage our global presence and knowledge of solenoid pump applications from espresso machines in the European market. We worked with Applica for over 18 months to fine-tune the pump solution, providing fast engineering responses and innovative solutions that enabled Applica's Home Café™ System to be introduced into the marketplace.



Powerware

Our business

Powerware's installation, monitoring and control systems and services help to provide continuous power levels through uninterruptible power supply and direct current systems, and to all products in the power quality segment (including generators, switching systems and power distribution units).

Our performance

Powerware's sales were down £12 million at £456 million (2003: £468 million). However, operating profit remained level at £25 million. The reduction in sales was due primarily to the uncertainty surrounding the disposal process and its impact on customer confidence.

Powerware's sale to Eaton Corporation for US$560 million was announced on 27 April 2004.

Lambda, Hansen and Baker (LHB)

Our businesses

Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Hansen is a manufacturer of gearboxes and drive-trains focusing primarily on gearboxes for wind turbines and industrial gearboxes for a wide range of applications such as material handling, water treatment and pulp and paper.

Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries.

Our performance

Combined sales for the year were consistent with last year at £387 million (2003: £388 million). The operating loss for the year was significantly lower at £12 million, compared with a loss of £25 million in 2003.

Lambda

The market showed signs of recovery over the year, particularly in the second half in the semiconductor and test equipment markets served by Lambda. The recovery commenced in the Asia Pacific region and was followed by improvements in North America and Europe.

Sales for the year were consistent with last year as the increased order intake in the second half was only partly translated into sales within the current financial year.

Operating profit for the year was significantly higher due to material cost reductions and decreased overheads.

Orders for the year were higher than last year, largely due to the recovery in the semiconductor and test equipment markets. Significant orders this year include Advantest, China Electronics Weihua, Fuji, Hitachi and Lockheed Martin.

Hansen

Markets showed significant growth during the year leading to increased sales.

Operating profit was considerably lower than last year as the start-up of the new wind turbine gear manufacturing site in Lommel, Belgium and the implementation of a new ERP system temporarily affected production output.

Orders for the year were higher due to growth in the wind turbine business.

The sale of Hansen to Allianz Capital Partners GmbH for €132 million was announced on 19 May 2004.

Baker

The market for the year overall was down, as demand for baked goods machinery in the US experienced a severe downturn due to the impact on our customers of the fashion for low-carbohydrate diets.

Sales for the year were lower due to difficult US market conditions and lower opening orders in the UK.

The business posted an operating loss due to the deterioration in the US, exacerbated by contract completion problems on contracts commenced in 2003.

Orders for the year were higher, driven by strong order intake in the UK. Significant orders this year include Lofthouse and Johnston Mooney & O'Brien.

Corporate costs

Corporate costs reduced during the year from £118 million to £66 million and this trend will continue in the current year, but at a slower pace, pending the resolution of the Group's legacy liabilities.

As discussed during the refinancing, Invensys – in common with many companies – has seen increases in certain costs often negotiated at a Group level but incurred by the individual businesses. These include approximately £20 million for insurance, as well as slightly higher bonding costs and some inflation in the price of certain commodities. Account has been taken by each business of these factors in building their plans for margin progression in the new year.

Board of directors

Martin Jay
Chairman
Appointed non-executive director of Invensys plc in January 2003 and Chairman in July 2003. Chairman of VT Group plc, having served as Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Chairman of the Tall Ships Youth Trust. (aged 64)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and was appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA) and non-executive director of Cookson Group plc and Lafarge SA. Previously held senior positions with BP and Premier Oil. (aged 47)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc and appointed to the Board in October 2002, became Chief Financial Officer on 1 January 2003. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 46)

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. (aged 64)
Member of Audit Committee and Remuneration Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc, of Eurostar Group Ltd and Eurostar United Kingdom Ltd, and a former management consulting partner at Accenture. Advisory partner with Rocket Ventures LLP, USA. (aged 60)
Chairman of Remuneration Committee and member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc, and previously Chief Financial Officer of the hotels division of Bass plc (subsequently InterContinental Hotels Group plc). Prior to this, Director of Corporate Finance of Bass plc. (aged 47)
Senior Independent Director.
Chairman of Audit Committee and member of Remuneration Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 63)
Member of Audit Committee and Nominating Committee.

In addition, Ulf Henriksson has been appointed Chief Operating Officer with effect from 21 May 2004 and will be proposed for election as a director of the Company at the Annual General Meeting. His biographical details are as follows:

Ulf Henriksson
Chief Operating Officer (from 21 May 2004)
Joins Invensys plc from Eaton Corporation, where he was Operating Vice President of the US$1.5 billion Hydraulic Division. Prior to joining Eaton Corporation in 2003, held a number of senior positions at Honeywell International/Allied Signal Inc, before becoming President of Automated Controls Systems & Services, a US$2.3 billion global business performing construction, installation and servicing of building automation and automated industrial process controls for heating and cooling, fire, security and industrial automation for all buildings and industrial applications. (aged 41)

Corporate governance

Principles

The Board is committed to high standards of corporate governance. Throughout the year under review, Invensys has been in full compliance with the applicable provisions of the Combined Code ('the Code'), appended to the Listing Rules of the UK Listing Authority ('the Listing Rules'), save in relation to the short period between the retirement of the Senior Independent Director and the appointment of his successor as reported below. The following also describes how the Principles set out in the Code have been applied and how the Company plans to enhance its procedures with a view to reporting next year on compliance with the Principles of the new Code that will apply to the Company's financial period ending on 31 March 2005 ('the new Code').

The Board

The Board currently has seven members, comprising five non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive formulated in their terms of appointment which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent and Andrew Macfarlane is the Senior Independent Director. Biographies of all the directors are presented on page 16. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a global company.

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business.

The Board meets at least eight times during the course of a year with additional meetings convened as necessary. In the financial year under review, during which significant strategic, financing and structural issues have been addressed, the Board met on 13 occasions. It is exceptional for any director to be absent from any meeting and none of the current directors attended less than 11 meetings of the Board last year. There is a formal schedule of matters reserved for the decision of the Board, which includes all major strategic and financial decisions; other decision-making is delegated through structured procedures to committees and senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Independent financial and professional advice is available to the directors, collectively and individually, as circumstances require.

The Board's programme includes meetings of the non-executives without the executives being present. Updated appraisal procedures relating to the performance of the Board, its Committees, the Chairman and other individual members will be implemented during the forthcoming year.

An induction programme is established on the appointment of a new director, and an ongoing training and briefing programme is being implemented on a continuing basis.

Each director is required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment.

Rolf Börjesson retired on 19 December 2003 and was succeeded as Senior Independent Director by Mr Macfarlane on 21 April 2004. During the interim period the Company and its advisers were engaged in extensive dialogue with leading shareholders related to the refinancing plan announced in February 2004 and completed in March 2004, and the Board considers that the principle underlying the Code requirement in relation to the availability of channels of communication was substantially met during the period.

During the year, Larry Farmer undertook, for a limited period and at the request of the Board, additional advisory and oversight activities in relation to a specific strategic performance initiative. He received fees in addition to his basic non-executive fees. Mr Farmer's own business experience was considered by the Board to be particularly relevant and valuable for this purpose and the Board considers that Mr Farmer's independence was not affected by these circumstances.

The Board committees

The Board has three standing committees, whose full terms of reference are available on the Company's website and on request from the Company Secretary. The Board reviewed the roles of its Committees and their terms of reference during the year and will in the coming year undertake the reviews of effectiveness required by the new Code.

The Nominating Committee is responsible for monitoring the performance of directors, reviewing induction and training requirements for individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and retirement of directors. Its current members are Martin Jay, who was a member of the Committee throughout the year and became Chairman of the Committee on 23 July 2003, and two further independent non-executive directors, Jean-Claude Guez and Simon Robertson (both appointed on 23 July 2003). Lord Marshall (as Chairman of the Committee) and Sir Philip Beck also served on the Committee until 23 July 2003. During the year, the Committee was responsible, with external recruitment advisers, for the selection and appointment of the new Chief Operating Officer. The Committee will play a leading role in the Board's reviews of its own performance and that of its Committees and individual members.

The Audit Committee comprises three independent non-executive directors: Mr Macfarlane, who was appointed as Chairman of the Committee on 1 April 2003, Mr Farmer, who also served throughout the year, and Mr Robertson, who was appointed on 16 September 2003. Mr Börjesson served as a member of the Committee until 19 December 2003. The Committee meets at least four times a year (and met during the year under review on five occasions) to review the published financial information and effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the Chief Executive and Chief Financial Officer normally attend meetings of the Committee. The other non-executive directors regularly attend meetings of the Committee to obtain a fuller briefing on significant accounting and internal control issues, and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows:

- Audit and assurance: this includes work that in their role as auditor they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and
- Taxation: the auditors are used in cases where they are best suited, such as tax compliance and statutory work. Other significant tax advisory projects are put out to competitive tender.

The Audit Committee also reviews the work undertaken by the Risk Council and by the Group's internal audit function, as described in more detail in the section of this report dealing with internal control. In addition, it reviews the Company's arrangements under which staff can raise on a confidential basis concerns about potential irregularities.

The Remuneration Committee's constitution and role are described in the Board's Summary remuneration report on page 20.

Communication with shareholders

In the course of the period under review, there was extensive dialogue between the Company and its major shareholders, particularly in relation to the refinancing and strategic proposals and business disposals that were proposed to shareholders at Extraordinary General Meetings held in December 2003 and March and May 2004. Communication with all shareholders is given a high priority.

During the course of a year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

The Summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full Annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website (www.invensys.com/corpgov), together with details of all announcements, investor presentations and share price information.

Additionally, there is an opportunity at the Annual General Meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees.

The Annual report and accounts are sent to shareholders at least 20 working days prior to the Annual General Meeting. Voting is conducted by polls at general meetings; the voting results are announced to the London Stock Exchange and are available on the website and on request.

Main Board review of internal control

In accordance with the Guidance for Directors on Internal Control, the following is the Board's report on its annual and continuing reviews of internal control, which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys. To facilitate the Board's reviews, the Audit Committee receives reports from internal and external auditors and from executive management in relation to the control procedures that are in place and the methods by which assurance is obtained concerning the levels of adherence to controls. Following detailed review, the Committee then reports on its findings to the Board. The Board is satisfied that the information that it has received throughout the year and for its annual review together with the procedural review framework that has been established are sufficient to enable it to review the effectiveness of the Group's system of internal control.

The Board has ultimate responsibility for the system of internal control. Each of the Group's businesses is individually accountable to the Chief Executive, and is managed by a business president who, with his senior management team, provides day-to-day control over the businesses' operations within the strategic guidelines and scope of delegated autonomy and delegated authorities determined by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed, but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

The Group's risk management strategy is determined by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. The Risk Council reports to the Board through the Audit Committee and continuously reviews and monitors the risk management strategy. It comprises the Chief Financial Officer (Chairman of the Council), the Chief Executive, the Senior Vice President and General Counsel, the Group Financial Controller, the Group Treasurer, the Director Group Risk Management, the Director of Internal Audit, the Vice President Environmental, Health & Safety and the Company Secretary. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and, following the changes that have taken place, putting in place new mechanisms for assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes.

The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in areas such as product liability, for making appropriate policy recommendations to the Risk Council and the Board and for monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior Vice President Human Resources and Group Services, who reports to the Chief Executive. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

The internal audit function has a direct reporting line to the Chairman of the Audit Committee, and its responsibilities include the examination and evaluation of the scope and effectiveness of the Group's system of internal control. During the year, it reports regularly to the Audit Committee on its assessment of internal control issues arising in the course of its internal audit reviews of the Company's operations. Each year it provides a consolidated review to assist the Board in undertaking its own annual review of internal control.

Internal controls are detailed in formal procedures, instructions and manuals. Compliance is verified by the Group's internal auditors and, to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and compliance with the Group's legal and ethical conduct policy.

Following the significant changes to the size and structure of the Group during the period under review, management has identified a number of areas where internal controls might be further improved and actions are being taken to address identified weaknesses.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and to the guiding principles and values set out in the Invensys Intent that are the foundation of our corporate behaviour. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit Committee and Risk Council, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. By way of benchmarking, we participated during the year in the Business in the Community Corporate Responsibility Index as reported on page 3. The processes required to achieve appropriate assurance and verification across all aspects of these matters continue to be reviewed and developed. It is the policy of Invensys that over time its success in meeting the Invensys Intent should be increasingly measurable and transparent. The full terms of the Invensys Intent and details of our sustainable development initiatives are available on the website www.invensys.com/ehs.

Directors' report

Activities and review for the year

The principal activities and review for the year are contained on pages 6 to 15.

Dividends

The directors do not recommend a dividend (2003: 1.0p).

Placing and open offer and share capital subdivision

A proposed Placing and open offer of new ordinary shares (on the basis of five new ordinary shares for eight existing ordinary shares) and share capital subdivision was announced on 5 February 2004 and subsequently approved at an Extraordinary General Meeting of the Company held on 2 March 2004. Consequent to the Placing and open offer, 2,187,363,013 ordinary shares of 1p each, with an aggregate nominal value of £22 million, were issued and fully paid for cash of £470 million on 5 March 2004.

As a result of the share capital subdivision each existing ordinary share of 25p was subdivided and converted into one new ordinary share of 1p and one deferred share of 24p. The deferred shares are not listed or freely transferable, which renders them worthless, and it is intended that they will be cancelled in due course. Further details can be found in note 22 of the full Annual report & accounts.

Board of directors

The current directors of the Company and their biographical details are given on page 16. A statement of their remuneration and details of their interests in the ordinary shares of the Company are set out in the Summary remuneration report. Lord Marshall and Sir Philip Beck retired at the Company's Annual General Meeting on 23 July 2003, when Lord Marshall was succeeded as Chairman of the Company by Martin Jay. In addition, Rolf Börjesson retired from the Board on 19 December 2003. All other directors served throughout the year. Ulf Henriksson has been appointed Chief Operating Officer with effect from 21 May 2004 and, pursuant to the Articles of Association, will be proposed for election as a director of the Company at the Annual General Meeting. Mr Henriksson has a service contract, details of which are given on pages 22 and 23 of the full annual accounts. Simon Robertson retires by rotation and, being eligible, offers himself for re-election at the Annual General Meeting.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2004:

	Consideration £m	Proportion disposed	Effective date of disposal
Metering	366	100%	Dec 2003
Baan	80	100%	Jul 2003
Teccor	27	100%	Jul 2003
Other disposals	54	100%	various
	527		

The discontinued operations contributed sales of £306 million and operating profit of £13 million in the year.

Substantial shareholders

As at 19 May 2004 (being the latest practicable date prior to the publication of this document) the Company had been notified on the respective dates below of the following interests in its ordinary shares, pursuant to section 198 of the Companies Act 1985:

Name	% of issued share capital at date of notification	Date of notification
Brandes Investment Partners, LP	15.05	24 Mar 2004
Legal & General Group plc	3.30	4 Feb 2004
The Capital Group Companies, Inc	4.49	18 Dec 2003

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 of the full Annual report & accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are or become temporarily or permanently disabled.

The Group also recognises the need to provide information on matters of concern to employees. To satisfy that need, the Group provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £0.6 million (2003: £1.0 million) with UK charities receiving £0.3 million (2003: £0.3 million). No donations were made to political parties (2003: £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £165 million (2003: £222 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on Wednesday 21 July 2004 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board

John Clayton
Company Secretary
19 May 2004

Summary remuneration report

Introduction

This Summary remuneration report is an extract of information from the full Remuneration report contained in the Annual report & accounts 2004, a copy of which can be found at www.invensys.com or may be obtained on request from the Company Secretary. The full Remuneration report will be proposed for approval at the forthcoming Annual General Meeting.

Remuneration policy

The Remuneration Committee (the 'Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. The members of the Committee are Jean-Claude Guez (Chairman of the Committee since 9 January 2004 and a member throughout the period), Larry Farmer (who served throughout the year) and Andrew Macfarlane (who was appointed to the Committee on 9 January 2004). All Remuneration committee members are considered to be independent non-executive directors. Details of this Committee's terms of reference are available on the website www.invensys.com.

The Committee meets at least four times each year and met on eight occasions during the year under review. No non-Committee member may attend other than by invitation of the Committee Chairman. No directors are involved in deciding their own remuneration.

The Invensys Group operates worldwide in the areas of automation, controls and process solutions. The area of executive remuneration, including pensions remains dynamic and the Committee keeps the position under review in light of commercial needs, changes in competitive practices and developments in UK corporate governance best practices.

The objective of the remuneration policy is to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee establishes a remuneration package for executive directors after taking proper account of the specific requirements of the business including the international spread of the business, the remuneration applicable at other levels within the Group and developments in UK best practice.

The Committee also is responsible for the operation of the Company's share plans.

There were no changes to the Committee's policies during the year.

Main components of remuneration

1 Base salary

The Committee determines the level of salary for each executive director annually. Base salaries are set at a level to take account of personal performance, salaries in comparable companies, internal relativities, wage inflation elsewhere in the Company and overall affordability.

In establishing individual salary levels, the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £660,000 and the Chief Financial Officer's is £400,000. No increase has been awarded to either director in respect of the 2003/04 (in the case of the Chief Financial Officer, since his appointment to that position) or 2004/05 years. The next review date will be 1 April 2005. General salary increases across the Group over the last financial year were approximately 3%.

2 Executive Bonus Plan

The Executive Bonus Plan ('the Plan') provides short-term incentivisation for the executive directors in order to encourage the achievement of defined annual financial objectives and focus on the most important measures of business success, whilst rewarding them for outstanding performance. In this way the Plan seeks to align the interests of shareholders and those participating in it. In designing the Plan, the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority.

As described in last year's report the performance targets, for both the Chief Executive and the Chief Financial Officer in respect of the financial year ended 31 March 2004, were set to reflect targets related to operating profit before interest and tax, with a range of supplemental measures. The bonuses paid to executive directors for the year under review are shown in the table on page 23.

3 Long Term Incentive and Option Schemes

(i) Long Term Incentive Plan ('LTIP')

The Committee has decided to continue to operate the LTIP as the principal vehicle for long-term incentivisation for the executive directors. Under the LTIP, awards may be made subject to a performance condition under which the Company's Total Shareholder Return ('TSR') will be ranked over a fixed three year period against the TSR of the constituents (as at the date of grant) of the FTSE Mid 250. The Company's TSR must rank at the median position for 25% of an award to be available (subject to a retention period of, generally, two years), rising to all of the shares being available if the upper decile position is achieved. Intermediate awards between those points are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses and there are no performance re-tests.

In addition to satisfying the TSR test, awards will only vest to the extent that the Committee is satisfied that there has been, over the performance period, sustained financial and operational delivery.

TSR was selected as an effective means of determining the Company's performance relative to that of other companies of comparable size. The Committee takes account of underlying financial performance relating to the effective financial management of the Group. The TSR calculation will be periodically undertaken by New Bridge Street Consultants LLP, using data supplied by Datastream, and reported to the Committee. The Committee will monitor performance against budget and other objectives set by the Board in considering whether the other tests have been met.

The level of awards to executive directors is determined by the Committee according to the prevailing market practice and within the overriding limit of two times salary.

As explained last year, no awards for the Chief Executive and Chief Financial Officer will be made in respect of the 2004/05 financial year as the award of one times salary made in June 2003 was, in light of the Company's circumstances at that time, intended to cover both financial years.

(ii) Executive Share Option Scheme

The Company does not propose to operate the Executive Share Option Scheme in relation to executive directors except by exception, in the case of recruitment situations, where it may be considered appropriate.

4 Pensions

Executive directors' pension arrangements are based on base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising participation in the Company's final salary pension on salaries up to the Inland Revenue's earnings cap (currently £102,000) with appropriate top-up arrangements.

5 Other benefits

Other benefits provided for executive directors comprise the provision of a company car, a cash allowance or the use of a pool car, and health care. On appointment, and where circumstances so warrant, certain relocation costs are also met.

6 Service contracts

The Combined Code and the latest guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible. In certain recruitment situations, it may be necessary to provide for a longer notice period (and other special terms), which would, after an initial period, reduce to the required norms.

Contracts relating to executive directors terminate automatically on the executive director's 60th birthday.

The details of the service contracts of the executive directors and the new Chief Operating Officer are set out in the Annual report & accounts and these contracts will be available for inspection as described in the notice of Annual General Meeting.

Non-executive directors

The Chairman and other non-executive directors do not have service contracts or contracts for services save that Martin Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, 12 months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association under which they are required to seek re-election not later than the third Annual General Meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders. They do not participate in any bonus plan or any of the Group's share incentive or option or pension schemes.

The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum (inclusive of any entitlement to attendance fees). The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees, and all members of the Board's standing committees receive a fee of £750 for each meeting attended. Additional fees may be awarded for increased responsibilities or time expended. The fees of each non-executive director for the year are set out in the table on page 23.

External directorships

The executive directors are encouraged to hold not more than one external non-executive directorship in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorship.

Performance graph

Companies are required to include a graph indicating their total shareholder return performance over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 100, which the Committee considers an appropriate index for comparison purposes as the Company had been a constituent during most of that period.

Total shareholder return


120
100
80
60
40
20
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Rebased to 100 on 1 April 1999
Invensys
FTSE 100 Index
Source: Datastream

Directors' interests in ordinary shares

The interests of the current directors in the ordinary shares, share options and long term incentive awards are set out below:

Current directors	Notes	Ordinary shares	Options	LTIP	31 March 2004 Total	1 April 2003 Total
L E Farmer		3,250	–	–	3,250	2,000
J-C Guez		–	–	–	–	–
R N Haythornthwaite		406,250	2,292,649	3,863,903	6,562,802	2,731,581
A N Hennah	4	–	1,215,634	2,626,668	3,842,302	1,599,858
M Jay		–	–	–	–	–
A E Macfarlane		12,187	–	–	12,187	7,500
S M Robertson		3,518	–	–	3,518	2,165
		425,205	3,508,283	6,490,571	**10,424,059**	4,343,104

Notes
1. All interests referred to above are beneficial.
2. There have been no changes to the interests of directors in ordinary shares between 31 March 2004 and 19 May 2004.
3. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2003 and 31 March 2004.
4. Mr Hennah's options include 21,438 savings related share options which are not subject to any performance conditions, having been granted in the UK under tax legislation precluding such conditions.

Directors' remuneration

The remuneration of the directors for the year ended 31 March 2004 was as follows:

Current directors	Notes	Salary/ fees £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2004 £	Total 2003 £
L E Farmer	1	142,750	–	–	–	142,750	33,250
J-C Guez		35,893	–	–	–	35,893	6,120
R N Haythornthwaite	2	660,000	22,991	105,600	200,000	988,591	790,461
A N Hennah	3	400,000	117,525	–	200,000	717,525	273,961
M Jay	4	180,838	–	–	–	180,838	6,120
A E Macfarlane		39,000	–	–	–	39,000	997
S M Robertson		31,000	–	–	–	31,000	28,000
Former directors							
R P Bauman		–	–	–	–	–	9,572
Sir Philip Beck		11,687	–	–	–	11,687	33,250
R L Börjesson		30,435	–	–	–	30,435	38,250
Sir Graham Hearne		–	–	–	–	–	36,750
Lord Marshall		77,564	8,797	–	–	86,361	282,828
K A O'Donovan		–	–	–	–	–	385,767
P Scaroni		–	–	–	–	–	3,452
						2,264,080	1,928,778

Notes

1. Mr Farmer's total fees of £142,750 comprise his basic non-executive directors' fee of £37,750 and further fees of £105,000 in respect of his additional responsibilities set out on page 17.
2. Mr Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 following the table headed Directors' pension entitlements below.
3. Included in Mr Hennah's benefits figure is £79,725 relating to temporary accommodation provided in lieu of relocation allowance on his joining the Company, of which £31,384 was incurred during the period ended 31 March 2003.
4. Mr Jay succeeded Lord Marshall as Chairman of the Company with effect from 23 July 2003; his fee as Chairman of the Company therefore relates to the period 23 July 2003 to 31 March 2004.

Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (Mr Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. The following table gives a summary of the individual directors' pensions values for the year ended 31 March 2004:

	Notes	Accrued pension at year ended 31 March 2004 £ per annum	Increase in accrued pension £ per annum	Transfer value of accrued pension £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase in accrued pension, excluding inflation (a) £ per annum	Transfer value as at 31 March 2004 of increase (a) less any contributions made £'000
R N Haythornthwaite	1	8,860	3,401	93	54	39	3,248	34
A N Hennah		17,137	13,039	171	38	133	12,924	129

Notes

1. The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration above.
2. All benefits are due at age 60.
3. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable.

Summary financial statement for the year ended 31 March 2004

Important note
This Summary financial statement, which comprises the Directors' report on pages 19 to 20, the Summary remuneration report on pages 20 to 23 and the financial information on pages 25 to 28, is a summary of the information in the full Annual report & accounts of Invensys plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information, the full Annual report & accounts and the auditor's report on those accounts, should be consulted. Copies of the full Annual report & accounts for 2004 are available, free of charge, from the Company Secretary, Invensys plc, Invensys House, Carlisle Place, London SW1P 1BX or on our website at www.invensys.com.

The auditors have reported on the full Annual report & accounts. Their report was not qualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

Statement of the independent auditors to the shareholders of Invensys plc (pursuant to section 251 of the Companies Act 1985)

Auditors' statement to the shareholders of Invensys plc
We have examined the Summary financial statement set out on page 24 and the financial information on pages 25 to 28.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. To the fullest extent required by the law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on its consistency with the full annual accounts, Directors' report and Remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We have also read the other information contained in this document and have considered the implications for our report if we became aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

Basis of opinion
We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statement is consistent with the full annual accounts, Directors' report and Remuneration report of Invensys plc for the year ended 31 March 2004 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
19 May 2004

Consolidated profit and loss account

For the year ended 31 March	2004 £m	2003 (restated) £m
Turnover		
Continuing operations	3,585	3,656
Discontinued operations	306	1,362
	3,891	5,018
Operating profit before exceptional items, goodwill amortisation and goodwill impairment		
Continuing operations	204	154
Discontinued operations	13	131
	217	285
Operating exceptional items		
Restructuring costs	(76)	(119)
Transition costs	(98)	–
Refinancing costs	(14)	–
Fixed asset impairment	(48)	–
	(236)	(119)
Operating (loss)/profit before goodwill amortisation and goodwill impairment	**(19)**	166
Goodwill amortisation	(53)	(122)
Goodwill impairment	(25)	(585)
Total operating loss	**(97)**	(541)
Continuing operations	(92)	(7)
Discontinued operations	(5)	(534)
Total operating loss	**(97)**	(541)
Corporate exceptional items		
Costs of closure	(32)	(29)
Loss on sale of fixed assets	(8)	(12)
Loss on disposal of operations	(96)	(664)
Loss on ordinary activities before interest and taxation	**(233)**	(1,246)
Net interest payable and similar charges	(112)	(113)
Other finance (charges)/income – FRS 17	(23)	30
Loss on ordinary activities before taxation	**(368)**	(1,329)
Tax credit/(charge) on loss on ordinary activities	35	(57)
Loss on ordinary activities after taxation	**(333)**	(1,386)
Minority interests – equity	5	6
Loss for the financial year	**(328)**	(1,380)
Dividends	–	(35)
Retained loss for the financial year	**(328)**	(1,415)
Loss per share (basic and diluted)	**(9.0)p**	(39.4)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	**1.2p**	2.6p
Average exchange rates for the year		
US$ to £1	1.69	1.54
Euro to £1	1.44	1.56
Yen to £1	190.81	188.14

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	2004 £m	2003 (restated) £m
Fixed assets		
Intangible assets – goodwill	478	746
Tangible assets	660	880
Investments in associated undertakings	1	4
Other investments	16	30
	1,155	1,660
Current assets		
Stocks	376	489
Debtors: amounts falling due within one year	1,043	1,038
Debtors: amounts falling due after more than one year	38	129
Investments	20	31
Cash and short-term deposits	566	365
	2,043	2,052
Creditors: amounts falling due within one year		
Short-term borrowings	(58)	(136)
Other creditors	(1,065)	(1,485)
	(1,123)	(1,621)
Net current assets	**920**	431
Total assets less current liabilities	**2,075**	2,091
Creditors: amounts falling due after more than one year		
Long-term borrowings	(1,494)	(1,785)
Other creditors	(23)	(23)
	(1,517)	(1,808)
Provisions for liabilities and charges	(256)	(322)
Net assets/(liabilities) excluding pension liability	**302**	(39)
Pension liability	(606)	(885)
	(304)	(924)
Capital and reserves		
Called up share capital	897	875
Share premium account	440	15
Capital redemption reserve	83	83
Capital reserve	2,509	2,047
Profit and loss account	(4,398)	(4,130)
Shareholders' deficit – equity	**(469)**	(1,110)
Minority interests – including non-equity	**165**	186
	(304)	(924)

The Summary financial statement on page 24 and the financial information on pages 25 to 28 were approved by the directors on 19 May 2004 and are signed on their behalf by:

M Jay
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates	2004	2003
US$ to £1	1.84	1.58
Euro to £1	1.50	1.45
Yen to £1	191.20	187.43

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	2004 £m	2003 (restated) £m
Net cash (outflow)/inflow from operating activities	(207)	210
Returns on investments and servicing of finance	(121)	(115)
Taxation	(73)	(62)
Capital expenditure and financial investment	(115)	(76)
Acquisitions and disposals	486	1,446
Equity dividends paid	–	(71)
Cash (outflow)/inflow before use of liquid resources and financing	(30)	1,332
Management of liquid resources	(43)	69
Financing		
Issue of ordinary shares	448	–
Decrease in debt	(165)	(1,417)
Increase/(decrease) in cash in year	**210**	(16)

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	2004 £m	2003 (restated) £m
Increase/(decrease) in cash in year	210	(16)
Cash outflow from decrease in debt	165	1,417
Cash outflow/(inflow) from increase/(decrease) in liquid resources	43	(69)
Change in net debt resulting from cash flows	418	1,332
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	–	15
Transfer of facility costs to prepayments	(25)	–
Exchange movements	177	113
Movement in net debt in year	570	1,460
Net debt at beginning of year	(1,556)	(3,016)
Net debt at end of year	**(986)**	(1,556)

Segmental analysis

	Turnover 2004 £m	Turnover 2003 £m	Operating profit* 2004 £m	Operating profit* 2003 (restated) £m	Net operating assets 2004 £m	Net operating assets 2003 (restated) £m
Business						
Process Systems	768	768	33	43	205	264
Eurotherm	122	119	17	19	27	34
APV	387	372	18	20	80	47
Rail Systems	442	404	62	55	45	55
Climate Controls	647	743	73	74	273	342
Appliance Controls	376	394	54	61	173	196
Powerware	456	468	25	25	78	92
LHB	387	388	(12)	(25)	251	191
Corporate costs	–	–	(66)	(118)	(135)	(204)
Continuing operations	3,585	3,656	204	154	997	1,017
Discontinued operations	306	1,362	13	131	–	112
	3,891	5,018	**217**	285	**997**	1,129
Operating exceptional items			(236)	(119)		
Goodwill amortisation			(53)	(122)		
Goodwill impairment			(25)	(585)		
Corporate exceptional items			(136)	(705)		
Loss on ordinary activities before interest and taxation			(233)	(1,246)		
Geographical analysis by origin						
United Kingdom	482	437	40	30	83	55
Rest of Europe	924	824	81	60	377	293
North America	1,497	1,720	128	157	346	489
South America	82	78	–	(1)	30	40
Asia Pacific	541	542	18	23	281	330
Africa and Middle East	59	55	3	3	15	14
Corporate costs	–	–	(66)	(118)	(135)	(204)
Continuing operations	3,585	3,656	204	154	997	1,017
Discontinued operations	306	1,362	13	131	–	112
	3,891	5,018	**217**	285	**997**	1,129
Operating exceptional items			(236)	(119)		
Goodwill amortisation			(53)	(122)		
Goodwill impairment			(25)	(585)		
Corporate exceptional items			(136)	(705)		
Loss on ordinary activities before interest and taxation			(233)	(1,246)		
Borrowings					(1,552)	(1,921)
Cash and short-term deposits					566	365
Deferred tax					(6)	(67)
Taxation					(181)	(291)
Goodwill					478	746
Pension liability					(606)	(885)
Net liabilities per consolidated balance sheet					**(304)**	(924)
Geographical analysis of turnover by destination						
United Kingdom	428	394				
Rest of Europe	947	863				
North America	1,417	1,619				
South America	107	101				
Asia Pacific	587	571				
Africa and Middle East	99	108				
Continuing operations	3,585	3,656				
Discontinued operations	306	1,362				
	3,891	5,018				

*Before exceptional items, goodwill amortisation and goodwill impairment.

Shareholder information

Registrars
For all enquiries about the registration of your shares and changes of name and address, please contact:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure available from Lloyds TSB Registrars.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at www.adr.db.com.

Sharegift
Shareholders with very small holdings of shares who do not wish to sell because the sale commission applied would be disproportionate to the sale price may consider donating them to charity. The Orr Mackintosh Foundation operates a charity share donation scheme. Sharegift can be contacted at 24 Grosvenor Gardens, London SW1W 0DH, by telephone on +44 (0)20 7337 0501, or on-line at www.sharegift.org. Donation forms are also available via Lloyds TSB Registrars.

Unsolicited mail
The Company is obliged by law to make its share register publicly available and as a result some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail you can contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT, by telephone on +44 (0)20 7291 3310, or register on-line at www.mpsonline.org.uk. This service is operated by an independent organisation and is free to members of the public.

Financial calendar

Financial year end 2003/04	31 March 2004
Results 2003/04 announced	20 May 2004
Annual General Meeting	21 July 2004
First quarter results	August 2004
Interim results 2004/05	November 2004
Third quarter results	February 2005

Final dates and any changes will be announced and notified as appropriate.

Taxation
The following is a general guide based on our current understanding of the likely tax treatment in the UK of the share capital subdivision and Placing and open offer announced on 5 February 2004. This is subject to Inland Revenue determination in all cases and shareholders in any doubt as to their tax position should seek specific advice from their financial advisers or local tax office before taking any action. For the purposes of UK taxation of chargeable gains, the subdivision of capital is likely to be treated by the Inland Revenue as a reorganisation of the Company's share capital and shareholders should not be treated as making any disposal of their existing shares. The deferred shares due to be cancelled in accordance with their terms of issue should be treated as having nil value. New ordinary shares subscribed for under the open offer by an existing shareholder and allocated pro rata to their existing shareholding should be treated as the same asset as the holding of new ordinary shares, received under the share capital subdivision and as having been acquired at the same time. The base cost of the existing shareholding will be treated as increased by the amount paid for the open offer shares. For other shareholdings acquired under the open offer, shareholders will be treated as making a new acquisition. Further historical information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company.

Dividend
No dividend was paid during the financial year 2003/04 and the Board has not recommended the payment of any final dividend.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Designed and produced by Fishburn Hedges
www.fishburn-hedges.com

Registered office Invensys plc, Invensys House, Carlisle Place, London SW1P 1BX, United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023

Chairman's explanatory letter and Notice of Annual General Meeting

Annual General Meeting Wednesday 21 July 2004 at 11.00am. This document is important and requires your immediate attention. When considering what action to take, you are recommended to consult an independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or otherwise transferred all of your Invensys shares, please pass this document and the accompanying form of proxy to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The Notice of Annual General Meeting is set out on page 3.

1 June 2004

invensys®

Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
no. 166023

Dear Shareholder

I am writing to inform you that the Annual General Meeting ('the AGM') of the Company will be held on Wednesday 21 July 2004 at 11.00am at One Great George Street, Westminster, London SW1P 3AA. Details of the business to be considered are set out in the notice of meeting that follows this letter. I would like to explain a number of the matters to be dealt with.

Corporate governance and Remuneration report

The Board is committed to high standards of corporate governance and recognises its accountability to shareholders. We have described our compliance with the Combined Code in the Corporate governance report which is set out at page 17 in the Annual report & accounts and page 17 in the Summary financial statement. As you may be aware, it is a requirement for listed companies to submit their remuneration reports including their remuneration policy to shareholders for approval. As a matter of best practice, we have put our remuneration policy to shareholders each year since 1996 and the Board are of course continuing with that practice this year. The Remuneration report for the year is set out in full in the Annual report & accounts commencing at page 19 and is summarised in the Summary financial statement at page 20.

Directors

In accordance with Article 87 of the Articles of Association of the Company, Simon Robertson will retire by rotation at this year's meeting, being the third year since he was last elected and he will seek re-election. He was appointed a director of BTR plc in 1997 and then as a director of this Company following the merger in 1999. He is Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd and was formerly Chairman of Kleinwort Benson Group plc and the breadth of his experience and the availability of his counsel is considered by the Board to be of the highest value to the Company. Further details of his biography are set out on page 16 of the Annual report & accounts and page 16 of the Summary financial statement. The Nominating Committee on behalf of the Board undertakes an in-depth review of all board appointments and re-elections. Based on their evaluation of his continuing contribution to the Company, the Board recommends that he is re-elected at the AGM.

Ulf Henriksson has been appointed the Group's Chief Operating Officer with effect from 21 May 2004 and the Board recommends that he is elected to the Board at the AGM. His appointment followed a formal recruitment process conducted on behalf of the Board by the Nominating Committee with external consultants. The search was conducted on an international basis and he was identified by the Nominating Committee as an outstanding candidate. He comes to Invensys having led Eaton Corporation's Hydraulic Division, its largest global business. Prior to that he held senior positions at Honeywell International/Allied Signal Inc. over nine years, including President of their Automated Controls Systems and Services business from 2002. His biographical details and industry experience are set out on page 16 of the Annual report & accounts and page 16 of the Summary financial statement.

Authority to allot shares

Under the Companies Act 1985 the directors may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in general meeting. Under Resolution 6, Invensys seeks a new authority to allot shares up to an aggregate nominal amount of £18,767,500. This represents approximately 33 per cent of the total ordinary share capital of the Company in issue at the date of this letter. The directors have no present intention of exercising this authority save to satisfy options exercised under the Company's share option or long term incentive schemes. It is our practice, in order to retain flexibility, to renew this authority for the full 5 year period permitted by the Companies Act and this authority will expire on 21 July 2009. However, in the light of recent changes in institutional shareholder guidelines, we intend to seek each year to renew this authority on a rolling 5 year basis.

Resolution 7, which will be proposed as a special resolution, is to renew the directors' authority to allot equity securities for cash otherwise than in proportion to existing holdings. In the case of allotments other than for rights issues, the authority is limited to equity securities up to an aggregate nominal amount of £2,843,500. This represents approximately five per cent of the total ordinary share capital of the Company in issue at the date of this letter. This authority will also expire on 21 July 2009, but, as described above, it is our intention to seek renewal of the authority each year on a rolling five year basis.

Authority to purchase own shares

Under Resolution 8, which will be proposed as a special resolution, the Company seeks to renew the current authority to make purchases in the market of its own ordinary shares subject to specified limits. The directors have no present intention of making any purchases but believe that the Company should retain the flexibility to take action if circumstances changed and future purchases were considered desirable and in the best interests of shareholders, and could be expected to increase earnings per share.

The number of ordinary shares that the Company may purchase pursuant to this authority will be limited to a maximum of 568,714,383 ordinary shares representing approximately 10 per cent of the total ordinary share capital of the Company in issue at the date of this letter. This authority will expire at the conclusion of the next Annual General Meeting.

Proxies and voting

We are again providing facilities for proxies to be submitted electronically by those shareholders who wish to do so. Proxies may also be submitted by post as in previous years by shareholders preferring to continue with that method. Details are set out in the notice of meeting and on your proxy card. With your proxy is a card on which you may make comments or ask a question and I will endeavour to provide a response to the most frequently raised matters in my address to the meeting.

Following the practice of previous years, all substantive resolutions at the meeting will be decided by poll which will allow transparency in relation to the votes that have been cast by all our shareholders.

Recommendation and action to be taken

The Board considers that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommends that you vote in favour as the directors intend to do in respect of their own beneficial holdings. Whether or not you intend to come to the meeting, please complete and return the accompanying prepaid form of proxy to the Company's registrar or use the electronic proxy facilities by no later than 11.00am on 19 July 2004. By doing so you will not preclude yourself from attending and voting in person at the meeting.

Yours sincerely



Martin Jay
Chairman

Notice of Annual General Meeting

Notice is hereby given that the 2004 Annual General Meeting of Invensys plc will be held at One Great George Street, Westminster, London SW1P 3AA on Wednesday 21 July 2004 at 11.00am for the following purposes:

Ordinary business

1 To receive the report of the directors and the audited statement of accounts for the year ended 31 March 2004.

2 To consider as an ordinary resolution: 'That the Board's remuneration report contained in the report and accounts for the year ended 31 March 2004 be and is hereby approved.'

3 To re-elect or elect the following as directors in accordance with the Articles of Association (to be proposed as separate resolutions):
  a Mr S M Robertson
  b Mr U C Henriksson

4 To re-appoint Ernst & Young LLP as auditors.

5 To authorise the directors to determine the auditors' remuneration.

Special business

6 To consider and, if thought fit, pass the following resolution as an ordinary resolution: 'That:
  a the directors be and are hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £18,767,500;
  b this authority shall expire on 21 July 2009; and
  c the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.'

7 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
'That, subject to and conditional upon the passing of Resolution 6 in the notice of Annual General Meeting dated 1 June 2004, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the said Resolution 6 as if sub-section (1) of section 89 of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:
  a to the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to such exclusions or other arrangements as the directors may consider appropriate in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and
  b to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,843,500, and shall expire on 21 July 2009, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.'

8 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
'That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its ordinary shares of 1p each ('ordinary shares') provided always that:
  a this authority is limited to a maximum number of 568,714,383 ordinary shares;
  b the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are contracted to be purchased (exclusive of expenses);
  c the minimum price which may be paid for an ordinary share is 1p (exclusive of expenses); and
  d the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the Company's next Annual General Meeting, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.'

By order of the Board
J R W Clayton
Company Secretary
1 June 2004

Notes:

1 Any member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2 A form of proxy is enclosed. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the form of proxy not later than 11.00am on 19 July 2004. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3 A form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference number, Card ID and Account number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it to the address on the reverse of the form of proxy or log onto www.sharevote.co.uk and complete a proxy on-line.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 21 July 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 11.00am on 19 July 2004.
For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00pm on 19 July 2004 shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00pm on 19 July 2004 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

6 The following documents will be available for inspection at the registered office of the Company during usual business hours on any weekday from the date of this notice until the Annual General Meeting and will be available at the Annual General Meeting from 10.45am until the conclusion of the meeting:
  a copies of all contracts of service between the Company and the directors of the Company; and
  b the Register of Directors' Interests in the share capital of the Company maintained in accordance with section 325 of the Companies Act 1985.

7 As at 1 June 2004 options over 226,006,143 new ordinary shares representing 4.0% of the current issued share capital were outstanding under all employee share schemes adopted by the Company. This would represent 4.7% of the issued share capital if the maximum number of ordinary shares were purchased under both the existing authority approved at the 2003 Annual General Meeting and the proposed authority under Resolution 8. At that date, the Company held no treasury shares.

Shareholders with disabilities

The meeting room is situated on the ground floor and is wheelchair accessible. If you have any special access or other needs please contact us on telephone no. 020 7821 3719, facsimile no. 020 7821 3884 or e-mail jaime.tham@invensys.com and we will be pleased to provide appropriate help.

invensys®

Registered office: Invensys House, Carlisle Place, London SWIP IBX
Registered in England and Wales no. 166023

Invensys plc
Invensys House
Carlisle Place
London SWIP IBX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
www.invensys.com

ADR Version

SEC No 82 - 2142

Form of proxy

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

I/we instruct Deutsche Bank Trust Company Americas to vote for me/us on my/our behalf at the Annual General Meeting of Invensys plc to be held on July 21, 2004 and any adjournment thereof as follows:

Resolutions:

Resolution	FOR	AGAINST	WITHHELD
1. To receive report and accounts for the year ended March 31, 2004	☐	☐	☐
2. To approve the remuneration report	☐	☐	☐
3. To re-elect/elect the following as directors			
a) Mr S M Robertson	☐	☐	☐
b) Mr U C Henriksson	☐	☐	☐
4. To re-appoint Ernst & Young LLP as auditors	☐	☐	☐
5. To authorise directors to determine the auditors' remuneration	☐	☐	☐
6. To authorise allotment of relevant securities	☐	☐	☐
7. To authorise disapplication of pre-emption provisions *(special resolution)*	☐	☐	☐
8. To authorise purchase of ordinary shares (special resolution)	☐	☐	☐

Signature________________ **Signature**________________ **Date**________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such and provide the authority under which you are acting.

▲ **FOLD AND DETACH HERE** ▲

THE FOLLOWING FORM OF PROXY RELATES TO AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF INVENSYS PLC AND IS BEING SENT TO THE HOLDERS OF INVENSYS PLC AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INVENSYS PLC, DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" ALL PROPOSALS.

Address Change/Comments (Mark the corresponding box on the reverse side)

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